THINK WEBSENSE
2010 ANNUAL REPORT

TRITON™

- Web security
- Email security
- Data security


11007044

websense®

ESSENTIAL INFORMATION PROTECTION™

THINK WEBSENSE

Differentiated technology and solutions

The Websense TRITON security solution integrates complementary Web, email and data loss prevention technologies (available separately or combined) to provide superior protection from malware, spam, inappropriate content and data loss. With multiple deployment options, including appliance, cloud-based services and hybrid, the TRITON solution delivers the most effective protection against modern threats at the lowest total cost of ownership.

Expanding market opportunity

Powerful global trends, including the growing use of cloud-based applications, the rise of the social Web, and increasingly effective data-stealing attacks, are creating a growing market for security solutions focused on protecting valuable content.

Solid foundation for growth

Under the leadership of our experienced management team, we maintain healthy operating margins and a strong balance sheet. Our subscription-based business model generates a substantial cash yield on net billings and allows us to invest in future growth and return value to shareholders through share repurchases.

FIVE-YEAR FINANCIAL SUMMARY

Amounts in thousands, except per share amounts and employees

	FISCAL YEAR				
Consolidated Statement of Operations Data	2010	2009	2008	2007	2006
Billings	$346,954	$352,042	$343,366	$257,856	$210,520
Revenues	332,762	313,713	288,274	210,307	178,814
Income (loss) from operations	30,810	3,059	(33,868)	(18,701)	39,463
Net income (loss)	18,652	(10,697)	(26,779)	(22,296)	32,093
Diluted net income (loss) per share	0.43	(0.24)	(0.59)	(0.49)	0.68
Consolidated Balance Sheet Data					
Cash, cash equivalents (including restricted cash) and marketable securities	$78,080	$83,296	$66,811	$87,733	$326,905
Total assets	661,943	695,846	718,848	774,924	424,257
Deferred revenue	394,304	380,112	341,784	288,043	220,343
Stockholders' equity	131,663	156,915	170,845	186,622	180,725
Additional Data					
Cash flow from operations	$90,119	$92,855	$64,690	$53,026	$83,678
Employees	1,442	1,435	1,288	1,237	687

NON-GAAP FINANCIAL MEASURES: This annual report includes financial measures for billings, non-GAAP revenues and non-GAAP net income that are not numerical measures that can be calculated in accordance with U.S. generally accepted accounting principles (GAAP). Websense has provided these measures when reporting financial performance presently and in the past, because these measures provide a consistent basis for understanding Websense's activities and financial performance in the current period. Details regarding Websense's non-GAAP financial measures are available on Websense's Web site at http://investor.websense.com/financials.cfm.

"Our multi-year investment in new product innovation is fundamental to our future, and is paying dividends."



To our stockholders, customers and employees:

2010 was a year of substantial accomplishment for Websense. We achieved multiple financial, product, and customer milestones, including 74 percent growth in billings for our TRITON Web Security Gateway family of solutions. Thanks to the dedication and hard work of the entire Websense team, we have largely completed the transformation to a leading provider of content security, a category that includes Web, email and data security.

This multi-year transformation focused on:

- Development of the TRITON architecture and management console with fully integrated Web, email and data security;
- Creation of a strategic sales organization capable of calling at the highest levels of the enterprise; and
- Overhaul of our technical support organization and reseller programs.

The heavy lifting is done. Our TRITON solution addresses a much broader segment of the security market and provides protection not offered by traditional client and network security. And, with recent investments in sales capacity and technical training, we have the expertise to compete effectively for large enterprise security installations.

Early customer adoption of our TRITON solution demonstrates our technology leadership. I am pleased to report that by the end of 2010, TRITON Web, email and data security products protected more than 6,500 customers and nearly 11 million users, including more than 4,000 organizations using our cloud-based security services.

Financial performance

We posted solid financial results in 2010, even though our new sales organization is not expected to achieve full productivity until mid-2011. Net billings, our financial measure for contracts booked and invoiced, were $347.0 million for the year, compared with $352.0 million in 2009. The decrease in total net billings was due to the planned discontinuation of several non-strategic original equipment manufacturer (OEM) relationships, which resulted in a $7.1 million decline in OEM billings compared with 2009. Excluding OEM billings, net billings to end-users increased one percent in 2010 to $336.2 million.

Calculated according to generally accepted accounting principles (GAAP), revenues for the year increased six percent to $332.8 million, reflecting higher deferred revenue balances in 2010 compared with 2009. GAAP net income was $18.7 million, compared with a net loss of $10.7 million in 2009.

GAAP results included $49.6 million in costs associated with share-based compensation, amortization of acquired intangible assets and amortization of deferred financing fees, and excluded $4.3 million in revenue associated with the write-down of SurfControl deferred revenue at the time of the acquisition. Adjusting for these items, non-GAAP revenues increased two percent from 2009, to $337.0 million, and non-GAAP net income increased three percent to $54.5 million.

A full discussion and reconciliation of our GAAP to non-GAAP financial measures is available on our Web site at http://investor.websense.com/financials.cfm.

We generated more than $90 million in operating cash flow during the year, representing a yield of 26 percent on net billings. We invested $85 million in share repurchases, permanently retiring approximately 4.1 million shares of our stock, and ended the year with cash and equivalents of $77.4 million, excluding restricted cash.

With our demonstrated ability to generate high cash yields on billings and long-term debt of just $67 million, we enter 2011 with sufficient resources to fund our future growth and return value to shareholders through share repurchases. In January 2011, we increased pre-authorized share repurchases under our 10b5-1 plan to $25 million per quarter, and we anticipate repurchasing a total of $100 million in common stock in 2011.

Operational success

In addition to continuing our tradition of strong financial performance, during 2010:

- *We introduced the TRITON security architecture with appliance and TruHybrid™ deployment options.* Our TRITON solution integrates complementary Web, email and data security technologies, which are managed from the TRITON management console for unified policy enforcement, reporting and updates.

- *We expanded our business with new customers.* We booked approximately $49 million in billings to new customers, an increase of 10 percent from 2009. This resurgence in new customer business increased the total value of our installed base and reflected the relevancy and ease of use of our TRITON content security solutions.

- *We increased the number of large transactions globally.* We closed seven transactions valued at more than $1 million in 2010, compared with three in 2009 and four in 2008. The dollar value of transactions greater than $100,000 increased 10 percent to $106.6 million, demonstrating our growing success at selling high-value security solutions to enterprise customers.

"We've built a wide lead with our TRITON solution to win new customers and upgrade installed customers who value protection against modern threats."

- *We restructured our international distribution operations.* This restructuring of the legacy Websense and SurfControl international operations reduces the complexity and compliance risks associated with our global distribution activities. Additionally, the new structure is expected to reduce the company's long-term non-GAAP effective tax rate by approximately six percentage points.

- *We refinanced the remaining $67 million balance of our term loan with a revolving credit facility.* The $120 million facility is more flexible and lower cost than our original loan, reflecting our high credit quality and three year history of early principal payments.

- *We received recognition from industry analysts, influential publications and professional organizations.* Industry analysts Gartner, Forrester, and IDC, among others, recognized our technology and market share leadership and we received numerous "readers choice" awards from trade publications. Our customer support organization received the prestigious Service Capability and Performance (SCP) Standards certification and exceeded the global benchmark for SCP certified organizations.

Opportunity ahead

Our 2010 accomplishments represent the early returns from the product and sales force investments we made during the last four years.

Looking ahead, I am confident cyber-attacks and data breaches will continue to increase, resulting in growing demand for content-based security. We stand uniquely ready and able to capitalize on this opportunity with solutions that deliver the most effective security against modern threats at the lowest total cost of ownership. As new and existing customers transition from legacy Web and email filtering products to the more effective protection of our TRITON content security solutions, we expect continued improvements in customer retention and top-line growth.

We have risen to the security and productivity challenges of the modern Web, and we enter 2011 with leading technology, an experienced enterprise sales force and the support of our customers and reseller community. On behalf of everyone at Websense, I thank you for your continued support and look forward to reporting our progress next year.

Sincerely,

Gene Hodges
Chief Executive Officer

FORWARD-LOOKING STATEMENTS. This Annual Report contains "forward-looking statements" within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements, which represent our expectations or beliefs concerning various future events, may contain words such as "may," "will," "expects," "anticipates," "intends," "plans," "believes," "estimates," "leading indicator," or other words indicating future results. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those anticipated as of the date of this report. These risks include, but are not limited to, anticipated trends in revenue, plans, strategies and objectives of management for future operations, growth opportunities in domestic and international markets, new and enhanced channels of distribution, customer acceptance and satisfaction with our products, risks associated with fluctuations in currency exchange rates, expected trends in operating and other expenses, anticipated cash and intentions regarding usage of cash, risks associated with integrating acquired businesses and launching new product offerings, changes in effective tax rates, and anticipated product enhancements or releases. We assume no obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this report.

STOCK PERFORMANCE GRAPH

PERFORMANCE MEASUREMENT COMPARISON

The following graph compares the cumulative total return of the Websense's common stock to the weighted average return of stocks of companies included in the Nasdaq Stock Market—U.S. and a Nasdaq peer group index consisting of Computer and Data Processing Services companies from December 31, 2005 through December 31, 2010. Websense's fiscal year ends on December 31. The graph assumes $100 was invested at the close of trading on December 31, 2005 in Websense's common stock and in each index. The total return for each of Websense's common stock, the Nasdaq Stock Market—U.S. and the Nasdaq Computer and Data Processing Services Index assumes the reinvestment of dividends, although dividends have not been declared on Websense's common stock. The Nasdaq Stock Market—U.S. tracks the aggregate price performance of equity securities of companies traded on the Nasdaq Stock Market. The Nasdaq Computer and Data Processing Services Index consists of companies with a Standard Industrial Classification Code identifying them as Computer and Data Processing Services companies. The stockholder return shown on the graph below should not be considered indicative of future stockholder returns and Websense will not make or endorse any predictions as to future stockholder returns.


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Nasdaq US
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WBSN

	12/30/05	12/29/06	12/31/07	12/31/08	12/31/09	12/31/10
Websense, Inc.	$100.00	$69.56	$51.74	$45.61	$53.20	$61.70
Nasdaq Stock Market - U.S.	$100.00	$109.84	$119.14	$57.41	$82.53	$97.95
Nasdaq Computer and Data Processing Services	$100.00	$112.28	$137.19	$78.97	$129.07	$146.56

Notwithstanding anything to the contrary set forth in any of Websense's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate this Annual Report or future filings made by Websense under those statutes, the Compensation Committee Report, the Audit Committee Report and the Stock Performance Graph and Performance Measurement Comparison are not "soliciting material," are not deemed filed with the Securities and Exchange Commission, and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by Websense under those statutes irrespective of any general incorporation language contained in any such filing.

Did you know...

79.9% of websites with malicious code were legitimate sites that have been compromised

40% of all Facebook status updates have links and 10% of those links are either spam or malicious

89.9% of all unwanted emails in circulation during this period contained links to spam sites or malicious websites

52% of data stealing attacks occurred over the Web

Websense 2010 Threat Report

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to

Commission File Number 000-30093

Websense, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**51-0380839**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

10240 Sorrento Valley Road
San Diego, California 92121
858-320-8000
(Address of principal executive offices, zip code and telephone number)

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in the Rule 12b-2 of the Act): Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, as of June 30, 2010 was approximately $800 million (based on the closing price for shares of the registrant's Common Stock as reported by the Nasdaq Global Select Market for that date). Shares of Common Stock held by each officer, director and holder of 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed affiliates. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

The number of shares outstanding of the registrant's Common Stock, $.01 par value, as of January 31, 2011 was 40,618,152.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held June 7, 2011 are incorporated by reference into Part III. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2010.

Certain exhibits filed with the registrant's prior registration statements, periodic reports on forms 8-K, forms 10-K and forms 10-Q are incorporated herein by reference into Part IV of this Report.

Websense, Inc.

Form 10-K

For the Fiscal Year Ended December 31, 2010

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This report on Form 10-K may contain "forward-looking statements" within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements, which represent our expectations or beliefs concerning various future events, may contain words such as "may", "will", "expects", "anticipates", "intends", "plans", "believes", "estimates", or other words indicating future results. Such statements may include but are not limited to statements concerning the following:

- anticipated trends in revenue and billings;
- plans, strategies and objectives of management for future operations;
- growth opportunities in domestic and international markets;
- new and enhanced reliance on channels of distribution;
- anticipated product enhancements or releases;
- customer acceptance and satisfaction with our products, services and fee structures;
- expectations regarding competitive products and pricing;
- changes in domestic and international market conditions;
- risks associated with fluctuations in currency exchange rates;
- the impact of macroeconomic conditions on our customers;
- expected trends in operating and other expenses;
- anticipated cash and intentions regarding usage of cash, including risks related to the required use of cash for debt servicing;
- risks related to compliance with the covenants in our credit agreement;
- risks associated with integrating acquired businesses and launching new product offerings;
- changes in effective tax rates, tax laws and tax interpretations and statements related to tax audits;
- risks related to changes in accounting interpretations;
- the volatile and competitive nature of the Internet and security industries; and
- the success of our brand development efforts.

These forward-looking statements are subject to risks and uncertainties, including those risks and uncertainties described herein under Part I, Item 1A "Risk Factors", that could cause actual results to differ materially from those anticipated as of the date of this report. We assume no obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this report.

Restatement of Previously Issued Consolidated Financial Statements

In this Annual Report on Form 10-K, we have restated our previously reported consolidated balance sheet at December 31, 2009 and the statement of stockholders' equity at January 1, 2008 and related disclosures, to record the write-off of a $5.8 million tax asset that originated from an error in a calculation when we changed our tax method of accounting for deferred revenue in 2003.

The error resulted in our reporting overstated deferred tax assets of approximately $5.8 million in our financial statements for fiscal years 2003 through 2008. In 2009, we reclassified a portion of the error amount from deferred tax assets to income tax receivable because of a belief at the time that the error amount was related to monthly-to-daily revenue adjustments for fiscal years 2006 through 2008 and, therefore, would be recoverable by amending our tax returns for those years. We subsequently discovered the error amount was instead related to an error in the calculation of the deferred tax assets when we changed the tax method of accounting for deferred revenue in 2003. The statute of limitations to claim a refund for the 2003 tax year expired in September 2007. After evaluating various tax planning strategies, management determined that there is substantial uncertainty as to whether it will be able to recover the error amount based on case law. As a result, our 2007 financial statements should have reflected a write-off of the $5.8 million deferred tax asset and our 2009 and 2008 financial statements should have reflected the impact of the write-off on our deferred income taxes, income tax receivable and retained earnings balances.

Throughout this Annual Report on Form 10-K, amounts presented from prior periods and prior period comparisons have been revised and labeled as "restated" and reflect the balances and amounts on a restated basis.

The following table summarizes the effects of the restatements on the specific line items presented in our historical consolidated balance sheet as of December 31, 2009:

	December 31, 2009 (As previously reported)	December 31, 2009 (As restated)
	(In Thousands)	
Current assets:		
Income tax receivable/prepaid income tax	$ 11,446	$ 7,589
Current portion of deferred income taxes	36,538	35,269
Total current assets	225,103	219,977
Deferred income taxes, less current portion	11,795	11,106
Total assets	701,661	695,846
Stockholders' equity:		
Retained earnings	28,416	22,601
Total stockholders' equity	162,730	156,915

The restatements resulted in changes to the opening balances of retained earnings and total stockholders' equity as of January 1, 2008 as follows:

	January 1, 2008 (As previously reported)	January 1, 2008 (As restated)
	(In Thousands)	
Retained earnings	$ 65,892	$ 60,077
Stockholders' equity	$192,437	$186,622

The restatements had no impact on the financial statement amounts previously reported for the Company's revenues, operating costs and expenses, net income (loss) and cash flows from operations for the years ended December 31, 2009 and 2008, or for the first nine months ended September 30, 2010, or any quarterly periods in the years ended December 31, 2009 and 2008.

Item 1. Business

Overview

We are a global provider of unified Web, data and email content security solutions that are designed to protect data and users from modern cyber-threats, information leaks, legal liability and productivity loss. We provide our solutions to our customers as software installed on standard server hardware, as software pre-installed on optimized appliances, as a cloud-based service (software as-a-service or "SaaS") offering, or in a hybrid appliance/SaaS configuration. Our products and services are sold worldwide to public sector entities, enterprise customers, small and medium sized businesses ("SMBs"), and Internet service providers through a network of value-added resellers and original equipment manufacturer ("OEM") arrangements.

Organizations rely on the Internet and email to conduct business, and frequently send critical or confidential information outside their secure network perimeters as part of their established business processes. Accelerating use of rich Web-based applications with real-time interaction, social Web sites with user-generated content, and the rise of cloud-based services is increasing the volume and value of information transmitted across the Internet. At the same time, the cost and number of security breaches involving data loss has increased, and regulatory compliance requirements have become more stringent. These trends support the need for effective Web, data and email security solutions that include data loss prevention ("DLP") capabilities and address the dynamic nature of user-generated content on Web 2.0 sites.

Over the past 16 years, Websense has evolved from a reseller of network security hardware solutions to a leading developer and provider of Information Technology ("IT") security software solutions. We released our first Web filtering software product in 1996 to help customers prevent employee access to inappropriate Web content. Since then, we have focused on adapting our Web filtering and content classification capabilities to address changing Internet use patterns including the rise of Web-based social and business applications and the growing incidence of Web-based criminal activity. In 2008, we introduced the Web Security Gateway with dynamic categorization of Web 2.0 content. In 2009, we introduced the V10000™ appliance for the Web Security Gateway. In 2010, we integrated our DLP functionality for the Web with our Web Security Gateway offering and added hybrid appliance and cloud-based capabilities, managed by the TRITON™ policy and reporting application. In 2011, we introduced Websense® TRITON Enterprise and Websense TRITON Security Gateway Anywhere, our solutions which provide unified content analysis, a unified platform, and unified management capabilities to deploy our Web, data and email security solutions in one architecture.

Today, our customers use our integrated content security solutions to protect their employees, networks and data from internal and external threats by automating the enforcement of Web, email and information security policies. Our products are designed to:

- prevent access to undesirable and dangerous elements on the Web, such as Web sites that contain inappropriate content or sites that download viruses, spyware, keyloggers, hacking tools and an ever-increasing variety of malicious code, including Web 2.0 sites with user-generated content;
- protect from spam, inappropriate content and malware embedded in user-generated content on Web 2.0 sites;
- prevent unauthorized use and leaks of sensitive data, such as customer or employee information;
- identify and remove malware from incoming Web content;
- filter spam from incoming email;
- filter viruses and other malicious attachments from email and instant messages;
- manage the use of non-Web Internet traffic, such as peer-to-peer communications and instant messaging;
- control misuse of an organization's valuable computing resources, including unauthorized downloading of high-bandwidth content; and
- protect against data loss by identifying and categorizing sensitive or confidential data, monitoring the movement of data throughout the network and enforcing pre-determined usage and movement policies.

We derive the majority of our revenue from our Web security and email security offerings and expect that a majority of our revenues will continue to come from these products for several years. The market for DLP solutions is still in the early phases of development, and an increasing number of our customers are deploying DLP as embedded functionality in their Web and email security solutions rather than as a separate solution.

We operate in one industry segment, as defined by U.S. generally accepted accounting principles ("GAAP").

We commenced operations in 1994 as NetPartners Internet Solutions, Inc., a reseller of computer security products. In 1999, we changed our name to Websense, Inc. to reflect the shift in our business focus to a developer of Web filtering solutions. Our principal offices are located at 10240 Sorrento Valley Road, San Diego, California 92121.

Industry Background

Many organizations use the Internet as an integral part of their computing infrastructure, expanding their use of the Web to enable mission-critical applications such as customer relationship management, accounting, employee benefits, collaborative research and development and more. Many employees also use their organization's computing resources for recreational "Web-surfing," peer-to-peer file sharing, instant messaging and other personal matters.

Additionally, as organizations create collaborative networks with their customers, suppliers, technology partners and other stakeholders, they increase the value of confidential and sensitive data that travels across the networks. The growing adoption of cloud-based applications and SaaS offerings further blurs the boundaries of organizations' networks and has increased the amount of data leaving an organization. Securing this sensitive data from loss due to inadequate business process controls, employee error and malfeasance, as well as undetected data-stealing malicious code, has become a top priority for IT executives.

As the boundaries between internal and external computing resources and between work and personal Internet activity have blurred, the IT infrastructures and valuable corporate data have become more vulnerable to external threats such as spyware, viruses, Trojan horses and phishing and pharming exploits. At the same time, the rise of constantly updated user-generated content on the modern Web renders traditional security measures against these threats inadequate.

To provide effective IT security in this environment, organizations must be able to manage who uses what information, as well as where and how the information can be sent or shared. Real-time analysis and dynamic categorization of internal content, Web sites, and new threats are necessary to keep up with changing Web content, newly created internal information, and mutating threats. Enforcement policies must be user, content and destination aware to provide protection without hindering established business processes. As a result, we believe there is a significant opportunity for integrated real-time Web security, data security and email content security solutions that continuously monitor Web, data and email traffic and apply use policies based on deep content analysis and dynamic categorization.

Our Products and Services

Our products are designed to protect data and users from Web and email-based threats, data leaks and productivity loss and can be grouped into three categories: Web security (prevent Web-based attacks and access to inappropriate content), DLP (monitor outbound Web and email traffic and downloads to external devices for data leaks), and email security (spam and malware filtering for inbound email). Our Web and email security products are available as software installed on standard server hardware, as software installed on an optimized Websense V-series™ appliance, as a SaaS offering and as a hybrid appliance/SaaS configuration. Our data security technology is available as server-based software or as functionality integrated with our Web security solutions on our appliances. In April 2010, we integrated the management of these products on the TRITON™ management console to deliver unified content analysis and policy enforcement across Web, email and internal network communications. Collectively, these products provide customers with Essential Information Protection™, allowing IT administrators to mitigate the risks of data leaks, productivity loss and legal liability by managing who uses what information, where it can go and how.

We typically sell subscriptions to our products in 12, 24 or 36 month durations based on the number of seats or devices to be managed. Revenues from sales of subscriptions to Web filtering and security solutions and related add-on products accounted for the majority of our revenues in 2010, 2009 and 2008.

Web Security

Our Web security solutions range from basic uniform record locator ("URL") filtering that mitigates the productivity loss and legal exposure associated with unmanaged employee Web use, to our advanced network-based Web Security Gateway that dynamically scans Web traffic and sites for malicious code and inappropriate content in real-time.

Our Web security solutions are designed to work in networks of virtually any size and configuration and can support organizations ranging in size from large enterprise organizations to small and medium businesses. Our solutions are available as premises-based software (deployed on either standard server hardware or on a Websense appliance), as a SaaS offering or in a hybrid combination of both deployment options.

Our Web filtering and Web security solutions use our policy enforcement software in conjunction with our databases of categorized Web sites, protocols and malicious applications. Our Web Security Gateway solutions augment the databases with real-time scanning and categorization of unknown or unclassified content, including user-generated content ("Web 2.0 content"), and, using our Advanced Classification Engine ("ACE"), automatically scans for and removes malicious code embedded in Web traffic.

Our Websense Security Labs™ populates our databases of URLs, protocols and malicious applications using a proprietary process of automatic content assessment and classification, with manual verification. Our systems scan billions of Web sites and emails weekly for new Web-based and email-based threats. Additionally, our experience with the characteristics, behavior and reputations of malicious Web sites and applications allows us to dynamically categorize unclassified sites and content, including Web 2.0 content and new malicious applications embedded in Web traffic and sites.

Our software integrates with our customers' directories of network users to give business managers the ability to automate the enforcement of highly customized Internet and application use policies for different users and groups within the business. Some examples of management options include:

- Allow: The request is allowed to proceed, because the organization has chosen not to restrict access to the category applicable to the requested Web site.
- Block: The requested Web site has been compromised with malicious code or is in a category that is not allowed to be accessed according to the organization's policy.
- Time-based Quotas: Users are allowed a specified amount of personal Web surfing time within categories that are determined by the administrator. Once the user reaches his or her quota time, he or she is no longer able to access sites in those categories.
- Continue with Exception Report: The user is reminded about the organization's Internet usage policy, but can choose to access the requested Web site.
- Time of Day: Filtering options can be managed by time of day. For example, access to shopping sites could be blocked during business hours and permitted at all other times.

The software also provides multiple options for identifying, analyzing and reporting on Internet activity and the risks associated with employee computing.

Websense Web Filter. Websense Web Filter enables employers to proactively analyze, report and manage employee access to Web sites based on the content of the requested Web site. Our software application works in conjunction with network user directories and our database of categorized Web sites to provide patented flexibility for managers when customizing, implementing and modifying Internet access policies for various groups, user types and individuals. A graphical user interface simplifies policy definition and implementation. Once policies have been established, the filtering software examines each Internet access request, determines the category of the requested Web site and applies the user access policies that have been defined by the customer.

The breadth and specificity of our Web site categorization provide flexibility in selecting which types of material should be allowed, blocked or reported. There are currently more than 90 categories in the basic Web filtering product.

Websense Web Filter integrates with an organization to provide flexibility in selecting which types of material should be allowed, blocked or reported:

- on a separate server that is tightly integrated with the network gateway platform to offer pass-through filtering to maximize stability, scalability and performance; or
- through stand-alone deployment utilizing a network agent to deliver filtering capabilities in a network environment.

Websense Web Security. Websense Web Security combines the functionality and database categories of the basic Websense Web Filter with additional security-specific categories as well as several additional services, including Real Time Security Updates™. Websense Web Security enables organizations to manage acceptable use policies and block access to sites associated with spyware, phishing, keylogging and other threats. Additionally, advanced application and network protocol controls mitigate risks associated with peer-to-peer and instant messaging applications, among others.

- *Security Categories.* Security categories augment the basic Web filtering database categories with categories for spyware and phishing Web sites, as well as sites compromised with malicious code. Beyond sites identified as hosting known and potential exploit code, these categories also include sites likely to contain little or no useful content, sites that camouflage their true nature or identity, and sites that employees can access to utilize hacking tools.
- *Real Time Security Updates.* Real Time Security Updates utilize cloud-based technology to deliver security category updates as new Web and application-based threats are identified and categorized by the Websense Security Labs. Our ThreatSeeker Network™ scans billions of Web sites and emails weekly to identify new Web-based and blended threats.

Websense Web Security can be deployed on standard server hardware, on a Websense-optimized appliance or as a SaaS offering. The SaaS deployment model eliminates the need for the customer to maintain an on-site server-based solution and provides centralized policy management for any type of IT environment, including those with remote locations, home offices, and mobile laptops. Both solutions are tightly integrated with the network gateway platform and provide filtering capabilities.

Web Security as a SaaS offering can be deployed as a complete Web filtering and security solution or it can be layered with existing on-premise Web security to provide additional layers of protection from Web-based malware.

Websense Web Security Gateway. Websense Web Security Gateway is a network-based Web security solution that combines traditional Web filtering with real-time, new site and dynamic content scanning and classification by the embedded Websense Advanced Content Engine ("ACE"). ACE uses advanced analytics, including rules, signatures, heuristics and application behaviors, to detect and block proxy avoidance, hacking sites, adult content, botnets, keyloggers, phishing attacks, spyware and other types of unsafe content. With Web Security Gateway, customers can proactively discover and mitigate new security risks, block dangerous malware and prevent access to inappropriate content while still enabling the use of Web-based tools and applications for business and other productive use.

Web Security Gateway is based on our TRITON security architecture for integrated content security and can be deployed on standard server hardware or on a Websense-optimized appliance.

Websense Web Security Gateway Anywhere. Websense Web Security Gateway Anywhere expands the Web Security Gateway platform with the addition of fully integrated data loss prevention technology and hybrid deployment options, all managed from the TRITON management console. Integrated DLP technology protects against data leaks via the Web by enforcing customer-specific security policies. Hybrid appliance and SaaS deployment allows IT administrators to create and enforce unified policies across the organization, regardless of user location, which reduces administrative burden and lowers the total cost of ownership.

Reporting and Analysis. All Websense Web filtering and security solutions include several reporting modules to meet the information needs of different management groups.

- Websense Reporter is a batch-based reporting application that can generate tabular and graphical reports and dynamically generate thousands of exploratory reports based on an organization's historical Internet use. It analyzes information from Internet monitoring logs and builds visual charts in a variety of pre-set or customizable formats for easy distribution to and interpretation by managers.
- Websense Real-Time Analyzer™ utilizes the network agent in Websense Web Filter to monitor and analyze network traffic in real-time. This allows IT managers to identify potential risks and bandwidth bottlenecks associated with different types of network traffic.
- Websense Explorer is a browser-based forensics and analytics reporting tool for non-technical business managers that enables them to drill down on Internet use data by risk class, user group or individual.

V-Series Appliances

Our V-Series appliances, including our V10000 appliance which launched in 2009 and our V5000 appliance launched in 2010, are standard server hardware platforms optimized for our software products. They offer a combination of performance and flexibility that simplifies deployment for our customers by consolidating multiple security functions in a single hardware platform. V-Series appliances significantly reduce deployment time and operational costs for Websense Web Security Gateway customers, while meeting large enterprise scalability requirements. V-Series appliances also integrate with the Websense SaaS platform to offer customers the flexibility to deploy and manage their content security solutions how and where they need it.

Data Security

Our data security solutions protect against the loss of confidential information and data due to internal threats, such as inadequate business process controls, employee error and malfeasance, and theft, including undetected malicious code embedded in the network. We have integrated our data loss prevention policy controls with our Web security solutions to provide visibility into data use within the network as well as visibility into the data's destination when it leaves the network via email, instant messaging, peer-to-peer networking or download to external device. This integrated approach allows managers to set comprehensive internal and external data use policies that enable critical business processes while preventing data loss through data transmission and exchange, including email, Web, USB, and other channels.

Websense Data Security Suite. Websense Data Security Suite is an integrated DLP solution that protects against data loss by identifying and categorizing sensitive or confidential data based on its characteristics, monitoring the movement of sensitive data throughout the network and enforcing pre-determined usage and movement policies. The Websense Data Security Suite leverages our knowledge of high-risk Web sites to prevent the transfer of sensitive or confidential data via email, Web, USB, and other channels and can be managed with the TRITON management console for an integrated content security solution that extends beyond the internal network.

Websense Data Security Suite:

- discovers and identifies data stored on a network-connected device (data-at-rest);

- monitors and prevents sensitive data from unauthorized distribution in outgoing and internal communications, including email, instant messaging, Internet (FTP and http) and Web-based email (data-in-motion);

- automates enforcement of policies for data-in-motion to authorized recipients;

- monitors and prevents unauthorized copying of highly sensitive files to USB drives and other portable media, or being printed to hardcopy paper; and

- audits and reports the distribution and use of confidential data against regulatory and internal security policy requirements.

The Websense Data Security Suite includes built-in policy templates for easy, out-of-the-box policy creation and a sophisticated policy engine to address the most common compliance requirements for United States federal and state regulations, as well as industry regulations such as the Payment Card Industry Data Security Standard (PCI DSS) and Check 21 Act, Canada's Personal Information Protection and Electronic Documents Act (PIPEDA) and international government and banking regulations for the European Union, United Kingdom, Israel, South Africa, Australia and Singapore. These templates are automatically updated as regulations change.

The Websense Data Security Suite includes four modules which can also be purchased and deployed separately:

Data Discover. Websense Data Discover provides organizations with discovery and classification of confidential information stored on network desktops, laptops, and file servers. It includes digital fingerprinting technology to identify virtually any type of data (e.g., customer data, intellectual property and other confidential data), and robust reporting and incident workflow to manage data at rest. Websense Data Discover provides situational awareness of where confidential data is stored to assess whether it is at risk of leaking outside the organization, and helps manage compliance and risk.

Data Monitor. Websense Data Monitor provides enterprise-wide auditing of a broad array of communications channels, including the Web, email, network printing and instant messaging. It includes over more than 1,100 built-in policy templates for regulatory compliance and corporate governance, as well as digital fingerprinting technology to identify confidential data in motion. Websense Data Monitor helps organizations audit business processes with an advanced policy framework that identifies who is sending what data where, and how, providing actionable intelligence and a set of remediation tools to reduce risk of data leakage and manage compliance.

Data Protect. Websense Data Protect includes and supplements Websense Data Monitor with built-in, automated policy enforcement to secure how and where an organization's data travels. Its policy framework maps data policies to business processes using real-time knowledge of the user, the data, the destination, and the communication channel (i.e., Web or email). Websense Data Protect provides automated policy controls for data in use and data in motion, with real-time reporting for global regulatory compliance and corporate governance. With Websense Data Protect, organizations can implement enforcement actions such as blocking, quarantining, forced encryption, and notification, in addition to incident management tools to prevent data leakage, improve business processes, and manage compliance and risk.

Data Endpoint. Websense Data Endpoint extends our DLP technology to the endpoint (i.e., the individual user device, such as a desktop computer, laptop computer or mobile data device), including the ability to discover, monitor, and protect confidential data whether the user is on or off the network. It includes the data fingerprinting and policy templates of the Data Monitor solutions and can prevent data loss even if the user is offline. The Websense Data Endpoint's protection extends to mediums such as USB devices, local printing, instant messaging, and for such actions as copy/paste and print screen.

Email Security

Our email and messaging security solutions include our on-premise and SaaS email filtering solutions to provide protection from spam and email-borne viruses, as well as basic inbound and outbound content filtering that enforces corporate governance policies. The threat intelligence we compile through our ThreatSeeker Network is used to detect and stop unwanted emails that contain inappropriate and malicious URLs.

Additionally, we have integrated our DLP technology with our email security solutions to allow organizations to prevent the loss of confidential data and block inappropriate content in outbound emails. In 2011, we anticipate that our email security solutions will be fully integrated with the TRITON management console and available on our V-series appliances.

Websense Hosted Email Security. Websense Hosted Email Security is a SaaS offering that directs customer email traffic to a centralized server hosted by Websense "in the cloud" that filters email traffic without the need for the customer to install software on an on-site server in order to protect against viruses, spam, and phishing before they reach the customers' network. Our service will also encrypt sensitive email before forwarding such email to its destination. Websense Hosted Email Security can be deployed in one of four available modules, as a complete email filtering and security solution or layered with existing on-premise email filtering security to create a hybrid solution that provides additional layers of anti-spam protection and content filtering.

Websense Email Security. Websense Email Security is a software-based gateway solution that filters outbound and inbound email traffic to perform content filtering and policy enforcement within an organization. Our email software blocks threats such as spam, phishing, and viruses, and protects confidential data within email and attachments, providing out-of-the-box compliance and basic DLP. Websense Email Security also increases management visibility through email usage monitoring and interactive drill-down reports.

Websense TRITON Solutions

Websense TRITON Enterprise. Websense TRITON Enterprise provides security to organizations seeking a highly flexible, scalable, and effective solution designed to provide Web, data and email security across the enterprise. Websense TRITON Enterprise includes the entire Websense TRITON architecture consisting of unified content analysis, a unified platform and unified management capabilities. Its breadth and flexibility permits an organization to scale the solution to meet its changing business needs, reducing or eliminating the complexity and costs associated with deploying, managing and maintaining multiple security products.

Websense TRITON Security Gateway Anywhere. Websense TRITON Security Gateway Anywhere combines Web, email, and data security into one, consolidated gateway solution consisting of a unified platform, unified content analysis, and unified management capabilities. Security analytics powered by the ACE classification engine provides malware protection and DLP. Websense TRITON Security Gateway Anywhere is also available in a hybrid deployment which combines appliance and SaaS platforms to extend coverage across the organization's network efficiently.

SurfControl Products

Through our acquisition of SurfControl plc ("SurfControl") in October 2007, we acquired certain legacy products for which we do not have long-term plans.

We continue to sell renewal subscriptions to SurfControl® Web Filter and SurfControl Mobile Filter, and have enhanced these solutions by supplementing the SurfControl URL database with additional Web filtering and security coverage provided by Websense Security Labs and ThreatSeeker technology. We no longer accept new subscriptions to these products from customers. In addition, we continue to sell new and renewal subscriptions to SurfControl RiskFilter® within China.

Additional Websense Services

- *Standard Technical Support.* Standard Technical Support is included with every Websense subscription and includes phone and email access to technical support engineers during normal business hours and unlimited access to My Websense, our secure Web portal, and the Websense Knowledgebase. The Knowledgebase includes constantly updated product-support related documentation, tutorials, articles and frequently asked questions, as well as on-line customer forums and technical and security alerts.
- *Premium Technical Support.* Premium Technical Support augments Standard Support with 24/7 access to global support centers via a toll free support hotline and priority email support. The service targets one-hour response time for the highest severity issues. Premium Technical Support is required for Websense Web Security Gateway and Websense Data Security Suite implementations.
- *Mission Critical Support.* Mission Critical Support combines all the benefits of Premium Technical Support with superior technical response coordinated by a technical account manager. Mission Critical Support also includes architecture reviews, migration planning assistance, training recommendations and periodic account reviews.
- *Professional Services.* Websense Professional Services assists customers through consulting engagements staffed by Websense certified engineers who assess, plan, design and optimize Websense Web, data or email security solutions for the customers' business environment.

Customers

Our customers range from companies with as few as 10 employees to members of the Global 1,000 and to government agencies and educational institutions in over 150 countries around the world. Ingram Micro, one of our broad-line distributors for North America, accounted for approximately 31%, 30% and 23% of our revenue during 2010, 2009 and 2008, respectively. Ingram Micro sold subscriptions through approximately 1,300 resellers in North America in 2010.

Sales, Marketing and Distribution

Sales. Our sales strategy is to increase sales to new customers and increase subscription renewals, upgrades and other incremental business to existing customers by expanding our security offerings and increasing the number and productivity of the resellers and distributors that sell our products. We sell our products and services primarily through indirect channels with substantial support from our internal sales team and sales engineers. For 2010, 2009 and 2008, indirect channel sales comprised over 90% of total revenues. We expect that the majority of our revenue will continue to be derived from sales through indirect channels, including distributors and value-added resellers.

We sell our products in North America principally through a two-tier distribution system. We sell products to our distributors and our distributors market, distribute and support our software through value-added resellers. We also sell directly to resellers that specialize in security software through our Enterprise Alliance Partner program. These resellers work closely with a team of Websense territory managers and sales engineers to target potential customers and often build implementation services around our products, particularly our Web Security Gateway and Data Security Suite offerings.

Internationally, we sell our products through a multi-tiered distribution network of distributors and resellers in 130 countries, who in turn sell our products to customers located in more than 150 countries.

Our channel sales efforts are coordinated worldwide through an internal sales team of approximately 430 individuals located in our key markets. Our internal sales force focuses on new customer acquisitions, strategic account management and lead generation for our channel partners. Certain customers, who are typically large organizations, from time to time require that we sell directly to them. We also have several arrangements with OEMs that grant the OEM customers the right to incorporate our products or technologies into their products for resale to value-added resellers or end-users.

In both 2010 and 2009, we generated 50% of our total revenue from customers outside of the United States. Revenue generated in the United Kingdom represented approximately 13% and 14% of our total revenue during 2010 and 2009, respectively. See Note 5 to the consolidated financial statements for further explanation of our revenue based on geography. Our current international efforts are focused on expanding our indirect sales channels in Europe, Asia/Pacific and Latin America. Our continuing reliance on sales in international markets exposes us to risks attendant to foreign sales. See "Item 1A. Risk Factors—Sales to customers outside the United States have accounted for a significant portion of our revenue, which exposes us to risks inherent in international sales."

Marketing. Our marketing efforts are designed to increase recognition of Websense as a leading provider of integrated content security, including our Web security, data security and email content security solutions; raise awareness of the potential risks to employees and data from unprotected use of the modern Web and generate qualified sales leads for our channel partners. We provide potential customers and channel partners with free trials of our security software and appliances, typically for 30-day periods.

Our marketing activities are targeted toward business executives, including information technology professionals, chief executives, upper level management and human resources personnel. We actively manage our public relations programs, communicating directly with technology professionals and the media, in an effort to promote greater awareness of the growing problems caused by external threats, such as viruses, spyware, phishing sites, and key logging, as well as internal threats such as the loss of confidential data and employee misuse of the Internet and other computing resources at work.

Our marketing initiatives include:

- joint marketing programs with our distributors to recruit additional value-added resellers and drive awareness for Websense solutions with existing resellers;
- advertising online and in high-technology trade magazines, management journals and other business-oriented periodicals;
- participation in and sponsorship of trade shows and industry events;
- free subscriptions to security alerts from Websense Security Labs, which inform subscribers of newly identified security threats, such as phishing sites and sites infected with spyware and malicious code;
- regional and international seminars, webinars, and training sessions for our sales organization and reseller partners, as well as customers and prospects;
- speaking engagements on topics of interest to our customers and prospects;
- use of our Web properties to communicate with our channel sales partners and provide product and company information to interested parties; and
- distribution of soft and hard-copy materials about our company, products, solutions, technologies, partnerships and benefits.

Ingram Micro. Ingram Micro, one of our broad-line distributors for North America, focuses its efforts on recruiting and servicing resellers focused on selling to the SMB segment, and on building awareness and demand within our existing North America channel partner base. Ingram Micro accounted for approximately 31%, 30% and 23% of our revenue during 2010, 2009 and 2008, respectively. Ingram Micro sold subscriptions through approximately 1,300 resellers in North America in 2010. Our agreement with Ingram Micro is not subject to any minimum sales obligations or obligations to market our products to its customers, the agreement is non-exclusive and either we or Ingram Micro can terminate the agreement at any time without cause.

Technology Integrations. Websense solutions integrate with a variety of network and information technology platforms. Our objective is for Websense security solutions to be effective in any network environment desired by a customer.

Customer Service, Training and Support

We believe that superior customer support is critical to retaining and expanding our customer base. Our technical support group provides dependable and timely resolution of customer technical inquiries and is available to customers by telephone, email and over the Web. We also proactively update customers on a variety of topics, including release dates of new products, updates to existing products and other technical alerts. We monitor the performance of our technology and support on an ongoing basis and seek to enhance our performance levels.

Our training services group delivers education, training and pre-sales support to our resellers and customers. In 2010, we introduced the TRITON Solution Technical Enablement Program, an online and instructor-led training and certification program on Websense Web, data and email security solutions, to enable our partners to deliver superior service and value to our joint customers.

Research and Development

We maintain research and development facilities in San Diego and Los Gatos, California; Reading, England; Beijing, China and Ra'anana, Israel. Our research and development department is divided into several groups, which include content operations, security research, software development, quality and assurance, and documentation. Individuals in different locations are grouped along product lines and work as part of cross-disciplinary teams designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In 2010, 2009 and 2008, we spent approximately $54 million, $53 million and $53 million, respectively, on research and development activities.

Competition

The market for our products is fragmented, highly competitive, quickly evolving and subject to rapid technological change. Increased competition and pricing pressures generally could result in reduced sales, reduced renewals and/or declining seat counts from existing customers, reduced margins or failure of our products to achieve or maintain more widespread market acceptance. Competitors vary in size and in the scope and breadth of the products and services they offer. Currently, our principal competitors include:

- companies offering Web filtering and Web security software solutions, such as Microsoft, McAfee (to be acquired by Intel Corporation), Trend Micro, Google, Webroot/BrightCloud, SafeNet/Aladdin, FaceTime, EdgeWave, M86 Security, Clearswift, Checkpoint, Sophos, Kaperskey Lab, AhnLab Inc., IBM, Panda Security, SafeNet, F-Secure, Commtouch and CA (formerly Computer Associates);

- companies integrating Web filtering into specialized security appliances, such as Blue Coat Systems, Cisco Systems/Ironport, McAfee, Check Point Software, EdgeWave, Barracuda Networks, Trend Micro, SonicWALL, Sophos, IBM, Panda Software, Fortinet and M86 Security;

- companies offering DLP solutions, such as Symantec, Verdasys, Trustwave, EMC, McAfee, IBM, Trend Micro, Proofpoint, Palisade Systems, CA, Raytheon, Intrusion, Fidelis, GTB Technologies, Workshare, Check Point Software and Code Green Networks;

- companies offering messaging or email security solutions, such as McAfee, Symantec/Message Labs, Google, Cisco Systems, Barracuda Networks, SonicWALL, Trend Micro, Axway, Sophos, Microsoft, Proofpoint, Clearswift, Commtouch, Zix Corporation, WatchGuard, M86 Security, Webroot and Fortinet;

- companies offering on-demand email and Web security services, such as Google, Microsoft, Symantec/ Message Labs, McAfee, Webroot/Bright Cloud, EdgeWave, Barracuda Networks, Zscaler, Trend Micro and Cisco Systems/ScanSafe;

- companies offering desktop security solutions, such as Check Point Software, Cisco Systems, McAfee, Microsoft, Symantec, CA, Sophos, Webroot, IBM and Trend Micro; and
- companies offering Web gateway solutions, such as Microsoft, Blue Coat Systems, Cisco Systems, Trend Micro, Check Point Software, McAfee, Juniper Networks, Optinet, Safe Net/Aladdin, M86 Security, Clearswift, CA, FaceTime and Barracuda Networks.

We also face current and potential competition in Web filtering and Web security from vendors of Internet servers, operating systems and networking hardware, many of which now, or may in the future, develop and/or bundle Web filtering, Web security or other competitive products with their offerings. We compete against and expect increased competition from anti-virus software developers, traditional network management software developers and Web management service providers. In the DLP market, we face competition from anti-virus software developers, email filtering and security vendors, and providers of other software-based compliance solutions.

We believe that the principal competitive factors affecting the markets for our products include, but are not limited to:

- performance
- quality
- introduction of new products
- brand name recognition
- price
- functionality
- innovation
- customer support
- frequency of upgrades and updates
- reduction of production costs
- manageability of products
- reputation

We believe that we compete effectively in each of these areas. However, many of our current and potential competitors, such as Symantec, McAfee, Trend Micro, Cisco Systems, Google and Microsoft, have significantly greater financial, technical, marketing or other resources. They may have significantly greater name recognition, established marketing and channel relationships both in the United States and internationally, better access to SMB and enterprise customers, and a larger installed base of users. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the functionality of their products to address customer needs or may be acquired by a corporation with significantly greater resources. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

Intellectual Property Rights

Our intellectual property rights are important to our business. We rely on a combination of trademark, copyright, patent and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and the Websense brand. We generally distribute our products under subscription agreements that grant customers a right to use our products and receive daily database updates for a specified term and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, our policy is to enter into confidentiality and invention assignment agreements with all employees and consultants, and nondisclosure agreements with all other parties to whom we disclose confidential information. These protections, however, may not be adequate to protect our intellectual property rights.

We have registered our Websense trademark in the United States, Japan, the European Union, Canada, Australia, China, Switzerland, Norway, Mexico, Colombia, Argentina, Singapore, South Africa, Taiwan, Brazil, Iceland, India, Morocco, Peru, Chile, Hong Kong, Jordan, New Zealand, Russia and Turkey. In addition, we have registrations for other Websense trademarks pending in several other countries. Effective trademark protection may not be available in every country where our products are available.

We seek to protect the source code of our products as trade secrets and as unpublished copyrighted works. We currently have 22 patents issued in the United States, 21 patents issued internationally, 40 patent applications pending in the United States and 90 pending international patent applications that seek to protect our proprietary database and Web filtering technologies, ThreatSeeker Web security technology and DLP and content distribution technology, including our PreciseID™ digital fingerprinting. No assurance can be given that any pending patent applications will result in issued patents.

Employees

As of December 31, 2010, we had 1,442 employees worldwide, including 258 in cost of revenue departments, 592 in selling and marketing, 479 in research and development and 113 in administration. None of our employees are represented by a labor union, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Web Site Access to SEC Filings

We maintain an Internet Web site at *www.websense.com*. The content of our Web site is not part of this report. We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, available free of charge on our Web site as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Executive Officers

Our executive officers and their ages as of January 31, 2011 are as follows:

Name	Age	Position(s)
Gene Hodges	59	Chief Executive Officer
John McCormack	51	President
Douglas C. Wride	57	Chief Operating Officer
Didier Guibal	48	Executive Vice President, Worldwide Sales
Arthur S. Locke III	47	Sr. Vice President and Chief Financial Officer
Michael A. Newman	41	Sr. Vice President, General Counsel, Chief Administrative Officer and Secretary

Gene Hodges has been the Chief Executive Officer of Websense since January 2006, and was Websense's President from January 2006 to April 2007. He has been a Director of Websense since January 2006. Prior to joining Websense, Mr. Hodges served as President of McAfee, Inc., a publicly-traded security software company, from November 2001 to January 2006. Mr. Hodges served as President of the McAfee Product Group from January 2000 to November 2001. From August 1998 to January 2000, he served as Vice President of Security Marketing. Mr. Hodges received a B.A. in Astronomy from Haverford College and completed the Harvard Advanced Management Program for business executives.

John McCormack has served as President of Websense since April 2009. Previously, Mr. McCormack served as Senior Vice President, Product Development from July 2006 to April 2009. From October 2005 until May 2006, Mr. McCormack was Vice President of Engineering for Symantec, a publicly-traded security software company. Mr. McCormack joined Symantec through the acquisition of Sygate Technologies, Inc., where he was Senior Vice President of Product Development from May 2004 to October 2005. From 1997 to 2004, Mr. McCormack served in various capacities with Cisco Systems, Inc., a publicly-traded computer hardware and software company, most recently as General Manager of the Secure Managed Networks Business Unit. Mr. McCormack received his Masters degree in Engineering Management from George Washington University and a B.S. in Computer Science from the University of New Hampshire.

Douglas C. Wride became Websense's Chief Operating Officer in January 2009. Mr. Wride previously served as Websense's President from April 2007 to April 2009 and as Chief Financial Officer from June 1999 until August 2007 and again from March 2009 to July 2009. From March 1997 to December 1998, Mr. Wride served as Chief Financial Officer of Artios, Inc., a provider of hardware and software design solutions to companies in the packaging industry. Mr. Wride also served as Chief Operating Officer of Artios from July 1997 to December 1998. Mr. Wride is a C.P.A. (inactive) and received his B.S. in Business/Accounting from the University of Southern California. On February 1, 2011, Websense announced that Mr. Wride plans to retire as Chief Operating Officer of Websense effective on February 15, 2011.

Didier Guibal has served as Websense's Executive Vice President, Worldwide Sales since July 2009. Mr. Guibal was previously President of Panda Security, a provider of IT security solutions from April to October 2008. From May 2000 to January 2007, Mr. Guibal was a Vice President of Sales at Rightnow Technologies, Inc., a publicly-traded provider of SaaS enterprise solutions. From April 1996 to April 2000, Mr. Guibal was employed by McAfee, Inc., ultimately serving as Vice President of Sales-Americas. Mr. Guibal received a Masters degree in business at Sup de Co-Business School in Montpellier, France.

Arthur S. Locke III has served as Senior Vice President, Chief Financial Officer of Websense since July 2009. Mr. Locke was previously employed by MicroStrategy Incorporated, a publicly-traded worldwide provider of business intelligence software and services, from January 2001 to March 2009, ultimately serving as Executive Vice President, Finance and Chief Financial Officer. Mr. Locke is a C.P.A. and received a Bachelor of Science in Business Administration (BSBA) in Accounting and Computer Systems from American University.

Michael A. Newman has served as Senior Vice President, General Counsel, Chief Administrative Officer and Secretary of Websense since December 2010, after serving as Websense's Senior Vice President, General Counsel and Secretary since August 2007. Mr. Newman was previously Websense's Vice President and General Counsel from September 2002 to August 2007. From April 1999 to September 2002, Mr. Newman served in the legal department of Gateway, Inc., a publicly-traded PC manufacturer, and prior to that, Mr. Newman practiced as an attorney in the San Diego offices of Cooley Godward, LLP and Latham & Watkins LLP, two of California's leading law firms. Mr. Newman received his B.S. in Business Administration from Georgetown University, and a J.D. from Harvard Law School.

Item 1A. Risk Factors

You should carefully consider the following information in addition to other information in this report before you decide to purchase our common stock. The risks and uncertainties described below are those that we currently deem to be material and that we believe are specific to our company and our industry. In addition to these risks, our business may be subject to risks currently unknown to us. If any of these or other risks actually occur, our business may be adversely affected, the trading price of our common stock could decline, and you may lose all or part of your investment in Websense.

Volatility in the global economy may adversely impact our business, results of operations, financial condition or liquidity.

The global economy has experienced a period of unprecedented volatility characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from governments and regulatory agencies worldwide. We believe that financial distress and associated headcount reductions implemented by certain of our end user customers have caused these customers to choose shorter contract durations and/or reduce the number of seats under subscription and in some cases, have caused customers not to renew contracts at all. While the number of distressed customers appears to have stabilized, we expect this trend to continue until there is a broad worldwide economic recovery and positive job growth. These trends have negatively impacted the duration and scope of contract renewals and, in some cases, resulted in customer losses. Our average contract duration may be volatile as we seek contract renewals without eroding our average contract price, which may result in a shortening of our average contract duration. Credit markets may also adversely affect our resellers through whom our distributors distribute products and limit the credit value-added resellers may extend to their customers. The volatility of currency exchange rates can also significantly affect sales of our products denominated in foreign currencies. In addition, events in the global financial markets may make it difficult for us to access the credit markets or to obtain additional financing or refinancing, if needed, on satisfactory terms or at all.

Fluctuations in foreign currency exchange rates could materially affect our financial results.

A significant portion of our foreign subsidiaries' operating expenses are incurred in foreign currencies so if the U.S. dollar weakens, our consolidated operating expenses would increase. Should the U.S. dollar strengthen, our products may become more expensive for our international customers with subscription contracts denominated in U.S. dollars, and as a result, our results of operations and net cash flows from international operations may be adversely affected, especially if international sales grow as a percentage of our total sales.

Changes in currency rates also impact our future revenue under subscription contracts that are not denominated in U.S. dollars as we bill certain international customers in Euros, British Pounds, Australian Dollars and Chinese Renminbi. Our revenue and deferred revenue for these currencies are recorded in U.S. dollars when the subscription begins based upon currency exchange rates in effect on the last day of the previous month before the subscription agreement is entered into. This accounting policy increases our risks associated with fluctuations in currency exchange rates since we cannot be assured of receiving the same U.S. dollar equivalent as when we bill exclusively in U.S. dollars. If there is a strong U.S. dollar at the time a subscription begins, we experience a reduction in subscription amounts as recorded in U.S. dollars relative to the foreign currency in which the subscription was priced to the customer. As a result, the strengthening of the U.S. dollar for current sales would reduce our future revenue from these contracts, even though these foreign currencies may strengthen during the term of these subscriptions. Because currency exchange rates remain volatile, our future revenue could be adversely affected by currency fluctuations.

We engage in currency hedging activities with the intent of limiting the risk of exchange rate fluctuations, but our foreign exchange hedging activities also involve inherent risks that could result in an unforeseen loss. If we fail to properly forecast our billings, expenses and currency exchange rates these hedging activities could have a negative impact.

Our future success depends on our ability to sell new, renewal and upgraded subscriptions to our security products.

Substantially all of our revenue for the years ended December 31, 2010, 2009 and 2008 was derived from new and renewal subscriptions to our Web filtering and Web security products primarily from enterprise customers, and we expect that a significant majority of our sales for 2011 will continue to be derived from our Web filtering and Web security products, including our Web Security Gateway sold with or without appliances. We expect sales of our DLP products; SaaS offerings; TRITON unified Web, data and email security solutions; and other products under development to comprise a relatively small portion of our revenue in 2011, but represent a meaningful portion of our sales growth in 2011. Our revenue growth is dependent on incremental sales of security products to new customers and to customers who upgrade products upon renewal, which must also offset declines in sales from the renewals of Web filtering subscriptions and declines in sales from OEM customers. If we cannot sufficiently increase our customer base with the addition of new customers and upgrade subscriptions for additional product offerings from existing customers or renew a sufficient number of customers, we will not be able to grow our business to meet expectations.

Subscriptions for our Web security, data loss prevention and email security products typically have durations of 12, 24 or 36 months. Our revenue depends upon maintaining a high rate of sales of renewal subscriptions and adding additional product offerings to existing customers as well as new customer sales. Our customers have no obligation to renew their subscriptions upon expiration, and if they renew, they may elect to renew for a shorter duration than the previous subscription period. As a result of macroeconomic conditions, our customers may elect to renew subscriptions for shorter durations and may reduce their subscribed products due to contractions of work forces of their respective organizations. This may require increasingly costly sales efforts targeting senior management and other management personnel associated with our customers' Internet and security infrastructure. We may not be able to maintain or continue to generate increasing revenue from existing customers.

If our internal controls are not effective, current and potential stockholders could lose confidence in our financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to conduct a comprehensive evaluation of their internal control over financial reporting. To comply with this statute, we are required to document and test our internal control over financial reporting; our management is required to assess and issue a report concerning our internal control over financial reporting; and our independent registered public accounting firm is required to attest to and report on the effectiveness of internal control over financial reporting.

In our annual and quarterly reports (as amended) for the periods from December 31, 2008 through September 30, 2009, we reported material weaknesses in our internal control over financial reporting which related to our revenue recognition under OEM contracts and our computation of our income tax benefit for the year ended December 31, 2008. We took a number of actions to remediate these material weaknesses, which included reviewing and designing enhancements to certain of our controls and processes relating to revenue recognition and the computation of the income tax provision as well as conducting additional training in these areas. Based upon these remediation actions, management concluded that the material weaknesses described above were remediated as of December 31, 2009. However, in the fourth quarter of 2010, we determined that we made an error in the fourth quarter of 2009 in identifying the accurate cause of a $5.8 million variance in our deferred tax assets. As a result, we reassessed the effectiveness of our disclosure controls and procedures for the year ended December 31, 2009 and the period from January 1, 2010 through September 30, 2010 and concluded that we continued to have a material weakness in the internal controls over the computation of our income tax provision. In the fourth quarter of 2010, we took additional remediation measures and tested the design and operating effectiveness of the newly implemented controls and concluded that the material weakness described above has been remediated as of December 31, 2010.

Although we believe we have taken appropriate actions to remediate the material weaknesses we cannot assure you that we will not discover other material weaknesses applicable to both future and past reporting periods. The existence of one or more material weaknesses could result in errors in our financial statements, and substantial costs and resources may be required to rectify these or other internal control deficiencies. If we cannot produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of our common stock could decline significantly, and our business and financial condition could be harmed.

Failure of our newer security products, including our security gateway products, DLP products, SaaS security solutions and our V-series appliance platform, to achieve more widespread market acceptance will seriously harm our business particularly if Web Filtering products continue to commoditize.

Our ability to generate revenue growth depends on our ability to diversify our offerings by successfully developing, introducing and gaining customer acceptance of our new products and services, particularly our security gateway offerings as our Web filtering products become more of a commodity. We now sell our next generation Web content gateway to address emerging Web 2.0 threats, Websense Web Security Gateway, as well as our V10000 and V5000 appliances pre-loaded with our software. We also sell the Websense Data Security Suite, our DLP offering for the data loss prevention market, Websense Hosted Web Security and Websense Hosted Email Security, our SaaS offerings, and Websense Email Security, our email filtering solution. We offer our products with TRITON, our unified Web, data and email security solution, which combines our products into a single platform. We continue to develop and release products in accordance with our announced product roadmap. We may not be successful in achieving market acceptance of these or any new products that we develop and may be unsuccessful in obtaining incremental sales as a result. If our products fail to meet the needs of our existing and target customers, or if they do not compare favorably in price, features and performance to competing products, our operating results and our business will be significantly impaired. If we fail to continue to upgrade and diversify our products, we could lose revenue from renewal subscriptions for our Web filtering products as these products continue to suffer from commoditization.

Our V-series appliance platform exposes us to risks inherent with the sale of hardware, to which we were not previously exposed as a software company.

With the launch of our V10000 appliance in 2009 and the release of our V5000 appliance in June 2010, we are selling products that are hardware-based and not solely software-based. Our V-series appliances are manufactured by a third-party contract manufacturer, and a third-party logistics company is providing logistical services, including product configuration and shipping. Our ability to deliver our V-series appliances to our customers could be delayed if we fail to effectively manage our third-party relationships or if our contract manufacturer or logistics provider experiences delays, disruptions or quality control problems in manufacturing, configuring or shipping the appliances. If our third-party providers fail for any reason to manufacture and deliver the V-series appliances with acceptable quality, in the required volumes, and in a cost-effective and timely manner, it could be costly to us, as well as disruptive to product shipments. In addition, supply disruptions or cost increases could increase our cost of goods sold and negatively impact our financial performance. Our V-series appliance platforms may also face greater obsolescence risks than our pure software products.

Our revenue is derived almost entirely from sales through indirect channels and we depend upon these channels to create demand for our products.

Our revenue has been derived almost entirely from sales through indirect channels, including value-added resellers, distributors that sell our products to end-users, providers of managed Internet services and other resellers. Although we rely upon these indirect channels of distribution, we also depend upon our internal sales force to generate sales leads and sell products through the reseller network. Ingram Micro, one of our broad-line distributors in North America, accounted for approximately 31%, 30% and 23% of our revenues during fiscal years 2010, 2009 and 2008, respectively. In addition, we began using Arrow Electronics as an additional broadline distributor in North America in 2010. Should Ingram Micro or Arrow Electronics experience financial difficulties, difficulties in collecting their accounts receivable or otherwise delay or prevent our collection of accounts receivable from them, our revenue and cash flow would be adversely affected. Also, should our resellers be subject to credit limits or have financial difficulties that limit financing terms available to them, our revenue and cash flow could be adversely affected. Our indirect sales model involves a number of additional risks, including:

- our resellers and distributors are not subject to minimum sales requirements or any obligation to market our products to their customers;
- we cannot control the level of effort our resellers and distributors expend or the extent to which any of them will be successful in marketing and selling our products;
- we cannot assure that our channel partners will market and sell our newer product offerings such as our security-oriented offerings, our Web Security Gateway, our V-series appliances, our DLP offerings, our SaaS security products or our Websense TRITON solutions;
- our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause; and
- our resellers and distributors frequently market and distribute competing products and may, from time to time, place greater emphasis on the sale of these products due to pricing, promotions and other terms offered by our competitors.

Our ability to meaningfully increase the amount of our products sold through our sales channels also depends on our ability to adequately and efficiently support these channel partners with, among other things, appropriate financial incentives to encourage pre-sales investment and sales tools, such as sales training, technical training and product materials needed to support their customers and prospects. The diversity and sophistication of our product offerings have required us to focus on additional sales and technical training, and we are making increased investments in this area. Additionally, we are continually evaluating the changes to our internal ordering and partner management systems in order to effectively execute our two-tier distribution strategy. Any failure to properly and efficiently support our sales channels will result in lost sales opportunities.

Our quarterly operating results may fluctuate significantly, and these fluctuations may cause our stock price to fall.

Our quarterly operating results have varied significantly in the past, and will likely vary in the future. Many of these variations come from macroeconomic and seasonal changes causing fluctuations in our billings, operating expenses and tax provisions. Although a significant portion of our revenue in any quarter comes from previously deferred revenue, a meaningful portion of our revenue in any quarter depends on the number, size and length of subscriptions to our products that are sold in that quarter. In addition, we have become increasingly dependent upon large orders which have a significant effect on our operating results during the quarter in which we receive them. The timing of such orders or the loss of an order is difficult to predict and the timing of revenue recognition from such orders may affect period to period changes. Changes in revenue recognition rules regarding sales of our appliances may cause some unpredictability in our quarterly revenue results as revenue for sales of appliances and the related costs will generally be recognized when the appliances are sold as opposed to being recognized ratably over the subscription term. The unpredictability of quarterly fluctuations is further increased by the fact that a significant portion of our quarterly sales have historically been generated during the last month of each fiscal quarter, with many of the largest enterprise customers purchasing subscriptions to our products nearer to the end of the last month of each quarter. Further, an increasing portion of our billings are attributable to larger subscriptions ($1 million or more), so delays in completing agreements before the end of a quarter may cause a material failure to meet our billings guidance for the quarter.

Our operating expenses may increase in the future if we expand our selling and marketing activities, increase our research and development efforts or hire additional personnel which could impact our margins. In addition, our operating expenses historically have fluctuated, and may continue to fluctuate in the future, as the result of the factors described below and elsewhere in this annual report:

- changes in currency exchange rates impacting our international operating expenses;
- timing of marketing expenses for activities such as trade shows and advertising campaigns;
- quarterly variations in general and administrative expenses, such as recruiting expenses and professional services fees;
- increased research and development costs prior to new or enhanced product launches; and
- fluctuations in expenses associated with commissions paid on sales of subscriptions to our products.

Consequently, our results of operations may not meet the expectations of current or potential investors. If this occurs, the price of our common stock may decline.

We face increasing competition from much larger software and hardware companies, which places pressure on our pricing and which could prevent us from increasing our revenue. In addition, as we increase our emphasis on our security-oriented products, we face competition from better-established security companies that have significantly greater resources.

The market for our products is intensely competitive and is likely to become even more so in the future. Our current principal Web filtering competitors frequently offer their products at a significantly lower price than our products, which has resulted in pricing pressures on sales of our basic Web filtering products and email filtering products and potentially could result in the commoditization of these products. We depend on our more advanced security products to replace and grow revenue from Web filtering subscriptions that are not renewed. We also face current and potential competition from vendors of Internet servers, operating systems and networking hardware, many of which now, or may in the future, develop and/or bundle competitive products with their current products with no price increase to these current products. Increased competition may cause price reductions or a loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition. If we are unable to maintain the current pricing on sales of our products or increase our pricing in the future, our results of operations could be negatively impacted. Even if our products provide greater functionality and are more effective than certain other competitive products, potential customers might accept this limited functionality. In addition, our own indirect sales channels may decide to develop or sell competing products instead of our products. Pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of our products to achieve or maintain widespread market acceptance, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our current principal competitors include:

- companies offering Web filtering and Web security solutions, such as Microsoft, McAfee (to be acquired by Intel Corporation), Trend Micro, Google, Webroot/BrightCloud, SafeNet/Aladdin, FaceTime, EdgeWave, M86 Security, Clearswift, Checkpoint, Sophos, Kaperskey Lab, AhnLab Inc., IBM, Panda Security SafeNet, F-Secure, Commtouch and CA (formerly Computer Associates);
- companies integrating Web filtering into specialized security appliances, such as Blue Coat Systems, Cisco Systems/Ironport, McAfee, Check Point Software, EdgeWave, Barracuda Networks, Trend Micro, SonicWALL, Sophos, IBM, Panda Software, Fortinet and M86 Security;
- companies offering DLP solutions, such as Symantec, Verdasys, Trustwave, EMC, McAfee, IBM, Trend Micro, Proofpoint, Palisade Systems, CA, Raytheon, Intrusion, Fidelis, GTB Technologies, Workshare, Check Point Software and Code Green Networks;
- companies offering messaging or email security solutions, such as McAfee, Symantec/Message Labs, Google, Cisco Systems, Barracuda Networks, SonicWALL, Trend Micro, Axway, Sophos, Microsoft, Proofpoint, Clearswift, Commtouch, Zix Corporation, WatchGuard, M86 Security, Webroot and Fortinet;
- companies offering on-demand email and Web security services, such as Google, Microsoft, Symantec/Message Labs, McAfee, Webroot/Bright Cloud, EdgeWave, Barracuda Networks, Zscaler, Trend Micro and Cisco Systems/ScanSafe;
- companies offering desktop security solutions, such as Check Point Software, Cisco Systems, McAfee, Microsoft, Symantec, CA, Sophos, Webroot, IBM and Trend Micro; and
- companies offering Web gateway solutions, such as Microsoft, Blue Coat Systems, Cisco Systems, Trend Micro, Check Point Software, McAfee, Juniper Networks, Optinet, Safe Net/Aladdin, M86 Security, Clearswift, CA, FaceTime and Barracuda Networks.

As we develop and market our products with an increasing security-oriented emphasis, we also face growing competition from security solutions providers. Many of our competitors within the Web security market, such as Symantec, McAfee (to be acquired by Intel Corporation), Trend Micro, Cisco Systems, Google and Microsoft enjoy substantial competitive advantages, including:

- greater name recognition and larger marketing budgets and resources;
- established marketing relationships and access to larger customer bases; and
- substantially greater financial, technical and other resources.

As a result, we may be unable to gain sufficient traction as a provider of Web security solutions, and our competitors may be able to respond more quickly and effectively than we can to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, marketing, promotion and sale of their products than we can. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the functionality and market acceptance of their products or may be acquired by a corporation with significantly greater resources. In addition, our competitors may be able to replicate our products, make more attractive offers to existing and potential employees and strategic partners, develop new products or enhance existing products and services more quickly. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, many of our competitors made recent acquisitions in some of our product areas, and, we expect competition to increase as a result of this industry consolidation. Through an acquisition, a competitor could bundle separate products to include functions that are currently provided primarily by our Web and data loss prevention solutions and sell the combined product at a lower cost which could essentially include, at no additional cost, the functionality of our stand-alone solutions. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

The covenants in our credit facility restrict our financial and operational flexibility, including our ability to complete additional acquisitions and invest in new business opportunities.

In October 2010, we announced that we had entered into a senior credit facility (the "2010 Credit Agreement") and used the initial proceeds to repay our term loan and retire the 2007 amended and restated senior secured credit facility (the "2007 Credit Agreement"). The 2010 Credit Agreement contains affirmative and negative covenants, including an obligation to maintain a certain consolidated leverage ratio and consolidated interest coverage ratio and restrictions on our ability to borrow money, to incur liens, to enter into mergers and acquisitions, to make dispositions, to pay cash dividends or repurchase capital stock, and to make investments, subject to certain exceptions. An event of default under the 2010 Credit Agreement could allow the lenders to declare all amounts outstanding with respect to the agreement to be immediately due and payable. The 2010 Credit Agreement is secured by substantially all of our assets, including pledges of stock of certain of our subsidiaries (subject to limitations in the case of foreign subsidiaries) and by secured guarantees by our domestic subsidiaries. If the amount outstanding under the 2010 Credit Agreement is accelerated, the lenders could proceed against those assets and stock. Any event of default, therefore, could have a material adverse effect on our business. Our 2010 Credit Agreement also requires us to maintain specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control, and we cannot assure that we will meet those ratios.

Our international operations involve risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

We have significant operations outside of the United States, including research and development, sales and customer support. We have engineering operations in Reading, England; Beijing, China and Ra'anana, Israel.

We plan to continue to expand our international operations, but such expansion is contingent upon the financial performance of our existing international operations as well as our identification of growth opportunities. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

- difficulties associated with managing a distributed organization located on multiple continents in greatly varying time zones;
- potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights;
- requirements of foreign laws and other governmental controls, including trade and labor restrictions and related laws that reduce the flexibility of our business operations;

- political unrest, war or terrorism, particularly in areas in which we have facilities;
- difficulties in staffing, managing, and operating our international operations, including difficulties related to administering our stock plans in some foreign countries;
- difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;
- restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the United States; and
- costs and delays associated with developing software in multiple languages.

Sales to customers outside the United States have accounted for a significant portion of our revenue, which exposes us to risks inherent in international sales.

We market and sell our products outside the United States through value-added resellers, distributors and other resellers. International sales represented 50% of our total revenues generated during both fiscal years 2010 and 2009, and 46% during 2008. As a key component of our business strategy to generate new business sales, we intend to continue to expand our international sales, but success cannot be assured. In addition to the risks associated with our domestic sales, our international sales are subject to the following risks:

- our ability to adapt to sales and marketing practices and customer requirements in different cultures;
- our ability to successfully localize software products for a significant number of international markets;
- the significant presence of some of our competitors in some international markets;
- laws and business practices favoring local competitors;
- dependence on foreign distributors and their sales channels;
- longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;
- compliance with multiple, conflicting and changing governmental laws and regulations, including tax laws and regulations and consumer protection and privacy laws; and
- regional economic and political conditions, including civil unrest and adverse economic conditions in emerging markets with significant growth potential.

These factors could have a material adverse effect on our international sales. Any reduction in international sales, or our failure to further develop our international distribution channels, could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to develop acceptable new products or enhancements to our existing products at a rate required by our rapidly changing market.

Our future success depends on our ability to develop new products or enhancements to our existing products that keep pace with rapid technological developments and that address the changing needs of our customers. Although our products are designed to operate with a variety of network hardware and software platforms, we will need to continuously modify and enhance our products to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. We may not be successful in either developing such products or introducing them to the market in a timely fashion. In addition, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies could increase our research and development expenses. The failure of our products to operate effectively with the existing and future network platforms and technologies will limit or reduce the market for our products, result in customer dissatisfaction and seriously harm our business, results of operations and financial condition.

Because our products primarily manage access to URLs and executable files included in our databases, if our databases do not contain a meaningful portion of relevant content, the effectiveness of our Web filtering products will be significantly diminished. Any failure of our databases to keep pace with the rapid growth and technological change of the Internet, such as the increasing amount of multimedia content on the Internet that is not easily classified, will impair the market acceptance of our products.

We rely upon a combination of automated filtering technology and human review to categorize URLs and executable files in our proprietary databases. Our customers may not agree with our determinations that particular URLs and executable files should be included or not included in specific categories of our databases. In addition, it is possible that our filtering processes may place objectionable or security risk material in categories that are generally unrestricted by our users' Internet and computer access policies, which could result in such material not being blocked from the network. Any errors in categorization could result in customer dissatisfaction and harm our reputation. Any failure to effectively categorize and filter URLs and executable files according to our customers' expectations could impair the growth of our business. Our databases and database technologies may not be able to keep pace with the growth in the number of URLs and executable files, especially the growing amount of content utilizing foreign languages and the increasing sophistication of malicious code and the delivery mechanisms associated with spyware, phishing and other hazards associated with the Internet. The success of our dynamic Web categorization capabilities may be critical to our customers' long term acceptance of our products.

We may spend significant time and money on research and development to enhance our TRITON management console, V-series appliances, content gateway products, DLP products and our SaaS security products. If these products fail to achieve broad market acceptance in our target markets, we may be unable to generate significant revenue from our research and development efforts. As a result, our business, results of operations and financial condition would be adversely impacted.

If we fail to maintain adequate operations infrastructure, we may experience disruptions of our SaaS offerings.

Any disruption to our technology infrastructure or the Internet could harm our operations and our reputation among our customers. Our technology and network infrastructure is extensive and complex, and could result in inefficiencies or operational failures. These potential inefficiencies or operational failures could diminish the quality of our products, services, and user experience, resulting in damage to our reputation and loss of current and potential subscribers, and could harm our operating results and financial condition. Any disruption to our computer systems could adversely impact the performance of our SaaS offerings and hybrid service offerings, our customer service, our delivery of products or our operations and result in increased costs and lost opportunities for business.

Failure of our products to work properly or misuse of our products could impact sales, increase costs, and create risks of potential negative publicity and legal liability.

Our products are complex, are deployed in a wide variety of network environments and manage content in a dramatically changing Web 2.0 world. Our products may have errors or defects that users identify after deployment, which could harm our reputation and our business. In addition, products as complex as ours frequently contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found errors in versions of our products, and we expect to find such errors in the future. Because customers rely on our products to manage employee behavior to protect against security risks and prevent the loss of sensitive data, including confidential and proprietary information, any significant defects or errors in our products may result in negative publicity or legal claims. For example, an actual or perceived breach of network or computer security at one of our customers, regardless of whether the breach is attributable to our products, could adversely affect the market's perception of our security products. Moreover, any actual security breach could result in product liability and related claims. Our subscription agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, however, it is possible, that such provisions may not be effective under the laws of certain jurisdictions, particularly in circumstances involving subscriptions without signed agreements from our customers.

In addition to the risks above, parties whose Web sites or executable files are placed in security-risk categories or other categories with negative connotations may seek redress against us for falsely labeling them or for interfering with their business. The occurrence of errors could adversely affect sales of our products, divert the attention of engineering personnel from our product development efforts and cause significant customer relations or legal problems.

Our products may also be misused or abused by customers or non-customer third parties who obtain access to our products. These situations may arise where an organization uses our products in a manner that impacts their end users' or employees' privacy or where our products are misappropriated to censor private access to the Internet. Any of these situations could result in negative press coverage and negatively affect our reputation.

The amount of our debt outstanding may prevent us from taking actions we would otherwise consider in our best interest.

In October 2010 we announced that we had entered into the 2010 Credit Agreement and that we used the initial proceeds to repay the term loans and retire the 2007 Credit Agreement. Under the 2010 Credit Agreement, we can borrow $120 million and use proceeds to fund share repurchases or other corporate purposes. We may increase the maximum aggregate commitment under the 2010 Credit Agreement to $200 million if certain conditions are satisfied, including that we are not in default under the 2010 Credit Agreement at the time of the increase and that we obtain the commitment of the lenders participating in the increase. If we should need to increase the aggregate commitment, it may not be possible to satisfy these conditions. The limitations our 2010 Credit Agreement imposes on us could have important consequences, including:

- it may be difficult for us to satisfy our obligations under the 2010 Credit Agreement;
- we may be less able to obtain other debt financing in the future;
- we could be less able to take advantage of significant business opportunities, including acquisitions or divestitures, as a result of debt covenants;
- our vulnerability to general adverse economic and industry conditions could be increased; and
- we could be at a competitive disadvantage to competitors with less debt.

We face risks related to customer outsourcing to system integrators.

Some of our customers have outsourced the management of their information technology departments to large system integrators. If this trend continues, our established customer relationships could be disrupted and our products could be displaced by alternative system and network protection solutions offered by system integrators. Significant product displacements could impact our revenue and have a material adverse effect on our business.

Other vendors may include products similar to ours in their hardware or software and render our products obsolete.

In the future, vendors of hardware and of operating system software or other software may continue to enhance their products or bundle separate products to include functions that are currently provided primarily by network security software. If network security functions become standard features of computer hardware or of operating system software or other software, our products may become obsolete and unmarketable, particularly if the quality of these network security features is comparable to that of our products. Furthermore, even if the network security and/or management functions provided as standard features by hardware providers or operating systems or other software is more limited than that of our products, our customers might accept this limited functionality in lieu of purchasing additional software. Sales of our products would suffer materially if we were then unable to develop new Web filtering, security and DLP products to further enhance operating systems or other software and to replace any obsolete products.

Our worldwide income tax provisions and other tax accruals may be insufficient if any taxing authorities assume taxing positions that are contrary to our positions and those contrary positions are sustained.

Significant judgment is required in determining our worldwide provision for income taxes and for our accruals for state, federal and international income taxes together with transaction taxes such as sales tax, VAT and GST. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of intercompany arrangements to share revenue and costs. In such arrangements there are uncertainties about the amount and manner of such sharing, which could ultimately result in changes once the arrangements are reviewed by taxing authorities. Although we believe that our approach to determining the amount of such arrangements is consistent with prevailing legislative interpretation, no assurance can be given that the final tax authority review of these matters will agree with our historical income tax provisions and other tax accruals. Such differences could have a material effect on our income tax provisions or benefits, or other tax accruals, in the period in which such determination is made, and consequently, on our results of operations for such period.

From time to time, we are also audited by various state, federal and tax authorities of other countries in which we operate. Generally, the tax years 2005 through 2009 could be subject to examination by U.S. federal and most state tax authorities. We are currently under examination by the respective tax authorities for tax years 2005 to 2008 in the United States, for 2005 to 2008 in the United Kingdom and for 2006 to 2008 in Israel. We also have various other on-going audits in various stages of completion. No outcome for a particular audit can be determined with certainty prior to the conclusion of the audit and any appeals process.

As each audit progresses and is ultimately concluded, adjustments, if any, will be recorded in our financial statements from time to time in light of prevailing facts based on our and the taxing authority's respective positions on any disputed matters. We provide for potential tax exposures by accruing for uncertain tax positions based on judgment and estimates including historical audit activity. If the reserves are insufficient or we are not able to establish a reserve under GAAP prior to completion or during the progression of any audits, there could be an adverse impact on our financial position and results of operations when an audit assessment is made. In addition, our external costs of contesting and settling any dispute with the tax authorities could be substantial and adversely impact our financial position and results of operation.

During the first quarter of 2010, we were informed by the U.S. Internal Revenue Service ("IRS") that they had completed their audit for the tax years ended December 31, 2005 through December 31, 2007. Accordingly, the IRS issued us a 30-day letter which outlined all of their proposed audit adjustments and required us to either accept the proposed adjustments, subject to future litigation, or file a formal administrative protest contesting those proposed adjustments within 30 days. The proposed adjustments relate primarily to the cost sharing arrangement between Websense, Inc. and our Irish subsidiary, including the amount of cost sharing buy-in, as well as to our claim of research and development tax credits and income tax deductions for equity compensation awarded to certain executive officers. The amount of additional tax proposed by the IRS totals approximately $19.0 million, of which $14.8 million relates to the amount of cost sharing buy-in, $2.5 million relates to research and development credits and $1.7 million relates to equity compensation awarded to certain executive officers. The total additional tax proposed excludes interest, penalties and state income taxes, each of which may be significant, and also excludes a potential reduction in tax on the Irish subsidiary. The proposed adjustments also do not include the future impact that changes in our cost sharing arrangement could have on our effective tax rate. We disagree with all of the proposed adjustments and have submitted a formal protest to the IRS for each matter. The IRS has acknowledged the receipt of our protest and has assigned our case to an IRS Appeals Officer. We are now awaiting an appointment with the assigned Appeals Officer. We intend to continue to defend our position on all of these matters, including through litigation if required. While the timing of the ultimate resolution of these matters cannot be reasonably estimated at this time, we may be required to make additional payments in order to resolve these matters.

The IRS has identified and is aggressively pursuing cost sharing arrangements between domestic and international subsidiaries, including the amount of the buy-in, as a potential area for audit exposure for many companies. If this matter is litigated and the position proposed by the IRS is sustained, our results of operations for periods when any new liability is incurred would be materially and adversely affected. We also cannot predict what impact an adverse result could have on our future income tax rate, which could adversely impact our results of operations.

Any failure to protect our proprietary technology would negatively impact our business.

Intellectual property is critical to our success, and we rely upon patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our Websense brands. We rely on trade secrets to protect technology where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, collaborators and consultants to enter into confidentiality agreements, we cannot assure that these agreements will not be breached or that we will have adequate remedies for any breach. We may not be able to adequately protect our trade secrets or other proprietary information in the event of any unauthorized use or disclosure, or the lawful development by others of such information. Any intentional disruption and/or the unauthorized use or publication of our trade secrets and other confidential business information, via theft or a cyber attack, could adversely affect our competitive position, reputation, brand and future sales of our products.

We have registered our trademarks in several countries and have registrations for the Websense trademark pending in several other countries. Effective trademark protection may not be available in every country where our products are available. Furthermore, any of our trademarks may be challenged by others or invalidated through administrative process or litigation.

We currently have 22 patents issued in the United States and 21 patents issued internationally, and we may be unable to obtain further patent protection in the future. We have other pending patent applications in the United States and in other countries. We cannot ensure that:

- we were the first to make the inventions covered by each of our pending patent applications;
- we were the first to file patent applications for these inventions;
- any of our pending patent applications are not obvious or anticipated such that they will not result in issued patents;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any patents issued to us will provide us with any competitive advantages or will not be challenged by third parties;
- we will develop additional proprietary technologies that are patentable; or
- the patents of others will not have a negative effect on our ability to do business.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and can change over time. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. The laws of some foreign countries may not be as protective of intellectual property rights as U.S. laws, and mechanisms for enforcement of intellectual property rights may be inadequate. As a result our means of protecting our proprietary technology and brands may not be adequate. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, including the misappropriation or misuse of the content of our proprietary databases of URLs and executable files, and our ability to police that misappropriation or infringement is uncertain, particularly in countries outside of the United States. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations and financial condition.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses that reduce our operating margins and/or prevent us from selling our products.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of patent infringement or other violations of intellectual property rights. As we expand our product offerings in the data loss and security area where larger companies with large patent portfolios compete, the possibility of an intellectual property claim against us grows. We may receive claims that we have infringed the intellectual property rights of others, including claims regarding patents, copyrights and trademarks. For example, on July 12, 2010, Finjan, Inc. filed a complaint entitled Finjan, Inc. v. McAfee, Inc., Symantec Corp., Webroot Software, Inc., Websense, Inc. and Sophos, Inc. in the United States District Court for the District of Delaware. The complaint alleges that our Web filtering and Web Security Gateway products infringe a patent owned by Finjan and seeks damages and injunctive relief. Any such claim, including Finjan's claim, with or without merit, could result in costly litigation and distract management from day-to-day operations and may result in us deciding to enter into license agreements to avoid ongoing patent litigation costs. If we are not successful in defending such claims, we could be required to stop selling or redesign our products, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our customers. Such arrangements may cause operating margins to decline.

Because we recognize revenue from subscriptions for our software products ratably over the term of the subscription, downturns in software subscription sales may not be immediately reflected in our revenue.

Most of our revenue comes from the sale of subscriptions to our software products, including our SaaS offerings. Upon execution of a subscription agreement or receipt of royalty reports from OEM customers, we invoice our customers for the full term of the subscription agreement or for the period covered by the royalty report from OEM customers. We then recognize revenue from customers daily over the terms of their subscription agreements, or performance period under the OEM contract, as applicable, which, in the case of subscriptions, typically have durations of 12, 24 or 36 months. Even though new revenue recognition rules will result in our recognition of revenue from hardware sales in the current period that the sale is concluded, a majority of the revenue we report in each quarter will continue to be derived from deferred revenue from subscription agreements and OEM contracts entered into and paid for during previous quarters. Because of this financial model, the revenue we report in any quarter or series of quarters may mask significant downturns in sales and the market acceptance of our products, before these downturns are reflected by declining revenues.

Acquired companies or technologies can be difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

We may acquire additional companies, services and technologies in the future as part of our efforts to expand and diversify our business. Although we review the records of companies or businesses we are interested in acquiring, even an in-depth review may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. Integration of acquired companies may disrupt or slow the momentum of the activities of our business. As a result, if we fail to properly evaluate, execute and integrate future acquisitions, our business and prospects may be seriously harmed.

Acquisitions involve numerous risks, including:

- difficulties in integrating operations, technologies, services and personnel of the acquired company;
- potential loss of customers and OEM relationships of the acquired company;
- diversion of financial and management resources from existing operations and core businesses;
- risk of entering new markets;
- potential loss of key employees of the acquired company;
- integrating personnel with diverse business and cultural backgrounds;

- preserving the development, distribution, marketing and other important relationships of the companies;
- assumption of liabilities of the acquired company, including debt and litigation;
- inability to generate sufficient revenue from newly acquired products and/or cost savings needed to offset acquisition related costs; and
- the continued use by acquired companies of accounting policies that differ from GAAP.

Acquisitions may also cause us to:

- issue equity securities that would dilute our current stockholders' percentage ownership;
- assume certain liabilities, including liabilities that were not detected at the time of the acquisition;
- incur additional debt, such as the debt we incurred to partially fund the acquisition of SurfControl;
- make large and immediate one-time write-offs for restructuring and other related expenses;
- become subject to intellectual property or other litigation; and
- create goodwill and other intangible assets that could result in significant impairment charges and/or amortization expense.

The market price of our common stock is likely to be highly volatile and subject to wide fluctuations.

The market price of our common stock has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

- deteriorating or fluctuating world economic conditions;
- announcements of technological innovations or new products or services by our competitors;
- demand for our products, including fluctuations in subscription renewals;
- changes in the pricing policies of our competitors; and
- changes in government regulations.

In addition, the market price of our common stock could be subject to wide fluctuations in response to:

- announcements of technological innovations or new products or services by us;
- changes in our pricing policies; and
- quarterly variations in our revenues and operating expenses.

Further, the stock market has experienced significant price and volume fluctuations that have particularly affected the market price of the stock of many Internet-related companies, and that often have been unrelated or disproportionate to the operating performance of these companies. Market fluctuations such as these may seriously harm the market price of our common stock. In the past, securities class action suits have been filed following periods of market volatility in the price of a company's securities. If such an action were instituted, we would incur substantial costs and a diversion of management attention and resources, which would seriously harm our business, results of operations and financial condition.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key management personnel and our ability to recruit new personnel to executive and key management positions. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our products and technologies. We do not have employment agreements with our executive officers, key management or development personnel that would prevent them from terminating their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees could seriously harm our business, results of operations and financial condition. In such an event we may be unable to recruit personnel to replace these individuals in a timely manner, or at all, on acceptable terms.

Because competition for our target employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our planned growth.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense and we may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. The volatility of our stock price and our results of operations may from time to time adversely affect our ability to recruit or retain employees. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we fail to attract new personnel or retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

The restatement of our historical financial statements has already consumed, and may continue to consume, a significant amount of our time and resources and may have a material adverse effect on our business and stock price.

We have restated our consolidated financial statements and related disclosures for fiscal years ended December 31, 2007, 2008 and 2009. The restatement process was highly time and resource-intensive and involved substantial attention from management and significant legal and accounting costs. Although we have now completed the restatement, we cannot guarantee that we will have no inquiries from the SEC or NASDAQ regarding our restated financial statements or matters relating thereto.

Any future inquiries from the SEC as a result of the restatement of our historical financial statements will, regardless of the outcome, likely consume a significant amount of our resources in addition to those resources already consumed in connection with the restatement itself.

Further, many companies that have been required to restate their historical financial statements have experienced a decline in stock price and stockholder lawsuits related to the restatement. We cannot guarantee that we will not be similarly affected.

Compliance with regulation of corporate governance, accounting principles and public disclosure may result in additional expenses.

Compliance with laws, regulations and standards relating to corporate governance, accounting principles and public disclosure, including the Sarbanes-Oxley Act of 2002, Dodd-Frank Wall Street Reform and Consumer Protection Act, and NASDAQ listing rules, have caused us to incur higher compliance costs and we expect to continue to incur higher compliance costs as a result of our increased global reach and obligation to ensure compliance with these laws as well as local laws in the jurisdictions where we do business. These laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time. Further guidance by regulatory and governing bodies can result in continuing uncertainty regarding compliance matters and higher costs related to the ongoing revisions to accounting, disclosure and governance practices. Our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

If we cannot effectively manage our internal growth, our business revenues, results of operations and prospects may suffer.

If we fail to manage our internal growth in a manner that minimizes strains on our resources, we could experience disruptions in our operations that could negatively affect our revenue, billings and results of operations. We are pursuing a strategy of organic growth through implementation of two-tier distribution, international expansion, introduction of new products and expansion of our product sales to the SMB segment. Each of these initiatives requires an investment of our financial and employee resources and involves risks that may result in a lower return on our investments than we expect. These initiatives also may limit the opportunities we pursue or investments we would otherwise make, which may in turn impact our prospects.

It may be difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

Some provisions of our certificate of incorporation and bylaws, as well as some provisions of Delaware law, may discourage, delay or prevent third parties from acquiring us, even if doing so would be beneficial to our stockholders. For example, our certificate of incorporation provides that stockholders may not call stockholder meetings or act by written consent. Our bylaws provide that stockholders may not fill board vacancies and further provide that advance written notice is required prior to stockholder proposals. Each of these provisions makes it more difficult for stockholders to obtain control of our board or initiate actions that are opposed by the then current board. Additionally, we have authorized preferred stock that is undesignated, making it possible for the board to issue up to 5,000,000 shares of preferred stock with voting or other rights and preferences that could impede the success of any attempted change of control. Delaware law also could make it more difficult for a third party to acquire us. Section 203 of the Delaware General Corporation Law has an anti-takeover effect with respect to transactions not approved in advance by our board, including discouraging attempts that might result in a premium over the market price of the shares of common stock held by our stockholders.

Our 2010 Credit Agreement accelerates and becomes payable in full upon a change of control, which is defined generally as a person or group acquiring 35% of our voting securities or a proxy contest that results in changing a majority of our Board of Directors. These consequences may discourage third parties from attempting to acquire us.

We do not intend to pay dividends.

We have not declared or paid any cash dividends on our common stock since we have been a publicly traded company. We currently intend to retain any future cash flows from operations to fund growth, pay down our senior credit facility and repurchase shares of our common stock, and therefore do not expect to pay any cash dividends in the foreseeable future. Moreover, we are not permitted to pay cash dividends under the terms of our senior secured credit facility.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters and principal offices are located in San Diego, California, where we have leased approximately 122,000 square feet as of December 31, 2010. This lease expires in December 2013 with an option to extend the lease for an additional five years. Our international headquarters and offices are located in Dublin, Ireland. We lease additional office space in Los Gatos, California; Reading and Congleton, England; Ra'anana, Israel; Sydney, Australia and Shanghai, Guangzhou and Beijing, China and have executive suite arrangements on monthly or annual arrangements, depending on the local market, relating to office space in the United Kingdom, Brazil, Dubai, France, Germany, Hong Kong, India, Italy, Japan, Singapore, Spain, Sweden, the Netherlands, Turkey and Dallas, Texas.

Item 3. Legal Proceedings

On July 12, 2010, Finjan, Inc. filed a complaint entitled Finjan, Inc. v. McAfee, Inc., Symantec Corp., Webroot Software, Inc., Websense, Inc. and Sophos, Inc. in the United States District Court for the District of Delaware. The complaint alleges that our making, using, importing, selling and/or offering for sale Websense Web Filter, Websense Web Security and Websense Web Security Gateway infringes U.S. Patent No. 6,092,194 ("194 Patent"). Finjan, Inc. seeks an injunction from further infringement of the 194 Patent and damages. We deny infringing any valid claims of the 194 Patent and intend to vigorously defend the lawsuit.

We are involved in various other legal actions in the normal course of business. Based on current information, including consultation with our lawyers, we believe we have adequately reserved for any ultimate liability that may result from these actions such that any liability would not materially affect our consolidated financial positions, results of operations or cash flows. Our evaluation of the likely impact of these actions could change in the future and unfavorable outcomes and/or defense costs, depending upon the amount and timing, could have a material adverse effect on our results of operations or cash flows in a future period.

Item 4. [Removed and Reserved]

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the NASDAQ Global Select Market ("Nasdaq") under the symbol "WBSN". The following table sets forth the range of high and low closing prices on Nasdaq of our common stock for the periods indicated, as reported by Nasdaq. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Years Ended December 31,			
	2010		2009	
	High	Low	High	Low
First Quarter	$24.29	$17.46	$16.14	$ 9.77
Second Quarter	24.96	18.90	19.45	12.41
Third Quarter	21.38	17.73	18.09	14.64
Fourth Quarter	22.39	17.18	18.27	15.53

To date, we have neither declared nor paid any cash dividends on our common stock. We currently intend to retain all future cash flows from operations, if any, for use in the operation and development of our business and for debt repayment and stock repurchases and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Moreover, we are not permitted to pay cash dividends under the terms of our 2010 Credit Agreement. As of February 1, 2011, there were approximately 6,500 holders of record of our common stock. See Item 12—"Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information regarding our equity compensation plans.

Issuer Purchases of Equity Securities

In April 2003, we announced that our Board of Directors authorized a stock repurchase program of up to 4 million shares of our common stock. In August 2005, we announced that our Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 8 million shares. In July 2006, we announced that our Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 12 million shares. In January 2008, we adopted a 10b5-1 plan that provides for quarterly purchases of our common stock in open market transactions. In January 2010, Websense's Board of Directors increased the size of its stock repurchase program by an additional 4 million shares, for a total program size of up to 16 million shares. In October 2010, our Board of Directors increased the number of shares authorized for repurchase under the program by 8 million shares, for a total program size of up to 24 million shares. We repurchased 4,090,495 shares in 2010, bringing the total number of shares repurchased as part of our stock repurchase program to 15,624,519.

The following table represents our purchases of equity securities during the fourth quarter of fiscal year 2010:

Month	Number of Shares Purchased During Month	Average Price Paid Per Share	Cumulative Number of Shares Purchased as Part of Publicly Announced Plan	Number of Shares that May Be Purchased Under the Plan
October 2010	183,931	$18.72	14,624,161	9,375,839
November 2010	792,223	$21.61	15,416,384	8,583,616
December 2010	208,135	$21.26	15,624,519	8,375,481
Total	1,184,289	$21.10	15,624,519	8,375,481

Item 6. Selected Financial Data

The following table summarizes certain historical financial information at the dates and for the periods indicated prepared in accordance with GAAP and gives effect to the restatements described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 2 to our consolidated financial statements. The consolidated statement of operations data for the years ended December 31, 2010, 2009 and 2008, and the consolidated balance sheet data as of December 31, 2010 and 2009 (as restated), have been derived from our consolidated financial statements audited by Ernst & Young LLP, an independent registered public accounting firm, included elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for the years ended December 31, 2007 (as restated) and 2006 and the consolidated balance sheet data as of December 31, 2008 (as restated), 2007 (as restated) and 2006 have been derived from our financial statements not included herein. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto, which are included elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of operating results to be expected in the future.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except for per share data)				
				(As Restated)(1)	
Statement of Operations Data:					
Revenues	$332,762	$313,713	$288,274	$210,307	$178,814
Cost of revenues	53,090	50,806	48,160	29,140	15,274
Gross profit	279,672	262,907	240,114	181,167	163,540
Operating expenses:					
Selling and marketing	157,758	166,910	175,365	126,247	80,135
Research and development	54,325	52,643	53,274	40,913	22,663
General and administrative	36,779	40,295	45,343	32,708	21,279
Total operating expenses	248,862	259,848	273,982	199,868	124,077
Income (loss) from operations	30,810	3,059	(33,868)	(18,701)	39,463
Interest expense	(3,715)	(7,084)	(13,134)	(4,308)	—
Other (expense) income, net	(834)	384	739	9,461	11,287
Income (loss) before income taxes	26,261	(3,641)	(46,263)	(13,548)	50,750
Provision (benefit) for income taxes	7,609	7,056	(19,484)	8,748	18,657
Net income (loss)	$ 18,652	$ (10,697)	$ (26,779)	$ (22,296)	$ 32,093
Net income (loss) per share:					
Basic net income (loss) per share	$ 0.44	$ (0.24)	$ (0.59)	$ (0.49)	$ 0.69
Diluted net income (loss) per share	$ 0.43	$ (0.24)	$ (0.59)	$ (0.49)	$ 0.68
Weighted average shares—basic	42,313	44,262	45,190	45,107	46,494
Weighted average shares—diluted	43,342	44,262	45,190	45,107	47,116

	December 31,				
	2010	2009	2008	2007	2006
			(In thousands)		
		(As Restated)(1)	(As Restated)(1)	(As Restated)(1)	
Balance Sheet Data:					
Cash and cash equivalents (including restricted cash) and marketable securities	$ 78,080	$ 83,296	$ 66,811	$ 87,733	$326,905
Total assets	661,943	695,846	718,848	774,924	424,257
Deferred revenue	394,304	380,112	341,784	288,043	220,343
Long-term liabilities	229,744	233,929	261,965	322,829	71,804
Total stockholders' equity	131,663	156,915	170,845	186,622	180,725

(1) As more fully described in Note 2 to the consolidated financial statements contained in this Annual Report on Form 10-K, we have restated our previously reported consolidated statement of operations for 2007 and

consolidated balance sheets as of December 31, 2009, 2008 and 2007 to record the write-off of a $5.8 million tax asset. The write-off of the tax asset had the following effect on our consolidated statement of operations for 2007 and consolidated balance sheets as of December 31, 2009, 2008 and 2007:

Statement of Operations Data:	Year Ended December 31, 2007	
	(As Previously Reported)	(As Restated)
	(In thousands)	
Loss before income taxes	$(13,548)	$(13,548)
Provision for income taxes	2,933	8,748
Net loss	(16,481)	(22,296)
Basic and diluted net loss per share	$ (0.37)	$ (0.49)

Balance Sheet Data:	December 31,					
	2009		2008		2007	
	(As Previously Reported)	(As Restated)	(As Previously Reported)	(As Restated)	(As Previously Reported)	(As Restated)
	(In thousands)					
Income tax receivable/ prepaid income tax	$ 11,446	$ 7,589	$ 10,927	$ 10,927	$ 3,734	$ 3,734
Deferred income taxes	48,333	46,375	58,435	52,620	42,158	36,343
Total assets	701,661	695,846	724,663	718,848	780,739	774,924
Retained earnings	28,416	22,601	39,113	33,298	65,892	60,077
Total stockholders' equity	162,730	156,915	176,660	170,845	192,437	186,622

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The information below has been adjusted solely to reflect the impact of the restatement of our financial results which is more fully described in Note 2 to the consolidated financial statements contained in this Annual Report on Form 10-K and under the paragraph "Restatement of Previously Issued Consolidated Financial Statements" below and does not reflect any subsequent information or events occurring after the date of the filing of our reports originally presenting the financial information being restated or update any disclosure herein to reflect the passage of time since the date of such filings. The following discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed here. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere, including under Item 1A "Risk Factors" of this Annual Report on Form 10-K. The cautionary statements made in this Annual Report on Form 10-K should be read as applying to all related forward-looking statements wherever they appear in this Annual Report on Form 10-K.

Restatement of Previously Issued Consolidated Financial Statements

We have restated our previously reported consolidated balance sheet at December 31, 2009 and the statement of stockholders' equity at January 1, 2008 and related disclosures, to record the write-off of a $5.8 million tax asset that originated from an error in a calculation when we changed our tax method of accounting for deferred revenue in 2003.

The error resulted in our reporting overstated deferred tax assets of approximately $5.8 million in our financial statements for fiscal years 2003 through 2008. In 2009, we reclassified a portion of the error amount from deferred tax assets to income tax receivable because of a belief at the time that the error amount was related to monthly-to-daily revenue adjustments for fiscal years 2006 through 2008 and, therefore, would be recoverable by amending our tax returns for those years. We subsequently discovered the error amount was instead related to an error in the calculation of the deferred tax assets when we changed the tax method of accounting for deferred revenue in 2003. The statute of limitations to claim a refund for the 2003 tax year expired in September 2007. After evaluating various tax planning strategies, management determined that there is substantial uncertainty as to whether it will be able to recover the error amount based on case law. As a result, we have concluded that we need to restate our 2007 financial statements to reflect the write-off of the $5.8 million deferred tax asset and our 2009 and 2008 financial statements to reflect the write-off of the tax asset and retained earnings balances. The restatements had no impact on the financial statement amounts previously reported for our revenues, operating costs and expenses, net income (loss) and cash flows from operations for the years ended December 31, 2009 and 2008, or for the nine months ended September 30, 2010, or any quarterly periods from January 1, 2008 through September 30, 2010.

Overview

We are a global provider of unified Web, data and email content security solutions designed to protect data and users from modern cyber-threats, information leaks, legal liability and productivity loss. We provide our solutions as software installed on standard server hardware, as software pre-installed on optimized appliances, as a cloud-based service (software as-a-service or SaaS) offering, or in a hybrid appliance/SaaS configuration. Our products and services are sold worldwide to public sector entities, enterprise customers, small and medium sized businesses (SMBs), and Internet service providers through a network of value-added resellers and original equipment manufacturer (OEM) arrangements.

Our portfolio of Web security, data security and email content security solutions allows organizations to:

- prevent access to undesirable and dangerous elements on the Web, such as Web sites that contain inappropriate content or sites that download viruses, spyware, keyloggers or other varieties of malicious code;
- protect from spam, inappropriate content and malware embedded in user-generated content on Web 2.0 sites;
- prevent unauthorized use and leaks of sensitive data, such as customer or employee information;
- identify and remove malware from incoming Web content;
- filter spam from incoming email;
- filter viruses and other malicious attachments from email and instant messages;
- manage the use of non-Web Internet traffic, such as peer-to-peer communications and instant messaging;
- control misuse of an organization's valuable computing resources, including unauthorized downloading of high-bandwidth content.

Since we commenced operations in 1994, Websense has evolved from a reseller of computer security products to a leading developer and provider of IT security software solutions. Our first Web filtering software product was released in 1996 and prevented access to inappropriate Web content. Since then, we have focused on adapting our Web filtering and content classification capabilities to address changing Internet use patterns including the rise of Web-based social and business applications and the growing incidence of Web-based criminal activity.

During both 2010 and 2009, we derived 50% of our revenue from international sales, and 46% during 2008, with the United Kingdom comprising approximately 13%, 14% and 15% of the revenue during 2010, 2009 and 2008, respectively. We believe international markets continue to represent a significant growth opportunity and we are continuing to expand our international operations, particularly in selected countries in the European, Asia/Pacific and Latin American markets.

We utilize a two-tier distribution strategy in North America to sell our products, with an objective of increasing the number of value-added resellers selling our products and further extending our reach into the SMB market segment. Our distribution strategy outside North America also relies on a multi-tiered system of distributors and value-added resellers. Sales through indirect channels currently account for more than 90% of our revenue. Sales to Ingram Micro, one of our broad-line distributors for North America that sold our products through approximately 1,300 resellers in 2010, accounted for approximately 31%, 30% and 23% of our revenue in 2010, 2009 and 2008, respectively. We also have several arrangements with OEMs that grant the OEM customers the right to incorporate our products into the OEM's products for resale to end-users.

We sell subscriptions to our products, generally in 12, 24 or 36 month contract durations, based on the number of seats or devices managed. As described elsewhere in this report, we recognize revenue from subscriptions to our software products on a daily straight-line basis commencing on the day the term of the subscription begins, over the term of the subscription agreement. We recognize revenue associated with OEM contracts ratably over the contractual period for which we are obligated to provide our services. We generally recognize the operating expenses related to these sales as they are incurred. These operating expenses include sales commissions, which are based on the total amount of the subscription contract and are fully expensed in the period the product and/or key are delivered. Our operating expenses in 2010 decreased as compared to 2009 primarily due to a reduction in the amortization of acquired intangible assets of approximately $12.8 million and to a lesser extent the overall favorable movement of currency exchange rates. These cost reductions were partially offset in 2010 by increased cost of sales related to our appliances of approximately $5.0 million and increased investments in product research and development.

In October 2007, we closed our acquisition of SurfControl and as a result incurred a net loss under GAAP during the fourth quarter of 2007 and for fiscal years 2007, 2008 and 2009. Similar to Websense, SurfControl sold products primarily under subscriptions whereby revenues were recorded ratably over the term of the agreement. Under purchase accounting, we wrote off $101.1 million of the deferred revenue of SurfControl, leaving a balance of $19.7 million. This adjustment reflected the fair value of the post-contract technical support services that is recognized daily in accordance with our revenue recognition policy. In connection with the acquisition, we incurred restructuring costs primarily in connection with reducing SurfControl headcount and eliminating redundant facilities. As of the acquisition date, we also immediately started to incur the expenses of operating the SurfControl operations as well as recording the amortization of the acquired intangibles. Primarily as a result of our deferred revenue as of December 31, 2009, our new and renewed billings during 2010 and the significant reduction in the amortization charges of acquired intangible assets, we reported net income for fiscal 2010 and currently expect to report even higher net income for fiscal 2011.

Billings represent the amount of subscription contracts billed to customers during the period. Our subscription-based business model operates such that billings are recorded initially to our balance sheet as deferred revenue and then recognized to our income statement as revenue ratably over the subscription term or, in the case of OEM arrangements, over the contractual obligation period. Our billings are not a numerical measure that can be calculated in accordance with GAAP. We provide this measurement in reporting financial performance because this measurement provides a consistent basis for understanding our sales activities each period. We believe the billings measurement is useful because the GAAP measurements of revenue and deferred revenue in the current period include subscription contracts commenced in prior periods. We reported billings (net of distributor marketing payments, channel rebates and adjustments to the allowance for doubtful accounts) of $347.0 million during 2010 compared to $352.0 million during 2009. Billings from renewals of existing subscriptions declined from $249.2 million in 2009 to $238.6 million in 2010 and billings from OEM arrangements declined from $17.8 million in 2009 to $10.7 million in 2010. Billings from incremental sales including subscriptions to new customers and upgraded subscriptions increased from $85.0 million in 2009 to $97.7 million in 2010. We expect these trends to continue in 2011. During the fourth quarter of 2010, the momentum and mix of our business shifted to our TRITON-based Web security gateway family. The average annual value of each subscription sold during 2010 was $9,100 compared to $8,000 in 2009, reflecting our increased sale of Web security and Web security gateway products to larger enterprise customers. We expect our billings to grow in 2011 relative to 2010 billings. Our billings depend in part on the number of subscriptions up for renewal each quarter and are influenced by seasonal variations with our fourth quarter generally being the strongest quarter in billings, and our first quarter generally being the lowest quarter for billings each fiscal year. As a trend, the percentage of billings from subscriptions to our Web Security Gateway products, including those pre-installed on appliances is increasing and the percentage of billings from our pure Web filtering products is declining.

During 2010, we completed a global restructuring of our internal distribution operations. The restructuring became effective in 2011, and we anticipate that it will reduce the complexity and compliance risks associated with our global distribution activities. It may also result in a reduction in our GAAP effective tax rate depending on our results of operations, including our international revenue relative to our U.S. revenue.

We are required to implement new revenue recognition rules in 2011 under which revenue for sales of appliances and the related costs will generally be recognized when the appliances are sold. In general, this means we will no longer amortize the revenue and costs for appliance sales booked in 2011 over the software subscription period. Adoption of the new rules will not change recognition of subscription software revenue or how billings are reported. These new rules are not being adopted retroactively and approximately $20 million in deferred revenue and approximately $9 million in deferred costs as of December 31, 2010 associated with past appliance sales will be recognized ratably over the remaining subscription term.

Critical Accounting Policies and Estimates

Critical accounting policies are those that may have a material impact on our financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimate is made. Our senior management has discussed the development and selection of our accounting policies, related accounting estimates and disclosures with the Audit Committee of our Board of Directors. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. When a purchase decision is made, customers can order any number of products from Websense and enter into a subscription agreement, which is generally 12, 24 or 36 months in duration and is for a fixed number of seats or devices. These products include on-premise software subscriptions, SaaS subscriptions, premium post-contract technical support and appliances. Additionally, Websense on-premise and SaaS subscriptions include updates/upgrades and standard post-contract technical support over the subscription term. Under software revenue recognition accounting guidance, vendor specific objective evidence ("VSOE") of selling price is required in order to separate multiple elements in an arrangement including software. As Websense does not have adequate support for VSOE, all elements in a multiple element arrangement containing software are treated as a single unit of accounting. We recognize revenue for the entire arrangement as a single unit of accounting on a daily straight-line basis, commencing on the date the term of the subscription begins, and continuing over the term of the subscription agreement, provided the fee is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred and collectability is reasonably assured. Upon entering into a subscription arrangement for a fixed or determinable fee, we electronically deliver access codes to users, and in the case of our appliance product we ship the product with our software pre-installed on the product, and then promptly invoice customers for the full amount of their order. Payment is due for the full term of the subscription, generally within 30 to 60 days of the invoice. We record amounts billed to customers in excess of recognizable revenue as deferred revenue on our balance sheet.

We are required to implement new revenue recognition rules beginning January 1, 2011. Under the new guidance on arrangements that include software elements, tangible products (e.g., appliances) that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will be subject to other relevant revenue recognition guidance. Additionally, when VSOE or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance requires significant management judgment when determining its best estimate of selling price (e.g., the selection of relevant market conditions and entity specific factors). Upon adoption of these rules, we will generally recognize revenue for sales of appliances and the related costs when sold. The adoption of these standards will not change the recognition of deferred revenue and deferred costs on our balance sheet as of December 31, 2010.

When we enter into a subscription agreement that is denominated and paid in a currency other than U.S. dollars, we record the subscription billing and deferred revenue in U.S. dollars based upon the currency exchange rate in effect on the last day of the previous month before the subscription agreement is effective. Changes in currency rates relative to the U.S. dollar may have a significant impact on the revenue that we will recognize under contracts that are denominated in currencies other than U.S. dollars. To the extent we sell appliances to customers who have already purchased appliance products with pre-installed software, we may recognize the entire revenue for the sale of the additional equipment not tied to a subscription upon shipment.

For our OEM contracts, we grant our OEM customers the right to incorporate our products into their products for resale to end users. The OEM customer generally pays us a royalty fee for each resale of our product to an end user over a specified period of time. We recognize revenue associated with the OEM contracts ratably over the contractual period for which we are obligated to provide our services. The timing of the OEM revenue recognition will vary for each OEM depending on the information available, such as underlying end user subscription periods, to determine the contractual obligation period. To the extent we provide any custom software and engineering services in connection with an OEM arrangement we defer recognition of all revenue until acceptance of the custom software.

We record distributor marketing payments and channel rebates as an offset to revenue. We recognize distributor marketing payments as an offset to revenue as the marketing service is provided. We recognize channel rebates as an offset to revenue generally on a straight-line basis over the term of the underlying subscription sale.

Acquisitions, Goodwill and Other Intangible Assets. We account for acquired businesses using the acquisition method of accounting in accordance with GAAP accounting rules for business combinations which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of net assets acquired is recorded as goodwill. The fair value of intangible assets, including acquired technology and customer relationships, is based on significant judgments made by management. The valuations and useful life assumptions are based on information available near the acquisition date and are based on expectations and assumptions that are considered reasonable by management. In our assessment of the fair value of identifiable intangible assets acquired in the PortAuthority and SurfControl acquisitions, management used valuation techniques and made various assumptions. Our analysis and financial projections were based on management's prospective operating plans and the historical performance of the acquired businesses. We engaged third party valuation firms to assist management in the following:

- developing an understanding of the economic and competitive environment for the industry in which we and the acquired companies participate;
- identifying the intangible assets acquired;
- reviewing the acquisition agreements and other relevant documents made available;
- interviewing our employees, including the employees of the acquired companies, regarding the history and nature of the acquisition, historical and expected financial performance, product lifecycles and roadmap, and other factors deemed relevant to the valuation;
- performing additional market research and analysis deemed relevant to the valuation analysis;
- estimating the fair values and recommending useful lives of the acquired intangible assets; and
- preparing a narrative report detailing methods and assumptions used in the valuation of the intangible assets.

All work performed by the outside valuation firms was discussed and reviewed in detail by management to determine the estimated fair values of the intangible assets. The judgments made in determining estimated fair values assigned to assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

We review goodwill that has an indefinite useful life for impairment at least annually in our fourth fiscal quarter, or more frequently if an event occurs indicating the potential for impairment. To date, our reporting unit has not been at risk of failing the impairment test. We amortize the cost of identified intangible assets using amortization methods that reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. We review intangible assets that have finite useful lives when an event occurs indicating the potential for impairment. We review for impairment by facts or circumstances, either external or internal, indicating that we may not recover the carrying value of the asset. We measure impairment losses related to long-lived assets based on the amount by which the carrying amounts of these assets exceed their fair values. We measure fair value generally based on the estimated future cash flows. Our analysis is based on available information and on assumptions and projections that we consider to be reasonable and supportable. If necessary, we perform subsequent calculations to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets.

Share-Based Compensation. We account for share-based compensation under the fair value method. Share-based compensation expense related to stock options and employee stock purchase plan share grants is recorded based on the fair value of the award on its grant date. We estimate the fair value using the Black-Scholes valuation model. Share-based compensation expense related to restricted stock unit awards is calculated based on the market price of our common stock on the date of grant.

At December 31, 2010, there was $37.5 million of total unrecognized compensation cost related to share-based compensation arrangements granted under all equity compensation plans (excluding tax effects). That total unrecognized compensation cost will be adjusted for estimated forfeitures as well as for future changes in estimated forfeitures. We expect to recognize that cost over a weighted average period of approximately 1.7 years.

We estimate the fair value of options granted using the Black-Scholes option valuation model and the assumptions described below. We estimate the expected term of options granted based on the history of grants and exercises in our option database. We estimate the volatility of our common stock at the date of grant based on both the historical volatility as well as the implied volatility of publicly traded options for our common stock. We base the risk-free interest rate that is used in the Black-Scholes option valuation model on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon issues with equivalent remaining terms. We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero in the Black-Scholes option valuation model. We amortize the fair value ratably over the vesting period of the awards, which is typically four years. We use historical data to estimate pre-vesting option forfeitures and record share-based expense only for those awards that are expected to vest. We may elect to use different assumptions under the Black-Scholes option valuation model in the future or select a different option valuation model altogether, which could materially affect our net income or loss and net income or loss per share in the future.

We determine the fair value of share-based payment awards on the date of grant using an option-pricing model that is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, our historical stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Income Taxes. We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves for tax contingencies are established when we believe that certain positions might be challenged despite our belief that our tax return positions are consistent with prevailing law and practice. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent we believe it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience and expectations of future taxable income by taxing jurisdiction, the carry-forward periods available to us for tax reporting purposes, and other relevant factors.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which require periodic adjustments and which may not accurately anticipate actual outcomes.

During the first quarter of 2010, we were informed by the IRS that they had completed their audit for the tax years ended December 31, 2005 through December 31, 2007. Accordingly, the IRS issued us a 30-day letter which outlined all of their proposed audit adjustments and required us to either accept the proposed adjustments, subject to future litigation, or file a formal administrative protest contesting those proposed adjustments within 30 days. The proposed adjustments relate primarily to the cost sharing arrangement between Websense, Inc. and our Irish subsidiary, including the amount of cost sharing buy-in, as well as to our claim of research and development tax credits and income tax deductions for equity compensation awarded to certain executive officers. The amount of additional tax proposed by the IRS totals approximately $19.0 million, of which $14.8 million relates to the amount of cost sharing buy-in, $2.5 million relates to research and development credits and $1.7 million relates to equity compensation awarded to certain executive officers. The total additional tax proposed excludes interest, penalties and state income taxes, each of which may be significant, and also excludes a potential reduction in tax on the Irish subsidiary. The proposed adjustments also do not include the future impact that changes in our cost sharing arrangement could have on our effective tax rate. We disagree with all of the proposed adjustments and have submitted a formal protest to the IRS for each matter. The IRS has acknowledged the receipt of our protest and has assigned our case to an IRS Appeals Officer. We are now awaiting an appointment with the assigned Appeals Officer. We intend to continue to defend our position on all of these matters, including through litigation if required. The timing of the ultimate resolution of these matters cannot be reasonably estimated at this time.

Allowance for Doubtful Accounts and Other Loss Contingencies. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to pay their invoices. We establish this allowance using estimates that we make based on factors such as the composition of the accounts receivable aging, historical bad debts, changes in payment patterns, changes to customer creditworthiness, current economic trends and other facts and circumstances of our existing customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Other loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires significant judgment by management based on the facts and circumstances of each matter.

Results of Operations

The following table summarizes our operating results as a percentage of revenues for each of the periods shown.

	Years Ended December 31,		
	2010	2009	2008
Revenues	100%	100%	100%
Cost of revenues	16	16	17
Gross profit	84	84	83
Operating expenses:			
Selling and marketing	48	53	61
Research and development	16	17	18
General and administrative	11	13	16
Total operating expenses	75	83	95
Income (loss) from operations	9	1	(12)
Interest expense	(1)	(2)	(4)
Other (expense) income, net	0	0	0
Income (loss) before income taxes	8	(1)	(16)
Provision (benefit) for income taxes	2	2	(7)
Net income (loss)	6%	(3%)	(9%)

Year ended December 31, 2010 compared with the year ended December 31, 2009

Revenues

Revenues increased to $332.8 million in 2010 from $313.7 million in 2009. The increase was primarily a result of incremental sales, which include new customers and upgrades to existing customers, including increased sales of Web Security and Web Security Gateway products pre-installed on appliances from 2009 to 2010. Revenue from products sold in the United States accounted for $165.3 million or 50% of 2010 revenue compared to $155.8 million or 50% in 2009. Revenue from products sold internationally accounted for $167.5 million or 50% of 2010 revenue compared to $157.9 million or 50% in 2009. We had current deferred revenue (which is revenue we expect to realize within the next twelve months) of $251.9 million as of December 31, 2010, compared to $239.0 million as of December 31, 2009, and we had total deferred revenue of $394.3 million as of December 31, 2010, compared to $380.1 million as of December 31, 2009. We expect our 2011 revenue to increase over 2010 revenue levels due to the level of current deferred revenue that will be recognized as revenue during 2011, subscriptions that are scheduled for renewal in 2011 that are expected to be renewed and expected new and incremental business during 2011, including sales to new customers, cross selling to existing customers and selling additional products on migrations from one product to another product, for which a ratable portion of revenue will be recognized during 2011, as well as the impact of new revenue recognition rules under which revenue for sales of appliances will generally be recognized when sold. Our revenue is impacted by the duration of contracts for renewal and new subscriptions, the timing of sales of renewal and new subscriptions, subscription renewal rates, the average annual contract value and per seat price, and the effect of currency exchange rates on new and renewal subscriptions and subscription renewal rates in international markets.

Cost of Revenues

Cost of revenues consists of the costs of Web content review, amortization of acquired technology, amortization of deferred costs associated with the sale of our appliance products, technical support and infrastructure costs associated with maintaining our databases and costs associated with providing our hosted security services. Cost of revenues increased to $53.1 million in 2010 from $50.8 million in 2009. The $2.3 million increase was primarily due to increased cost of sales related to our Websense appliances of $5.0 million, increased personnel costs of $0.5 million and increased allocated costs of $0.7 million offset by decreased amortization of acquired technology of $3.9 million. Amortization of acquired technology was $9.0 million in

2010 compared to $12.9 million in 2009. The decrease of $3.9 million in amortization of acquired technology was primarily due to certain acquired technology being fully amortized in 2009. As of December 31, 2010, the acquired technology is being amortized over a remaining weighted average period of 2.7 years. Based on the existing acquired technology intangible assets as of December 31, 2010 we expect to record approximately $2.9 million of amortization of acquired technology during 2011. Our full-time employee headcount in cost of revenue departments increased from an average of 258 employees during 2009 to an average of 266 employees during 2010, and is expected to remain relatively flat in 2011. We allocate the costs for human resources, employee benefits, payroll taxes, information technology, facilities and fixed asset depreciation to each of our functional areas based on headcount data. As a percentage of revenue, cost of revenues was 16% for both 2010 and 2009. We expect that cost of revenue will increase in absolute dollars in 2011 and as a percentage of revenue will increase slightly for 2011 compared to 2010. As described above in the Revenues section, our cost of revenues will be impacted in 2011 by the new revenue recognition rules for sales of appliances under which the related costs will generally be recognized when the appliances are sold.

Gross Profit

Gross profit increased to $279.7 million in 2010 from $262.9 million in 2009. The increase was primarily due to increased revenue as described in the preceding Revenues section. As a percentage of revenue, gross profit was 84% for both 2010 and 2009. We expect that gross profit as a percentage of revenue will remain in excess of 80% of revenue for 2011.

Operating Expenses

Selling and marketing. Selling and marketing expenses consist primarily of salaries, commissions, personnel benefits, costs related to public relations, advertising, promotions and travel, amortization of acquired customer relationships as well as allocated costs. Selling and marketing expenses do not include payments to channel partners for marketing services and rebates as those are recorded as an offset to revenue. Selling and marketing expenses decreased to $157.8 million in 2010 from $166.9 million in 2009. The decrease in selling and marketing expenses was primarily due to an $8.8 million reduction in amortization of acquired customer relationships from the acquisition of SurfControl in October 2007 and a $1.3 million decrease in allocated costs, offset by increased personnel costs of $1.0 million resulting from some executive level changes in the sales area during 2010. As of December 31, 2010, the acquired customer relationships intangible assets are being amortized over a remaining weighted average period of approximately 5.0 years. Based on our existing acquired intangible assets as of December 31, 2010, we expect amortization of selling and marketing related acquired intangibles of $12.6 million in 2011, which is a decrease of approximately $4.8 million compared to 2010. Our headcount in sales and marketing decreased slightly from an average of 594 during 2009 to an average of 589 during 2010. Headcount is expected to increase slightly in 2011. We expect overall selling and marketing expenses to increase in absolute dollars as we expand our selling and marketing activities but decrease as a percentage of revenue in 2011 primarily due to the expected increase in revenue. Fluctuations in foreign currencies may also impact our expenses in 2011, and the amount of sales commissions recognized during the year can vary based on the sales volume for our product subscriptions.

Research and development. Research and development expenses consist primarily of salaries and benefits for software developers and allocated costs. Research and development expenses increased to $54.3 million in 2010 from $52.6 million in 2009. The increase of $1.7 million in research and development expenses was primarily due to increased personnel costs of $2.4 million offset by a reduction in allocated costs of $0.9 million. Although our headcount increased in research and development from an average of 411 during 2009 to an average of 454 during 2010, the impact of the higher headcount was partially mitigated by the favorable movement in currency exchange rates in 2010 compared to 2009 and the majority of our increased number of employees were in relatively low cost foreign locations. We expect research and development expenses to increase in absolute dollars as we increase our research and development efforts, continue to expand our base of product offerings and incur the full year impact of hiring of personnel to support our existing and new products.

As a percentage of revenue, research and development expenses are expected to decline due to the expected increase in revenues. Fluctuations in foreign currencies may also impact our expenses in 2011. We are managing the increase in our absolute research and development expenses by operating research and development facilities in multiple international locations, including a facility in Beijing, China, that have lower costs than our operations in the United States.

General and administrative. General and administrative expenses consist primarily of salaries, benefits and related expenses for our executive, finance, and administrative personnel, third party professional services fees and allocated costs. General and administrative expenses decreased to $36.8 million in 2010 from $40.3 million in 2009. The $3.5 million decrease in general and administrative expenses was primarily due to a reduction in personnel costs and allocated costs. Our headcount decreased in general and administrative departments from an average of 127 during 2009 to an average of 114 during 2010. We expect general and administrative expenses to increase in absolute dollars as a result of expected higher personnel costs, but remain relatively flat as a percentage of revenue in 2011 due to the expected increase in revenue.

Interest Expense

Interest expense primarily represents the interest incurred on the outstanding loans under the 2007 Credit Agreement and 2010 Credit Agreement. Interest expense decreased to $3.7 million in 2010 compared to $7.1 million in 2009. The decrease was primarily due to a lower average outstanding loan balance under the respective 2007 Credit Agreement and 2010 Credit Agreement, of $73 million during 2010 compared to an average loan balance of $106 million during 2009 and lower interest rates due to the reduction in the notional amount of principal subject to an unfavorable fixed rate swap agreement that expired in September 2010. Also included in the interest expense is amortization of deferred financing fees of $1.0 million and $1.2 million for 2010 and 2009, respectively, that were capitalized as part of the respective 2007 Credit Agreement and 2010 Credit Agreement. During October 2010 we used the initial proceeds from our 2010 Credit Agreement to repay the term loan and retire the 2007 Credit Agreement. In connection with the pay-off of the term loan we wrote off approximately $0.4 million of unamortized deferred financing costs. We made principal payments on the debt outstanding under the respective 2007 Credit Agreement and 2010 Credit Agreement that reduced the outstanding balance from $87 million as of December 31, 2009 to $67 million as of December 31, 2010. As a result of more favorable terms in our 2010 Credit Agreement, our weighted average interest rate decreased from 3.9% at December 31, 2009 to 2.0% as of December 31, 2010. The amount of interest expense will fluctuate due to changes in the outstanding principal balance, changes in LIBOR and changes in our applicable spread to LIBOR based upon improvements in our consolidated leverage ratio in accordance with our 2010 Credit Agreement. We expect interest expense to decline in 2011 compared to 2010 due to the lower interest rate on the 2010 credit facility. Fluctuations in LIBOR could impact our marginal interest rate. See "Liquidity and Capital Resources" for a description of the 2010 Credit Agreement.

Other (Expense) Income, Net

Other (expense) income, net went from a net other income of $0.4 million in 2009 to a net other expense of $0.8 million in 2010. The change was due primarily to foreign exchange related net losses of $1.3 million in 2010 compared to net gains of $0.1 million in 2009 due to movements in the currency exchange rates during 2010 and 2009. We expect our net other (expense) income in 2011 will be consistent with or less than 2010 levels.

Provision for Income Taxes

In 2010, we recognized an income tax provision of $7.6 million compared to an income tax provision of $7.1 million for 2009. The annual effective income tax rate for 2010 was 29.0% compared to 193.8% for 2009. The 2010 effective tax rate variance from the statutory rate primarily relates to earnings recognized in lower tax jurisdictions, and the reduction of a valuation allowance related to net operating losses for one of our subsidiaries in the United Kingdom, partially offset by the write-down of a deferred tax asset relating to the net operating losses in the United Kingdom. The 2009 effective tax rate variance from the statutory rate was primarily related to an increase in reserves for uncertain tax positions and an increase in valuation allowance related to net operating losses for one of our subsidiaries in the United Kingdom, partially offset by income generated in low tax jurisdictions.

Our effective tax rate may change in future periods due to the composition of taxable income between domestic and international operations, any future acquisitions and any future changes or interpretations in tax rules and legislation, or corresponding accounting rules. During 2010, we completed a global restructuring of our internal distribution operations. The restructuring became effective in 2011, and we anticipate that it will reduce the complexity and compliance risks associated with our global distribution activities. It may also result in a reduction in our effective tax rate depending on our results of operations, including our international revenue relative to our US revenue.

Year ended December 31, 2009 compared with the year ended December 31, 2008

Revenues

Revenues increased to $313.7 million in 2009 from $288.3 million in 2008. The increase was a result primarily of increased revenue from new, renewed and upgraded product subscriptions including SaaS security products, DLP products and OEM contract revenue from 2008 to 2009 as well as the revenue from our Websense Web Security Gateway and V10000 appliance sales that commenced in 2009. Revenue from products sold in the United States accounted for $155.8 million or 50% of 2009 revenue compared to $155.7 million or 54% in 2008. Revenue from products sold internationally accounted for $157.9 million or 50% of 2009 revenue compared to $132.6 million or 46% in 2008.

Cost of Revenues

Cost of revenue increased to $50.8 million in 2009 from $48.2 million in 2008. The $2.6 million increase primarily consisted of $0.5 million of increased amortization of acquired technology primarily due to the acquisitions of technology in the latter part of 2008, $1.1 million related to increased personnel costs and $1.7 million related to sales of our appliance products, offset by a reduction in our allocated costs of $1.0 million. Our headcount in cost of revenue departments increased from an average of 225 during 2008 to an average of 258 during 2009. As of December 31, 2009, the acquired technology was being amortized over a remaining weighted average period of 2.5 years. As a percentage of revenue, cost of revenue decreased to 16% during 2009 from 17% in 2008 primarily due to reduced allocated costs as a result of the completion of SurfControl related integration activities during 2008.

Gross Profit

Gross profit increased to $262.9 million in 2009 from $240.1 million in 2008. The increase was primarily due to increased revenue. As a percentage of revenue, gross profit increased to 84% in 2009 from 83% in 2008 primarily due to the decrease in cost of revenues as a percentage of revenue described in the preceding Cost of Revenues section.

Operating Expenses

Selling and marketing. Selling and marketing expenses decreased to $166.9 million in 2009 from $175.4 million in 2008. The decrease in selling and marketing expenses was primarily due to an $11.1 million reduction in amortization of acquired customer relationships from the acquisition of SurfControl in October 2007 and a $1.4 million decrease in allocated costs, offset by increased personnel costs of $6.1 million as our headcount in sales and marketing increased from an average of 533 during 2008 to an average of 594 during 2009. As of December 31, 2009, the acquired customer relationships intangible assets were being amortized over a remaining weighted average period of approximately 5.4 years. Operating expenses in 2009 were reduced compared to 2008 as a result of strengthening U.S. currency exchange rates relative to the foreign currencies in which certain of our international expenses were incurred.

Research and development. Research and development expenses decreased to $52.6 million in 2009 from $53.3 million in 2008. The decrease of $0.7 million in research and development expenses was primarily due to a reduction in allocated costs of $0.8 million, offset by increased personnel costs of $0.1 million. Although our headcount increased in research and development from an average of 353 during 2008 to an average of 411 during 2009, the majority of whom were employed in foreign jurisdictions, the impact was significantly offset by the favorable movement in currency exchange rates in 2009 compared to 2008 and our increased hiring of employees in relatively low cost foreign locations.

General and administrative. General and administrative expenses decreased to $40.3 million in 2009 from $45.3 million in 2008. The $5.0 million decrease in general and administrative expenses was primarily due to a reduction in allocated costs of $1.5 million and a reduction in professional service fees of $2.8 million primarily related to the completion of SurfControl related integration activities during 2008. Although our headcount increased in general and administrative departments from an average of 112 during 2008 to an average of 127 during 2009, the impact was offset by the favorable movement in currency exchange rates and the mix of headcount in 2009 compared to 2008.

Interest Expense

Interest expense decreased to $7.1 million in 2009 compared to $13.1 million in 2008. The decrease was primarily due to a lower average outstanding loan balance on our senior secured term loan under the 2007 Credit Agreement of $106 million during 2009 compared to an average loan balance of $154 million during 2008 and lower interest rates. Also included in the interest expense is amortization of deferred financing fees of $1.2 million and $2.4 million for 2009 and 2008, respectively that were capitalized as part of the senior secured credit facility under the 2007 Credit Agreement. We made principal payments on the senior secured credit facility that reduced the outstanding balance from $125 million as of December 31, 2008 to $87 million as of December 31, 2009. As a result of reductions in the LIBOR interest rate and improvements in our leverage ratio, our weighted average interest rate decreased from 5.7% at December 31, 2008 to 3.9% as of December 31, 2009.

Other Income, Net

Net other income decreased to $0.4 million in 2009 from $0.7 million in 2008. The decrease was due primarily to lower interest rates on our balances of cash and cash equivalents and marketable securities during 2009 as compared to 2008. During 2009, we also used $38 million to make principal payments on our senior secured credit facility and approximately $34 million for stock repurchases, which reduced our cash balances.

Provision for Income Taxes

In 2009, we recognized an income tax provision of $7.1 million compared to an income tax benefit of $19.5 million for 2008. The annual effective income tax rate for 2009 was 193.8% compared to (42.1)% for 2008. The 2009 effective tax rate variance from the statutory rate was primarily related to an increase in reserves for uncertain tax positions and an increase in valuation allowance related to net operating losses for one of our subsidiaries in the United Kingdom, partially offset by income generated in low tax jurisdictions. The 2008 effective tax rate variance from the statutory rate was primarily related to losses generated in a low tax jurisdiction (Ireland) and the establishment of a valuation allowance related to net operating losses for one of our subsidiaries in the United Kingdom offset by release of a valuation allowance related to net operating losses in the United States.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance on revenue recognition that became effective for Websense beginning January 1, 2011. Under the new guidance on arrangements that include software elements, tangible products (e.g., appliances) that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. Prior to the adoption of these standards, we have been amortizing appliance revenue and costs over the software subscription period. Upon adoption of these standards, we will recognize revenue for sales of appliances and the related costs when sold and all other revenue recognition criteria are met. The adoption of these standards will not change the recognition of deferred revenue and deferred costs on our balance sheet as of December 31, 2010.

Liquidity and Capital Resources

As of December 31, 2010, we had cash and cash equivalents of approximately $77.4 million and retained earnings of $41.3 million. As of December 31, 2009, we had cash and cash equivalents of $82.9 million and retained earnings of $22.6 million (as restated). During 2010, we used our cash to pay down a net $20 million of principal on our secured loan and an additional approximately $85 million to repurchase our common stock.

Net cash provided by operating activities was $90.1 million in 2010 compared with $92.9 million in 2009. The $2.8 million decrease in cash provided by operating activities in 2010 was primarily a result of decreased cash collections from our customers due to lower billings in 2010 compared to 2009. Our operating cash flow is significantly influenced by sales of new and renewal subscriptions, accounts receivable collections and cash operating expenses. A decrease in sales of subscriptions or accounts receivable collections will negatively impact our operating cash flow. We expect to continue to generate significant cash flow from operations in 2011.

Net cash used in investing activities was $9.5 million in 2010 compared with $10.1 million in 2009. The $0.6 million decrease in net cash used in investing activities was primarily a result of a $2.9 million reduction in the purchase of property and equipment primarily due to the completion of the build out of our facilities in Ireland and China during 2009, offset by a $2.5 million change in restricted cash.

Net cash used in financing activities was $85.6 million in 2010 compared with $64.4 million in 2009. The $21.2 million increase in net cash used in financing activities was primarily due to an increase in stock repurchases of $50.7 million and tax payments related to restricted stock unit issuances of $2.6 million, offset by a decrease in net principal payments on the secured loan of $18.0 million in 2010 compared to 2009 and increased proceeds from exercises of stock options and issuance of common stock under the employee stock purchase plan of $14.1 million.

During the first quarter of 2010, the IRS issued us a 30-day letter which outlined proposed audit adjustments that would result in an additional amount of tax totaling approximately $19.0 million. The proposed adjustments relate primarily to the cost sharing arrangement between us and our Irish subsidiary, including the amount of cost sharing buy-in, as well as to our claim of research and development tax credits and income tax deductions for equity compensation awarded to certain executive officers. The total additional tax proposed excludes interest, penalties and state income taxes, each of which may be significant, and also excludes a potential reduction in tax on the Irish subsidiary. The proposed adjustments also do not include the future impact that changes in our cost sharing arrangement could have on our effective tax rate. We disagree with all of the proposed adjustments and have submitted a formal protest to the IRS for each matter; however, if these matters are not resolved in our favor, the additional tax payments would decrease the amount of cash available to us.

Capital Resources. In October 2010, we entered into our 2010 Credit Agreement and used the entire initial proceeds of $67 million to repay the term loan and retire the 2007 Credit Agreement. The 2010 Credit Agreement provides for a secured revolving credit facility that matures on October 29, 2015 with an initial maximum aggregate commitment of $120 million, including a $15 million sublimit for issuances of letters of credit and $5 million sublimit for swing line loans. We may increase the maximum aggregate commitment under the 2010 Credit Agreement up to $200 million if certain conditions are satisfied, including that we are not in default under the 2010 Credit Agreement at the time of the increase and that we obtain the commitment of the lenders participating in the increase. Loans under the 2010 Credit Agreement are designated at our election as either base rate or Eurodollar rate loans. Base rate loans bear interest at a rate equal to the highest of (i) the federal funds rate plus 0.5%, (ii) the Eurodollar rate plus 1.00% and (iii) Bank of America's prime rate, in each case plus a margin set forth below. Eurodollar rate loans bear interest at a rate equal to (i) the Eurodollar rate plus (ii) a margin set forth below.

The applicable margins until the date that we filed this Annual Report on Form 10-K were 0.75% for base rate loans and 1.75% for Eurodollar rate loans. Thereafter the applicable margins are determined by reference to our leverage ratio, as set forth in the table below:

Consolidated Leverage Ratio	Eurodollar Rate Loans	Base Rate Loans
<1.25:1.0	1.75%	0.75%
≥1.25:1.0	2.00%	1.00%

For each commercial Letter of Credit, we must pay a fee equal to 0.125% per annum times the daily amount available to be drawn under such Letter of Credit and, for each standby Letter of Credit, we must pay a fee equal to the applicable margin for Eurodollar rate loans times the daily amount available to be drawn under such Letter of Credit. A quarterly commitment fee is payable to the lenders in an amount equal to the unused portion of the credit facility multiplied by 0.25%.

Indebtedness under the 2010 Credit Agreement is secured by substantially all of our assets, including pledges of stock of certain of our subsidiaries (subject to limitations in the case of foreign subsidiaries) and by secured guarantees by our domestic subsidiaries. The 2010 Credit Agreement contains affirmative and negative covenants, including an obligation to maintain a certain consolidated leverage ratio and consolidated interest coverage ratio and restrictions on our ability to borrow money, to incur liens, to enter into mergers and acquisitions, to make dispositions, to pay cash dividends or repurchase capital stock, and to make investments, subject to certain exceptions. For example, the 2010 Credit Agreement permits us to repurchase our securities so long as we are not in default under the 2010 Credit Agreement, have complied with all of our financial covenants, and have liquidity of at least $20 million; provided, however, if, after giving effect to any repurchase, our leverage ratio is greater than 1.75:1, such repurchase cannot exceed $10 million in the aggregate in any fiscal year. The 2010 Credit Agreement does not require us to use excess cash to pay down debt.

The 2010 Credit Agreement provides for acceleration of our obligations thereunder upon certain events of default. The events of default include, without limitation, failure to pay loan amounts when due, any material inaccuracy in our representations and warranties, failure to observe covenants, defaults on any other indebtedness, entering bankruptcy, existence of a judgment or decree against us or our subsidiaries involving an aggregate liability of $10 million or more, the security interest or guarantee ceasing to be in full force and effect, any person becoming the beneficial owner of more than 35% of our outstanding common stock, or our board of directors ceasing to consist of a majority of continuing directors.

Obligations and commitments. The following table summarizes our contractual payment obligations and commitments as of December 31, 2010 (in thousands):

	Payment Obligations by Year						
	2011	2012	2013	2014	2015	Thereafter	Total
2010 Credit Agreement:							
Scheduled principal payments	$ —	$ —	$ —	$ —	$67,000	$—	$67,000
Estimated interest and fees	1,542	2,318	2,305	2,305	1,907	—	10,377
Operating leases	6,129	5,268	5,530	1,470	819	—	19,216
Other commitments	1,014	897	50	5	—	—	1,966
Total	$8,685	$8,483	$7,885	$3,780	$69,726	$—	$98,559

Obligations under our 2010 Credit Agreement represent the future minimum principal debt payments due under the secured revolving credit facility. Estimated interest and fees expected to be incurred on the secured revolving credit facility are based on known rates and scheduled principal payments, as well as the interest rate swap agreement, as of December 31, 2010 (see Note 7 to the consolidated financial statements).

We lease our facilities under operating lease agreements that expire at various dates through 2015. Over 40% of our operating lease commitments are related to our corporate headquarters lease in San Diego, which extends through December 2013. Our corporate headquarters lease includes escalating rent payments from 2010 to 2013. The rent expense related to our worldwide office space leases are generally recorded monthly on a straight-line basis in accordance with GAAP.

Other commitments represent minimum contractual commitments for inbound software licenses, equipment maintenance and automobile leases.

In addition, due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2010, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $13.9 million of unrecognized tax benefits (as more fully described in Note 11 to the consolidated financial statements) have been excluded from the contractual payment obligations table above.

Off-Balance Sheet Arrangements. As of December 31, 2010 and 2009, we did not have any relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Share Repurchase Program. In 2003, we announced that our Board of Directors authorized a stock repurchase program of up to 4 million shares of our common stock. In 2005, we announced that our Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 8 million shares. In 2006, we announced that our Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 12 million shares. In January 2010, our Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 16 million shares. In October 2010, our Board of Directors increased the number of shares authorized for repurchase under the program by 8 million shares, for a total program size of up to 24 million shares. Repurchases may be made from time to time on the open market at prevailing market prices. In January 2008, we adopted a 10b5-1 plan that provides for quarterly purchases of our common stock in open market transactions. In November 2010, our Board of Directors increased the value of shares to be repurchased under our existing 10b5-1 plan to $25 million per quarter, or $100 million in aggregate for 2011. Depending on market conditions and other factors, purchases by our agent under this program may be commenced or suspended at any time, or from time to time, without prior notice to us. During 2010, we repurchased 4,090,495 shares of our common stock for an aggregate of approximately $85 million at an average price of $20.77 per share through both our 10b5-1 repurchase plan and through open market purchases. As of December 31, 2010, we had cumulatively repurchased 15,624,519 shares of our common stock under this program for an aggregate of $309.8 million at an average price of $19.83 per share. Our 2010 Credit Agreement permits us to repurchase our securities so long as we are not in default under the 2010 Credit Agreement, have complied with all of our financial covenants, and have liquidity of at least $20 million; provided, however, if, after giving effect to any repurchase, our leverage ratio is greater than 1.75:1, such repurchase cannot exceed $10 million in the aggregate in any fiscal year. We intend to continue repurchasing shares during 2011.

Prospective Capital Needs. Despite recent uncertainties in the financial markets, to date we have not experienced difficulty accessing the credit markets or incurred higher interest costs. Future volatility in the capital markets, however, may increase costs associated with debt instruments or affect our ability to access those markets. We believe that our cash and cash equivalents balances, accounts receivable and cash generated by operations, together with access to external sources of funds as described above, will be sufficient to meet our operating and capital needs for at least the next 12 months. Our cash requirements may increase for reasons we do not currently foresee or we may make acquisitions as part of our growth strategy that increase our cash requirements. We may elect to raise funds for these purposes or to reduce our cost of capital through capital markets transactions or debt or private equity transactions as appropriate. We intend to continue to invest our cash in excess of current operating and capital requirements in interest-bearing, investment-grade money market funds.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our market risk exposures are related to our cash and cash equivalents and secured revolving credit facility. We invest our excess cash in highly liquid short-term investments such as money market funds. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our investments and the interest expense incurred on our secured loan and therefore impact our cash flows and results of operations.

We are exposed to changes in interest rates primarily from our money market funds and from our borrowings under our variable rate credit facility. In connection with our 2010 Credit Agreement we entered into an interest rate swap agreement to pay a fixed rate of interest (1.778% per annum) and receive a floating rate interest payment (based on three month LIBOR) on a principal amount of $50 million. The $50 million swap agreement becomes effective on December 30, 2011 and expires on October 29, 2015.

A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would materially affect our interest expense. However, the impact of this type of adverse movement would be partially mitigated by our interest rate swap agreement that becomes effective on December 30, 2011. Based on our revolving credit balance at December 31, 2010, our interest expense would increase on a pre-tax basis by approximately $622,000 during 2011 if there were a 100 basis point adverse move in the interest rate yield curve.

A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive investments at December 31, 2010. Changes in interest rates over time will, however, affect our interest income.

Foreign Currency Exchange Rate Risk

We sell our products through a distribution network in over 130 countries, and we bill certain international customers in Euros, British Pounds, Australian Dollars and Chinese Renminbi. Additionally, a significant portion of our foreign subsidiaries' operating expenses are incurred in foreign currencies. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we sell our products.

To mitigate the effect of changes in currency exchange rates, we utilize foreign currency forward contracts and zero-cost collar contracts to hedge foreign currency market exposures of underlying assets, liabilities and expenses. We also keep working funds necessary to facilitate the short-term operations of our subsidiaries in the local currencies in which they do business. As exchange rate fluctuations can significantly vary our sales and expense results when converted to U.S. dollars, our objective is to reduce the risk to earnings and cash flows associated with changes in currency exchange rates. We do not use foreign currency contracts for speculative or trading purposes.

Notional and fair values of our hedging positions at December 31, 2010 and 2009 are presented in the table below (in thousands):

	December 31, 2010			December 31, 2009		
	Notional Value Local Currency	Notional Value USD	Fair Value USD	Notional Value Local Currency	Notional Value USD	Fair Value USD
Fair Value Hedges						
Euro	8,550	$11,405	$11,449	8,000	$11,647	$11,465
British Pound	1,250	1,938	1,958	500	807	808
Australian Dollar	—	—	—	600	518	539
Total		$13,343	$13,407		$12,972	$12,812

The approximate $0.2 million notional decrease in our Euro hedged position at December 31, 2010 compared to December 31, 2009 is primarily a result of the timing differences between when assets were acquired and/or liabilities incurred. All of the Euro hedging contracts in place on December 31, 2010 will be settled before April 2011. For 2010 and 2009, less than 20% of our total billings were denominated in the Euro. We do not expect Euro billings to represent more than 20% of our total billings during 2011.

The approximate $1.1 million notional increase in our British Pound hedged position at December 31, 2010 compared to December 31, 2009 is primarily the result of the timing differences between when assets were acquired and/or liabilities incurred. All of the British Pound hedging contracts in place as of December 31, 2010 will be settled before March 2011. For 2010 and 2009, less than 15% of our total billings were denominated in the British Pound. We do not expect British Pound billings to represent more than 15% of our total billings during 2011.

The approximate $0.5 million notional decrease in our Australian Dollar hedged position at December 31, 2010 compared to December 31, 2009 is primarily the result of the timing differences between when assets were acquired and/or liabilities incurred. There were no outstanding Australian Dollar hedging contracts as of December 31, 2010. For 2010 and 2009, less than 5% of our total billings were denominated in the Australian Dollar. We expect Australian Dollar billings to represent less than 5% of our total billings during 2011.

A significant portion of our foreign subsidiaries' operating expenses are incurred in foreign currencies so if the U.S. dollar weakens, our consolidated operating expenses would increase. Should the U.S. dollar strengthen, our products may become more expensive for our international customers with subscription contracts denominated in U.S. dollars, especially if the trend continues of international sales growing as a percentage of our total sales. Changes in currency rates also impact our future revenue under subscription contracts that are not denominated in U.S. dollars. Our revenue and deferred revenue for these foreign currencies are recorded in U.S. dollars when the subscription is entered into based upon currency exchange rates in effect on the last day of the previous month before the subscription agreement is entered into. We engage in currency hedging activities with the intent of limiting the risk of exchange rate fluctuations, but our foreign exchange hedging activities also involve inherent risks that could result in an unforeseen loss.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Websense, Inc.

We have audited the accompanying consolidated balance sheets of Websense, Inc. as of December 31, 2010 and 2009 (as restated) and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Websense, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated balance sheet at December 31, 2009 and the consolidated statement of stockholders' equity at January 1, 2008 have been restated for the correction of an error in the computation of its deferred tax asset related to deferred revenue for periods prior to December 31, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Websense, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Diego, California
February 10, 2011

Websense, Inc.

Consolidated Balance Sheets

(In thousands, except par value amounts)

	December 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 77,390	$ 82,862
Cash and cash equivalents—restricted	256	267
Accounts receivable, net of allowance for doubtful accounts of $1,156 and $1,802 at December 31, 2010 and 2009	82,182	82,529
Income tax receivable / prepaid income tax	2,760	7,589
Current portion of deferred income taxes	36,191	35,269
Other current assets	14,708	11,461
Total current assets	213,487	219,977
Cash and cash equivalents—restricted, less current portion	434	167
Property and equipment, net	16,944	16,494
Intangible assets, net	41,078	67,563
Goodwill	372,445	372,445
Deferred income taxes, less current portion	6,352	11,106
Deposits and other assets	11,203	8,094
Total assets	$ 661,943	$ 695,846
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 6,858	$ 5,135
Accrued compensation and related benefits	22,168	21,953
Other accrued expenses	18,704	19,965
Current portion of income taxes payable	549	1,938
Current portion of secured loan	0	12,429
Current portion of deferred tax liability	367	4,572
Current portion of deferred revenue	251,890	239,010
Total current liabilities	300,536	305,002
Other long term liabilities	2,388	1,298
Income taxes payable, less current portion	16,065	15,988
Secured loan, less current portion	67,000	74,571
Deferred tax liability, less current portion	1,877	970
Deferred revenue, less current portion	142,414	141,102
Total liabilities	530,280	538,931
Stockholders' equity		
Common stock—$0.01 par value; 100,000 shares authorized; 41,001 and 43,410 shares issued and outstanding at December 31, 2010 and 2009	548	529
Additional paid-in capital	373,229	330,451
Treasury stock, at cost	(282,570)	(194,672)
Retained earnings	41,253	22,601
Accumulated other comprehensive loss	(797)	(1,994)
Total stockholders' equity	131,663	156,915
Total liabilities and stockholders' equity	$ 661,943	$ 695,846

See accompanying notes

Websense, Inc.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Years Ended December 31,		
	2010	**2009**	**2008**
Revenues	$332,762	$313,713	$288,274
Cost of revenues	53,090	50,806	48,160
Gross profit	279,672	262,907	240,114
Operating expenses:			
Selling and marketing	157,758	166,910	175,365
Research and development	54,325	52,643	53,274
General and administrative	36,779	40,295	45,343
Total operating expenses	248,862	259,848	273,982
Income (loss) from operations	30,810	3,059	(33,868)
Interest expense	(3,715)	(7,084)	(13,134)
Other (expense) income, net	(834)	384	739
Income (loss) before income taxes	26,261	(3,641)	(46,263)
Provision (benefit) for income taxes	7,609	7,056	(19,484)
Net income (loss)	$ 18,652	$ (10,697)	$ (26,779)
Net income (loss) per share:			
Basic net income (loss) per share	$ 0.44	$ (0.24)	$ (0.59)
Diluted net income (loss) per share	$ 0.43	$ (0.24)	$ (0.59)
Weighted average shares—basic	42,313	44,262	45,190
Weighted average shares—diluted	43,342	44,262	45,190

See accompanying notes

Websense, Inc.

Consolidated Statements of Stockholders' Equity

(In thousands)

	Common stock		Additional paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive loss	Total stockholders' equity
	Shares	Amount					
Balance at December 31, 2007 (as previously reported)	45,394	$515	$267,142	$(139,792)	$ 65,892	$(1,320)	$192,437
Adjustment to stockholders' equity to reflect correction of prior period error (See Note 2)	0	0	0	0	(5,815)	0	(5,815)
Balance at January 1, 2008 (as restated)	45,394	515	267,142	(139,792)	60,077	(1,320)	186,622
Issuance of common stock upon exercise of options	356	4	4,307	0	0	0	4,311
Issuance of common stock for ESPP purchase	347	3	5,318	0	0	0	5,321
Issuance of common stock from restricted stock units, net	30	0	0	(52)	0	0	(52)
Share-based compensation expense	0	0	24,089	0	0	0	24,089
Tax shortfall from share-based compensation	0	0	(806)	0	0	0	(806)
Purchase of treasury stock	(1,079)	0	0	(19,998)	0	0	(19,998)
Components of comprehensive loss:							
Net loss	0	0	0	0	(26,779)	0	(26,779)
Net change in unrealized loss on derivative contracts, net of tax	0	0	0	0	0	(560)	(560)
Translation adjustments	0	0	0	0	0	(1,303)	(1,303)
Comprehensive loss							(28,642)
Balance at December 31, 2008	45,048	522	300,050	(159,842)	33,298	(3,183)	170,845
Issuance of common stock upon exercise of options	205	3	2,430	0	0	0	2,433
Issuance of common stock for ESPP purchase	378	4	5,428	0	0	0	5,432
Issuance of common stock from restricted stock units, net	64	0	0	(330)	0	0	(330)
Share-based compensation expense	0	0	24,765	0	0	0	24,765
Tax shortfall from share-based compensation	0	0	(2,222)	0	0	0	(2,222)
Purchase of treasury stock	(2,285)	0	0	(34,500)	0	0	(34,500)
Components of comprehensive loss:							
Net loss	0	0	0	0	(10,697)	0	(10,697)
Net change in unrealized loss on derivative contracts, net of tax	0	0	0	0	0	1,189	1,189
Comprehensive loss							(9,508)
Balance at December 31, 2009	43,410	529	330,451	(194,672)	22,601	(1,994)	156,915
Issuance of common stock upon exercise of options	973	10	15,982	0	0	0	15,992
Issuance of common stock for ESPP purchase	440	5	5,986	0	0	0	5,991
Issuance of common stock from restricted stock units, net	268	4	0	(2,900)	0	0	(2,896)
Share-based compensation expense	0	0	22,565	0	0	0	22,565
Tax shortfall from share-based compensation	0	0	(1,755)	0	0	0	(1,755)
Purchase of treasury stock	(4,090)	0	0	(84,998)	0	0	(84,998)
Components of comprehensive income:							
Net income	0	0	0	0	18,652	0	18,652
Net change in unrealized gain on derivative contracts, net of tax	0	0	0	0	0	1,197	1,197
Comprehensive income							19,849
Balance at December 31, 2010	41,001	$548	$373,229	$(282,570)	$ 41,253	$ (797)	$131,663

See accompanying notes

Websense, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,		
	2010	2009	2008
Operating activities:			
Net income (loss)	$ 18,652	$(10,697)	$(26,779)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	37,873	51,374	63,133
Share-based compensation	22,565	24,765	24,089
Deferred income taxes	(264)	(586)	(28,230)
Unrealized loss (gain) on foreign exchange	490	512	(632)
Excess tax benefit from share-based compensation	(1,552)	(208)	(711)
Changes in operating assets and liabilities:			
Accounts receivable	1,712	(535)	(3,765)
Other assets	(5,121)	(10,256)	(1,074)
Accounts payable	2,346	2,659	(1,111)
Accrued compensation and related benefits	(274)	3,431	(5,666)
Other liabilities	(2,246)	(7,785)	(2,378)
Deferred revenue	14,191	38,329	54,465
Income taxes payable and receivable/prepaid	1,747	1,852	(6,651)
Net cash provided by operating activities	90,119	92,855	64,690
Investing activities:			
Change in restricted cash and cash equivalents	(199)	2,347	(1,240)
Purchase of property and equipment	(9,259)	(12,167)	(8,256)
Purchase of intangible assets	0	(320)	(2,061)
Cash refunded from PortAuthority acquisition	0	0	147
Cash received from sale of CyberPatrol assets	0	0	1,400
Purchases of marketable securities	0	0	(20,160)
Maturities of marketable securities	0	0	39,963
Net cash (used in) provided by investing activities	(9,458)	(10,140)	9,793
Financing activities:			
Proceeds from secured loan	5,000	0	0
Principal payments on secured loan	(25,000)	(38,000)	(65,000)
Principal payments on capital lease obligation	(532)	0	0
Cash paid for deferred financings fees under secured loan	(864)	0	0
Proceeds from exercise of stock options	15,992	2,433	4,311
Proceeds from issuance of common stock for employee stock purchase plan	5,991	5,432	5,321
Excess tax benefit from share-based compensation	1,552	208	711
Tax payments related to restricted stock unit issuances	(2,896)	(329)	(51)
Purchase of treasury stock	(84,854)	(34,158)	(19,998)
Net cash used in financing activities	(85,611)	(64,414)	(74,706)
Effect of exchange rate changes on cash and cash equivalents	(522)	465	(1,771)
(Decrease) increase in cash and cash equivalents	(5,472)	18,766	(1,994)
Cash and cash equivalents at beginning of year	82,862	64,096	66,090
Cash and cash equivalents at end of year	$ 77,390	$ 82,862	$ 64,096
Supplemental disclosures of cash flow information:			
Income taxes paid, net of refunds	$ 6,792	$ 9,899	$ 13,066
Interest paid	$ 3,571	$ 5,867	$ 10,778
Increase in other accrued expenses for purchase of treasury stock	$ 144	$ 342	$ 0
Capital lease obligation incurred for a software license arrangement	$ 1,688	$ 0	$ 0

See accompanying notes

Websense, Inc.

Notes to Consolidated Financial Statements

Restatement of Historical Financial Statements

The accompanying consolidated balance sheet as of December 31, 2009 and the consolidated statement of stockholders' equity at January 1, 2008, have been restated in this report to reflect the write-off of a deferred tax asset in 2007 in connection with the correction of an error as more fully discussed in Note 2. While net cash provided by operating activities remained unchanged in the accompanying consolidated statements of cash flows, certain components within the operating activities were adjusted to reflect the correction of the error.

1. Summary of Significant Accounting Policies

Description of Business

Websense, Inc. ("Websense" or the "Company") commenced operations in 1994. Websense is a global provider of unified Web, data and email content security solutions that are designed to protect data and users from modern cyber-threats, information leaks, legal liability and productivity loss. The Company provides its products to its customers as software installed on standard server hardware, as software pre-installed on optimized appliances, as a cloud-based service (software as-a-service or "SaaS") offering, or in a hybrid appliance/SaaS configuration. The Company's products and services are sold worldwide to public sector entities, enterprise customers, small and medium sized businesses, and Internet service providers through a network of value-added resellers and original equipment manufacturer ("OEM") arrangements.

Reclassifications

Certain prior year amounts primarily relating to the classification of long-term obligations in the consolidated balance sheet and classification of certain income taxes related items in the consolidated statements of cash flows have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries in Australia, Austria, Brazil, Canada, China, France, Germany, India, Ireland, Israel, Italy, Japan, Mauritius, the Netherlands, the United Kingdom and the United States. Significant intercompany accounts and transactions have been eliminated in consolidation.

The functional currency of the Company's foreign subsidiaries is the U.S. dollar as the subsidiaries are generally considered direct and integral components or extensions of the Company's operations. The Company recorded foreign currency transaction gains (losses) of ($1.3 million), $0.1 million and ($0.9 million) for the years ended December 31, 2010, 2009 and 2008, respectively, which are included in "Other income, net" on its consolidated statements of operations.

Revenue Recognition

The Company sells its products, including its appliance products, primarily on a subscription basis. A subscription is generally 12, 24 or 36 months in duration and for a fixed number of seats or devices. Under software revenue recognition accounting guidance, vendor specific objective evidence ("VSOE") of selling price is required in order to separate multiple elements in an arrangement including software. As Websense does not have adequate support for VSOE, all elements in a multiple-element arrangement containing software are treated as a single unit of accounting. The Company recognizes revenue for the entire arrangement as a single unit of accounting on a daily straight-line basis, commencing on the date the term of the subscription begins, and continuing over the term of the subscription agreement, provided the fee is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred and collectability is reasonably assured. Upon entering into a subscription arrangement for a fixed or determinable fee, the Company electronically delivers access codes to users, and in the case of our appliance product the Company ships the product with its software pre-installed on the product, and then promptly invoices customers for the full amount of their subscriptions. Payment is due for the full term of the subscription, generally within 30 to 60 days of invoicing.

For the Company's original equipment manufacturer ("OEM") contracts, the Company grants its OEM customers the right to incorporate the Company's products into the OEMs' products for resale to end users. The OEM customer pays the Company a royalty fee for each resale of a subscription to the Company's product to an end user over a specified period of time. The Company recognizes revenue associated with the OEM contracts ratably over the contractual period for which the Company is obligated to provide its services to the OEM. These services consist of software updates, technical support and database updates to the Company's Web filtering products.

The Company records amounts billed to customers in excess of recognizable revenue as deferred revenue in the accompanying consolidated balance sheets. The Company amortizes deferred revenues over the term of the subscription agreement commencing with the day the agreement is signed and all other revenue recognition requirements have been met.

The Company records distributor marketing payments and channel rebates as an offset to revenue, unless the Company receives an identifiable benefit in exchange for the consideration and the Company can estimate the fair value of the benefit received. The Company recognizes distributor marketing payments as an offset to revenue in the period the marketing service is provided. The Company recognizes channel rebates as an offset to revenue on a straight-line basis over the term of the corresponding subscription agreement. During 2010, 2009 and 2008, the Company recorded distributor marketing payments of $3.1 million, $2.7 million and $2.4 million, respectively, and recorded channel rebates of $3.5 million, $3.2 million and $2.7 million, respectively.

Cash and Cash Equivalents (including restricted cash and cash equivalents)

The Company considers all highly liquid investments with a maturity of ninety days or less when purchased to be cash equivalents. The Company generally invests its excess cash in money market funds with strong credit ratings. Such investments are made in accordance with the Company's investment policy, which establishes guidelines relative to diversification and maturities designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified if necessary to take advantage of trends in yields and interest rates. The Company has not experienced any losses on its cash and cash equivalents. As of December 31, 2010, the Company's restricted cash relates to certain lease guarantees in international locations.

Interest on Cash and Cash Equivalents

The Company's interest on cash and cash equivalents, included as a component of other (expense) income, net, was $0.2 million for both years ended December 31, 2010 and 2009, and $1.6 million for the year ended December 31, 2008.

Acquisitions, Goodwill and Other Intangible Assets

The Company accounts for acquired businesses using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of net assets acquired is recorded as goodwill. The Company reviews goodwill for impairment at least annually in the Company's fourth fiscal quarter, or more frequently if an event occurs indicating the potential for impairment. Intangible assets with finite lives are carried at cost less accumulated amortization. The Company amortizes the cost of identified intangible assets using amortization methods that reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the value of future undiscounted cash flows is less than the carrying amount of an asset, the Company records an impairment loss based on the excess of the carrying amount over the fair value of the asset. No impairment losses were recorded in 2010, 2009 or 2008.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents (including restricted cash and cash equivalents), accounts receivable, accounts payable, accrued liabilities and income tax receivable and payables approximate their fair values.

Deferred Financing Costs

The Company capitalizes deferred financing costs incurred in connection with its credit agreements and amortizes those costs over the respective term of the credit agreements.

Derivatives

The Company uses derivatives to manage foreign currency risk and interest rate risk and not for speculative or trading purposes. The Company's objective is to reduce the risk to earnings and cash flows associated with changes in foreign currency exchange rates. Gains and losses resulting from changes in the fair values of those derivative instruments are recorded to earnings or other comprehensive income (loss) depending on the use of the derivative instrument and whether it qualifies for hedge accounting.

The Company utilizes Euro, British Pound and Australian Dollar foreign currency forward contracts to hedge anticipated foreign currency denominated net monetary assets. All such contracts entered into were designated as fair value hedges and were not required to be tested for effectiveness as hedge accounting was not elected. The net gains (losses) related to the contracts designated as fair value hedges are included in other (expense) income, net, in the accompanying consolidated statements of operations and amounted to approximately $0.4 million, $0.2 million and ($1.3 million) for 2010, 2009 and 2008, respectively. All of the fair value hedging contracts in place as of December 31, 2010 and 2009, will be settled before April 2011.

The Company utilizes Israeli Shekel zero-cost collar and forward contracts to hedge anticipated operating expenses. All such contracts entered into were designated as cash flow hedges and were considered effective. None of the contracts were terminated prior to settlement. Net realized gains (losses) of less than $0.1 million, $0.2 million and less than ($0.1 million) related to the contracts designated as cash flow hedges during 2010, 2009 and 2008, respectively, are included in the respective operating categories for which the Company hedges its Israeli Shekel expenditures. There were no outstanding Israeli Shekel hedging contracts in place as of December 31, 2010 and 2009.

Notional and fair values of the Company's hedging positions at December 31, 2010 and 2009 are presented in the table below (in thousands):

	December 31, 2010			December 31, 2009		
	Notional Value Local Currency	Notional Value USD	Fair Value USD	Notional Value Local Currency	Notional Value USD	Fair Value USD
Fair Value Hedges						
Euro	8,550	$11,405	$11,449	8,000	$11,647	$11,465
British Pound	1,250	1,938	1,958	500	807	808
Australian Dollar	0	0	0	600	518	539
Total		$13,343	$13,407		$12,972	$12,812

In connection with the 2007 Credit Agreement the Company entered into an interest rate swap agreement to pay a fixed rate of interest (4.85% per annum) and receive a floating rate interest payment as well as an interest rate cap agreement to limit the maximum interest rate on a portion of its senior secured credit facility to 6.5% per annum. Both the interest rate swap agreement and interest rate cap agreement expired on September 30, 2010. In connection with the 2010 Credit Agreement the Company entered into an interest rate swap agreement to pay a fixed rate of interest (1.778% per annum) and receive a floating rate interest payment (based on three month LIBOR) on a principal amount of $50 million. The $50 million swap agreement becomes effective on December 30, 2011 and expires on October 29, 2015.

Concentration of Credit Risk

The Company sells its products to customers primarily in the United States, Canada, Europe, Asia, Australia and Latin America (See Note 5). The Company maintains a reserve for potential credit losses and historically such losses have been within management's estimates. One of the Company's broad-line distributors in North America, Ingram Micro, accounted for approximately 31%, 30% and 23% of the Company's revenues during 2010, 2009 and 2008, respectively.

Inventory

Inventory, which consists primarily of appliance hardware held at the Company's fulfillment partner locations, is stated at lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first in, first out basis. Inventory balances are included in other current assets on the accompanying consolidated balance sheets and were $2.1 million and $1.7 million at December 31, 2010 and 2009, respectively.

Deferred Costs of Revenue

Deferred costs of revenue, which consist primarily of direct costs of materials that are associated with appliance revenues deferred over a service period, are included in the other current assets and other assets line items on the accompanying consolidated balance sheets. The Company recognizes such deferred costs ratably as revenue is recognized. At December 31, 2010 and 2009, the Company's total deferred costs of revenue were $9.1 million and $4.8 million, respectively.

Shipping and Handling

The Company's policy for shipping and handling is to classify the costs as a component of costs of revenues.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. Depreciation and amortization of leasehold improvements are computed using the shorter of the remaining lease term or the economic life.

Computer Software Costs

Computer software development costs for the development of specific computer software products are capitalized, when significant, after establishment of technological feasibility and marketability. There have been no such costs capitalized to date as the costs incurred during the period between technological feasibility to general release have not been significant.

Advertising Expenses

Advertising costs are expensed as incurred. Total advertising costs for the years ended December 31, 2010, 2009 and 2008 were $6.0 million, $6.6 million and $7.8 million, respectively.

Share-Based Compensation

Share-based compensation expense (excluding tax effects) was recorded in the following expense categories of the consolidated statements of operations.

	Years Ended December 31,		
	2010	2009	2008
Share-based compensation in:			
Cost of revenue	$ 1,270	$ 1,381	$ 1,318
Total share-based compensation in cost of revenue	1,270	1,381	1,318
Selling and marketing	7,160	7,964	8,957
Research and development	5,285	5,206	4,734
General and administrative	8,850	10,214	9,080
Total share-based compensation in operating expenses	21,295	23,384	22,771
Total share-based compensation	$22,565	$24,765	$24,089

At December 31, 2010, there was $37.5 million of total unrecognized compensation cost related to share-based compensation arrangements granted under all equity compensation plans (excluding tax effects). That total unrecognized compensation cost will be adjusted for estimated forfeitures as well as for future changes in estimated forfeitures. The Company expects to recognize that cost over a weighted average period of approximately 1.7 years.

The Company estimates the fair value of options granted using the Black-Scholes option valuation model and the assumptions shown in the tables below. The Company estimates the expected term of options granted based on the history of grants and exercises in the Company's option database. The Company estimates the volatility of its common stock at the date of grant based on both the historical volatility as well as the implied volatility of publicly traded options on its common stock. The Company bases the risk-free interest rate that is used in the Black-Scholes option valuation model on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon issues with equivalent remaining terms. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero in the Black-Scholes option valuation model. The Company amortizes the fair value ratably over the vesting period of the awards, which is typically four years. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based expense only for those awards that are expected to vest.

The Company used the following assumptions to estimate the fair value of stock options granted for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31,		
	2010	2009	2008
Average expected life (years)	3.4	3.1	3.0
Average expected volatility factor	42.4%	45.4%	35.3%
Average risk-free interest rate	1.4%	1.4%	2.5%
Average expected dividend yield	0	0	0

The Company used the following assumptions to estimate the fair value of the semi-annual employee stock purchase plan share grants during the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31,		
	2010	2009	2008
Average expected life (years)	1.3	1.3	1.3
Average expected volatility factor	41.7%	48.8%	50.7%
Average risk-free interest rate	0.4%	0.7%	1.6%
Average expected dividend yield	0	0	0

The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Although the fair value of employee stock options is determined using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Share-based compensation expense related to restricted stock unit awards is calculated based on the market price of the Company's common stock on the date of grant and is recognized ratably over the vesting period of the awards.

Comprehensive Income (Loss)

Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) was as follows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Net income (loss)	$18,652	$(10,697)	$(26,779)
Net change in unrealized gain (loss) on derivative contracts, net of tax of $552, $796 and $(376), respectively	1,197	1,189	(560)
Translation adjustment	0	0	(1,303)
Comprehensive income (loss)	$19,849	$ (9,508)	$(28,642)

The accumulated derivative gain (loss), net of tax, on the Company's derivative contracts included in "Accumulated other comprehensive loss" were as follows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Beginning balance	$ (369)	$(1,558)	$ (998)
Net change during the period	1,197	1,189	(560)
Ending balance	$ 828	$ (369)	$(1,558)

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following (in thousands):

	December 31,	
	2010	2009
Unrealized gain (loss) on interest rate derivatives	$ 828	$ (369)
Translation adjustment	(1,625)	(1,625)
	$ (797)	$(1,994)

Net Income Per Share

Basic net income per share ("EPS") is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares for all periods presented consist of dilutive stock options and restricted stock units. Dilutive securities include both dilutive stock options and dilutive restricted stock units and are calculated based on the average share price for each fiscal period using the treasury stock method.

Potentially dilutive securities totaling 5,519,000 shares for 2010 were excluded from the diluted EPS calculation because their exercise price was greater than the average market price of common shares during the year and, therefore, the effect would be anti-dilutive. As the Company reported a net loss in 2009 and 2008, basic and diluted net loss per share were the same. Potentially dilutive securities outstanding were not included in the computation of diluted net loss per share for 2009 and 2008 because to do so would have been anti-dilutive.

The following is a reconciliation of the numerator and denominator of basic EPS to the numerator and denominator of diluted EPS for all periods presented.

	Net (Loss) Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands, except per share amounts)		
For the Years Ended:			
December 31, 2010:			
Basic EPS	$ 18,652	42,313	$ 0.44
Effect of dilutive securities	0	1,029	$(0.01)
Diluted EPS	$ 18,652	43,342	$ 0.43
December 31, 2009:			
Basic EPS	$(10,697)	44,262	$(0.24)
Effect of dilutive securities	0	0	0
Diluted EPS	$(10,697)	44,262	$(0.24)
December 31, 2008:			
Basic EPS	$(26,779)	45,190	$(0.59)
Effect of dilutive securities	0	0	0
Diluted EPS	$(26,779)	45,190	$(0.59)

Income Taxes

The Company applies the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which require periodic adjustments and which may not accurately anticipate actual outcomes. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of the Company's customers to pay their invoices. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Recently Issued Accounting Standards

In October 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance on revenue recognition that will become effective for the Company beginning January 1, 2011, with earlier adoption permitted. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. Prior to the adoption of these standards, the Company has been amortizing appliance revenue and costs over the software subscription period. Upon adoption of these standards, the Company will recognize revenue for sales of appliances and the related costs when sold and all other revenue recognition criteria are met. The adoption of these standards will not change the recognition of deferred revenue and deferred costs on the Company's balance sheet as of December 31, 2010.

2. Restatement of Financial Statements

The Company's consolidated financial statements contained herein include restatements of the previously reported consolidated balance sheet at December 31, 2009 and the statement of stockholders' equity at January 1, 2008, and related disclosures to record the write-off of a $5.8 million tax asset that originated from an error in the calculation of the Internal Revenue Code Section 481(a) adjustment when the Company changed its tax method of accounting for deferred revenue in 2003. The error resulted in the Company reporting overstated deferred tax assets of approximately $5.8 million in its financial statements for fiscal years 2003 through 2008. In 2009, the Company reclassified a portion of the error amount from deferred tax assets to income tax receivable because of a belief at the time that the error amount was related to monthly-to-daily revenue adjustments for fiscal years 2006 through 2008 and, therefore, would be recoverable by amending the Company's tax returns for those years. In combination with the implementation of revenue recognition software which helps track the tax attributes related to deferred revenue, the detailed analysis required to file amendments to our fiscal 2006 through 2008 tax returns in 2010 and the financial statement close process for the year ended December 31, 2010, the Company subsequently discovered the error amount was instead related to an error in the calculation of the deferred tax assets when it changed its tax method of accounting for deferred revenue in 2003. The statute of limitations to claim a refund for the 2003 tax year expired in September 2007. After evaluating various tax planning strategies, the Company determined that there is substantial uncertainty as to whether it will be able to recover the amounts based on case law. As a result, the Company has concluded that it needs to restate its 2007 results to reflect the write-off of the $5.8 million tax asset and adjust the 2009 and 2008 financial statements to reflect the write-off on the Company's deferred income taxes, income tax receivable and retained earnings balances.

The following table summarizes the effects of the restatements on the specific line items presented in the Company's historical consolidated balance sheet as of December 31, 2009:

	December 31, 2009 (As previously reported)	December 31, 2009 (As restated)
	(In Thousands)	
Current assets:		
Income tax receivable/prepaid income tax	$ 11,446	$ 7,589
Current portion of deferred income taxes	36,538	35,269
Total current assets	225,103	219,977
Deferred income taxes, less current portion	11,795	11,106
Total assets	701,661	695,846
Stockholders' equity:		
Retained earnings	28,416	22,601
Total stockholders' equity	162,730	156,915

The restatements resulted in changes to the opening balances of retained earnings and total stockholders' equity as of January 1, 2008 as follows:

	January 1, 2008 (As previously reported)	January 1, 2008 (As restated)
	(In Thousands)	
Retained earnings	$ 65,892	$ 60,077
Stockholders' equity	$192,437	$186,622

The restatements had no impact on the financial statement amounts previously reported in the Company's consolidated statements of operations for the years ended December 31, 2009 and 2008, or for the first nine months ended September 30, 2010, or any quarterly periods in the years ended December 31, 2009 and 2008. While net cash provided by operating activities remained unchanged in the statement of cash flows, certain components within the operating activities section were adjusted to reflect the correction of the error.

3. Property and Equipment

Property and equipment consisted of the following (in thousands):

	Estimated Useful Lives	December 31,	
		2010	2009
Computer hardware and software	3 years	$ 36,359	$ 42,962
Leasehold improvements, office furniture and equipment	3-7 years	10,779	9,174
		47,138	52,136
Accumulated depreciation		(30,194)	(35,642)
		$ 16,944	$ 16,494

Depreciation expense, including amortization of assets recorded under capital leases, for 2010, 2009 and 2008 was $10.3 million, $10.7 million and $10.8 million, respectively. Included in property and equipment as of December 31, 2010 is a capital lease obligation for a software license arrangement that had a net book value of approximately $1.2 million as of December 31, 2010.

4. Intangible Assets

Intangible assets subject to amortization consisted of the following as of December 31, 2010 (in thousands):

	Remaining Weighted Average Life (in years)	Cost	Accumulated Amortization	Net
Technology	2.7	$ 16,347	$ (10,418)	$ 5,929
Customer relationships	5.0	126,200	(91,153)	35,047
Trade name	1.0	510	(408)	102
Total	4.7	$143,057	$(101,979)	$41,078

Intangible assets subject to amortization consisted of the following as of December 31, 2009 (in thousands):

	Remaining Weighted Average Life (in years)	Cost	Accumulated Amortization	Net
Technology	2.5	$ 32,598	$(17,706)	$14,892
Customer relationships	5.4	129,200	(76,733)	52,467
Trade name	2.0	510	(306)	204
Total	4.8	$162,308	$(94,745)	$67,563

Amortization expense of intangible assets for 2010, 2009 and 2008 was $26.5 million, $39.3 million and $49.9 million, respectively. As of December 31, 2010, amortization expense is expected to be as follows (in thousands):

Years Ending December 31,	
2011	$15,550
2012	8,329
2013	5,577
2014	4,545
2015	3,719
Thereafter	3,358
Total expected amortization expense	$41,078

5. Geographic Information

The following illustrates revenues attributed to customers located in the Company's country of domicile (the United States) and those attributed to foreign customers (in thousands):

	Years Ended December 31,		
	2010	2009	2008
United States	$165,272	$155,837	$155,720
Europe, Middle East and Africa	113,721	108,290	91,182
Asia/Pacific	25,785	22,684	18,556
Canada and Latin America	27,984	26,902	22,816
	$332,762	$313,713	$288,274

The United Kingdom represented $42.9 million, $45.2 million and $43.2 million of total revenue for the fiscal years 2010, 2009 and 2008, respectively. No other foreign country represented more than 5% of total revenue.

The net carrying values of the Company's property and equipment assets are located in the following geographic areas (in thousands):

	December 31,	
	2010	2009
United States	$ 9,311	$ 8,474
China	2,643	2,697
United Kingdom	1,731	2,615
Ireland	1,845	1,863
Other	1,414	845
	$16,944	$16,494

6. Deferred Revenue

The Company expects to recognize revenue related to contractual arrangements in existence as of December 31, 2010 as follows (in thousands):

Years Ending December 31,	
2011	$251,890
2012	97,064
2013	37,532
2014	5,192
2015 and thereafter	2,626
	$394,304

7. Credit Facility

In October 2007, the Company entered into an amended and restated senior credit agreement, which was subsequently amended in December 2007, June 2008 and February 2010 (the "2007 Credit Agreement"). The $225 million senior credit facility consisted of a five year $210 million senior secured term loan and a $15 million revolving credit facility. In October 2010, the Company entered into a new credit agreement (the "2010 Credit Agreement") and repaid the term loan and retired the 2007 Credit Agreement. The 2010 Credit Agreement provides for a secured revolving credit facility that matures on October 29, 2015 with an initial maximum aggregate commitment of $120 million, including a $15 million sublimit for issuances of letters of credit and $5 million sublimit for swing line loans. The Company may increase the maximum aggregate commitment under the 2010 Credit Agreement up to $200 million if certain conditions are satisfied, including that it is not in default under the 2010 Credit Agreement at the time of the increase and that it obtains the commitment of the lenders participating in the increase. Loans under the 2010 Credit Agreement are designated at the Company's election as either base rate or Eurodollar rate loans. Base rate loans bear interest at a rate equal to the highest of (i) the federal funds rate plus 0.5%, (ii) the Eurodollar rate plus 1.00%, and (iii) Bank of America's prime rate, in each case plus a margin set forth below. Eurodollar rate loans bear interest at a rate equal to (i) the Eurodollar rate, plus (ii) a margin set forth below. As of December 31, 2010, the Company's weighted average interest rate was 2.0%.

The applicable margins until the date that the Company files its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 are 0.75% for base rate loans and 1.75% for Eurodollar rate loans. Thereafter the applicable margins are determined by reference to the Company's leverage ratio, as set forth in the table below:

Consolidated Leverage Ratio	Eurodollar Rate Loans	Base Rate Loans
<1.25:1.0	1.75%	0.75%
≥1.25:1.0	2.00%	1.00%

For each commercial Letter of Credit, the Company must pay a fee equal to 0.125% per annum times the daily amount available to be drawn under such Letter of Credit and, for each standby Letter of Credit, the Company must pay a fee equal to the applicable margin for Eurodollar rate loans times the daily amount available to be drawn under such Letter of Credit. A quarterly commitment fee is payable to the lenders in an amount equal to the unused portion of the credit facility multiplied by 0.25%.

Indebtedness under the 2010 Credit Agreement is secured by substantially all of the Company's assets, including pledges of stock of certain of its subsidiaries (subject to limitations in the case of foreign subsidiaries) and by secured guarantees by its domestic subsidiaries. The 2010 Credit Agreement contains affirmative and negative covenants, including an obligation to maintain a certain consolidated leverage ratio and consolidated interest coverage ratio and restrictions on the Company's ability to borrow money, to incur liens, to enter into mergers and acquisitions, to make dispositions, to pay cash dividends or repurchase capital stock, and to make investments, subject to certain exceptions. The 2010 Credit Agreement does not require the Company to use excess cash to pay down debt.

The 2010 Credit Agreement provides for acceleration of the Company's obligations thereunder upon certain events of default. The events of default include, without limitation, failure to pay loan amounts when due, any material inaccuracy in the Company's representations and warranties, failure to observe covenants, defaults on any other indebtedness, entering bankruptcy, existence of a judgment or decree against the Company or its subsidiaries involving an aggregate liability of $10 million or more, the security interest or guarantee ceasing to be in full force and effect, any person becoming the beneficial owner of more than 35% of the Company's outstanding common stock, or the Company's board of directors ceasing to consist of a majority of Continuing Directors (as defined in the 2010 Credit Agreement).

The secured revolving credit facility under the 2010 Credit Agreement and the term loan under the 2007 Credit Agreement are included in the line item "secured loan" on our consolidated balance sheets. As of December 31, 2010, future remaining minimum principal payments under the secured loan will be as follows (in thousands):

Years Ending December 31,	
2011	$ 0
2012	0
2013	0
2014	0
2015	67,000
Total	$67,000

8. Fair Value Measurements and Derivatives

Fair Value Measurements on a Recurring Basis

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company's assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 (in thousands):

	Level 1(1)	Level 2(2)	Level 3(3)	Total
Assets:				
Cash equivalents—money market funds	$13,197	$ 0	$0	$13,197
Interest rate swap	0	1,379	0	1,379
Liabilities:				
Foreign currency forward contracts not designated as hedges	0	64	0	64

(1)—quoted prices in active markets for identical assets or liabilities
(2)—observable inputs other than quoted prices in active markets for identical assets or liabilities
(3)—no observable pricing inputs in the market

Included in other assets and in other accrued expenses in the consolidated balance sheet as of December 31, 2010 are derivative contracts, comprised of an interest rate swap as well as foreign currency forward contracts, that are valued using models based on readily observable market parameters for all substantial terms of the Company's derivative contracts and thus are classified within Level 2.

The effects of derivative instruments on the Company's financial statements were as follow as of December 31, 2010 and 2009 and for the years then ended (in thousands). There was no ineffective portion nor was any amount excluded from effectiveness testing during any of the periods presented below.

	Balance Sheet Location	Fair Value of Derivative Instruments December 31, 2010	Fair Value of Derivative Instruments December 31, 2009
Interest rate contracts designated as cash flow hedges	Other assets / (other accrued expenses)	$1,379	$(616)
Currency contracts not designated as hedges	(Other accrued expenses) / other assets	(64)	160
Total derivatives		$1,315	$(456)

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in Accumulated OCI on Derivatives (Effective Portion) Year Ended December 31, 2010	2009	Derivatives in Cash Flow Hedging Relationships	Location and Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) Year Ended December 31, 2010	2009
Interest rate contracts	$1,991	$1,989	Interest expense	$(625)	$(2,319)
Currency contracts	0	(4)	R&D	14	150
Total	$1,991	$1,985		$(611)	$(2,169)

Derivatives Not Designated as Hedges	Location and Amount of Gain (Loss) Recognized in Income on Derivatives	Year Ended December 31, 2010	2009
Currency forward contracts	Other (expense) income, net	$443	$170

Fair Value Measurements on a Nonrecurring Basis

During 2009, the Company did not re-measure any nonfinancial assets and liabilities measured at fair value on a nonrecurring basis (e.g., goodwill, intangible assets, property and equipment and nonfinancial assets and liabilities initially measured at fair value in a business combination). As of December 31, 2010, the Company's secured loan, with a carrying value of $67.0 million, had an estimated fair value of $71.5 million which the Company determined using a discounted cash flow model with a discount rate of 2.0% which represents the Company's estimated incremental borrowing rate.

9. Commitments and Contingencies

The Company leases its facilities and certain equipment under non-cancelable operating leases, which expire at various dates through 2015. The facilities' leases contain renewal options and are subject to cost increases. Future minimum annual payments under non-cancelable operating leases at December 31, 2010 are as follows (in thousands):

Years Ending December 31,	Operating Leases
2011	$ 6,129
2012	5,268
2013	5,530
2014	1,470
2015	819
Thereafter	$19,216

Rent expense totaled $7.1 million, $7.2 million and $7.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. Rent expense is generally recognized on a straight-line basis over the term of the respective leases.

As of December 31, 2010, the Company has contractual commitment obligations for inbound software licenses, equipment maintenance and automobile leases in the following amounts: $1.0 million for 2011, $0.9 million for 2012 and less than $0.1 million for 2013 and 2014, respectively.

The Company provides indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of its products. The Company evaluates estimated losses for such indemnifications and considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, the Company has not encountered material costs as a result of such obligations and has not accrued any liabilities related to such indemnifications in its financial statements.

Litigation

On July 12, 2010, Finjan, Inc. filed a complaint entitled Finjan, Inc. v. McAfee, Inc., Symantec Corp., Webroot Software, Inc., Websense, Inc. and Sophos, Inc. in the United States District Court for the District of Delaware. The complaint alleges that the Company's making, using, importing, selling and/or offering for sale Websense Web Filter, Websense Web Security and Websense Web Security Gateway infringes U.S. Patent No. 6,092,194 ("194 Patent"). Finjan, Inc. seeks an injunction from further infringement of the 194 Patent and damages. The Company denies infringing any valid claims of the 194 Patent and intends to vigorously defend the lawsuit.

The Company is involved in various legal actions in the normal course of business. Based on current information, including consultation with the Company's attorneys, management believes it has adequately reserved for any ultimate liability that may result from these actions such that any liability would not materially affect its consolidated financial position, results of operations or cash flows. Management's evaluation of the likely impact of these actions could change in the future and unfavorable outcomes and/or defense costs, depending upon the amount and timing, could have a material adverse effect on the Company's results of operations or cash flows in a future period.

10. Stockholders' Equity

Stock Plans

Employee Stock Purchase Plan

Beginning with the 2001 calendar year and ending with (and including) the calendar year 2010, the Company's Amended and Restated 2000 Employee Stock Purchase Plan (the "Purchase Plan") provides for automatic annual increases in the number of shares reserved for issuance thereunder equal to the lesser of (i) 1% of the Company's outstanding shares on the last trading day in December of the calendar year immediately preceding or (ii) 750,000 shares. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following commencement of the Purchase Plan. Shares issued and available for issuance are as follows:

Shares reserved for issuance at December 31, 2007	1,691,165
Shares reserved for issuance during 2008 based on the automatic increase in shares authorized	453,936
Shares issued during 2008	(347,523)
Shares reserved for issuance at December 31, 2008	1,797,578
Shares reserved for issuance during 2009 based on the automatic increase in shares authorized	450,484
Shares issued during 2009	(377,619)
Shares reserved for issuance at December 31, 2009	1,870,443
Shares reserved for issuance during 2010 based on the automatic increase in shares authorized	434,099
Shares issued during 2010	(440,255)
Shares reserved for issuance at December 31, 2010	1,864,287

Unless otherwise determined by the Board or precluded by laws of foreign jurisdictions, employees are eligible to participate in the Purchase Plan provided they are employed for at least 20 hours per week and are customarily employed for at least five months per calendar year. Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld is then used to purchase shares of common stock on specified dates. The price of common stock purchased pursuant to the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment.

Employee Stock Plans

In June 2009, the stockholders of the Company approved the Company's 2009 Equity Incentive Plan (the "2009 Plan") as a successor to and continuation of the Company's Amended and Restated 2000 Stock Incentive Plan and Company's 2007 Stock Incentive Assumption Plan (collectively, the "Prior Plans"). All outstanding stock awards under the Prior Plans continue to be subject to the terms and conditions as set forth in the agreements evidencing such awards. The 2009 Plan provides for the grant of awards to the Company's employees, directors and consultants. The 2009 Plan provides for the grant of the following awards: incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock awards. The aggregate number of shares of Common Stock that may be issued pursuant to the 2009 Plan is not to exceed 17,500,442 shares (the "Share Reserve"); however, if any shares of common stock issued pursuant to a stock award are forfeited back to the Company, then the shares that are forfeited become available for issuance under the 2009 Plan. The stock issuable under the 2009 Plan are shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise. Stock options are generally exercisable for a period of seven years from the date of grant and generally vest 25% one year from date of grant and ratably each month thereafter for a period of 36 months. The exercise price of stock options generally must be not less than the fair market value on the date of grant. Restricted stock units are subject to vesting and the holders of the restricted stock units are entitled to delivery of the underlying common stock on the applicable vesting date. The restricted stock units generally vest 25% one year from date of grant with semi-annual vesting thereafter for a period of 36 months. The Company also grants restricted stock units with performance-based vesting schedules to certain of its officers. To date, only non-statutory stock options and restricted stock units have been granted under the Prior Plans and 2009 Plan. Through December 31, 2010, the Company granted 2,439,610 restricted stock units of which 570,173 have vested and been issued and 521,290 have been forfeited. The remaining 1,348,147 restricted stock units have a weighted average grant date fair value of $17.03 per share, a weighted average remaining contractual term of 1.4 years and an aggregate intrinsic value of $27.3 million as December 31, 2010.

During 2008, the Company granted a total of 44,000 restricted stock unit awards with performance vesting to certain of its officers under the Prior Plans. The performance criteria were based on the Company's achievement of combined annual billings and operating income objectives for 2008 set by the Company's Board of Directors. As a result of the Company achieving the performance requirements, 50% of the restricted stock units vested on February 5, 2010 and the remaining 50% will vest on February 5, 2011. During 2009, the Company granted a total of 74,000 restricted stock unit awards with performance vesting to certain of its officers under the Prior Plans. The performance criteria were based on the Company's achievement of combined annual billings and operating income objectives for 2009 set by the Company's Board of Directors. As a result of the Company not achieving the performance requirements in 2009, none of these restricted stock units will vest. During 2010, the Company granted a total of 126,750 restricted stock unit awards with performance vesting to certain of its officers under the Prior Plans. The performance criteria were based on the Company's achievement of annual billings objectives for 2010 set by the Company's Board of Directors. As a result of the Company not achieving the performance requirements in 2010, none of these restricted stock units will vest.

The following table summarizes restricted stock unit activity for fiscal years 2008, 2009 and 2010:

	Number of Shares	Weighted Average Fair Value
Balance at December 31, 2007	87,667	$29.70
Granted	291,770	17.60
Released	(33,000)	17.69
Canceled	(10,750)	16.81
Balance at December 31, 2008	335,687	19.73
Granted	1,123,158	13.05
Released	(87,775)	14.61
Canceled	(167,667)	13.06
Balance at December 31, 2009	1,203,403	14.30
Granted	904,682	19.90
Released	(417,065)	19.45
Canceled	(342,873)	17.52
Balance at December 31, 2010	1,348,147	17.03

The following table summarizes stock option activity for fiscal years 2008, 2009 and 2010:

	Number of Shares	Weighted Average Exercise price
Balance at December 31, 2007	9,086,786	$22.62
Granted	2,718,725	19.12
Exercised	(356,084)	12.11
Canceled	(1,018,327)	22.44
Balance at December 31, 2008	10,431,100	22.08
Granted	802,259	14.74
Exercised	(204,818)	11.88
Canceled	(1,252,863)	20.88
Balance at December 31, 2009	9,775,678	21.85
Granted	316,000	20.27
Exercised	(973,047)	16.43
Canceled	(1,237,877)	22.25
Balance at December 31, 2010	7,880,754	22.39

The weighted average fair value of stock options granted during the years ended December 31, 2010, 2009 and 2008 was $6.49, $4.85 and $5.15 per share, respectively, based on the grant date fair value of the stock options.

The total intrinsic value of stock options exercised during the years ended December 31, 2010, 2009 and 2008 was $5.2 million, $1.2 million and $3.0 million, respectively.

The total fair value of stock options vested during the years ended December 31, 2010, 2009 and 2008 was $8.1 million, $13.4 million and $15.5 million, respectively.

The following table summarizes all stock options outstanding and exercisable by price range as of December 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 1.07 – $18.38	1,581,689	3.6	$14.40	1,143,119	$14.06
$18.40 – $20.50	1,717,682	4.2	19.25	1,210,335	19.29
$20.51 – $23.46	1,604,495	3.4	22.16	1,320,912	22.18
$ 23.60 –$32.24	2,891,458	3.0	28.40	2,652,658	28.29
$ 32.47 –$99.96	85,430	2.0	33.86	85,430	33.86
	7,880,754	3.5	22.39	6,412,454	22.87

The Company defines in-the-money stock options at December 31, 2010 as stock options that had exercise prices that were lower than the $20.25 market price of the Company's common stock at that date. As of December 31, 2010, the weighted-average remaining contractual term of options outstanding is 3.5 years and the weighted-average remaining contractual term of options currently exercisable is 3.1 years. The aggregate intrinsic value of all exercisable and non-exercisable stock options outstanding and in-the-money at December 31, 2010 was $11.0 million. The aggregate intrinsic value of only exercisable stock options outstanding and in-the-money at December 31, 2010 was $8.3 million. There were 3,155,382 stock options in-the-money at December 31, 2010, of which 2,249,564 stock options were exercisable.

The following shares of common stock are reserved for future issuance as of December 31, 2010:

Stock options and restricted stock units:	
Granted and outstanding	9,228,901
Reserved for future grants	6,146,778
Employee Stock Purchase Plan:	
Reserved for future issuance	1,864,287
Total	17,239,966

Treasury Stock

In April 2003, the Company's Board of Directors authorized a stock repurchase program of up to 4 million shares of its common stock. In August 2005, the Company's Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 8 million shares. In July 2006, the Company's Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 12 million shares. In January 2008, the Company adopted a 10b5-1 plan that provides for quarterly purchases of the Company's common stock in open market transactions. The Company amended the 10b5-1 plan in December 2010 to increase the maximum quarterly purchase amount to $25 million. In January 2010, the Company's Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 16 million shares. In October 2010, the Company's Board of Directors increased the size of the stock repurchase program by an additional 8 million shares, for a total program size of up to 24 million shares. Depending on market conditions and other factors, including compliance with covenants in the Company's 2010 Credit Agreement, purchases by the Company's agent under this program may commence or be suspended at any time, or from time to time, without prior notice to the Company. During 2010, the Company repurchased 4,090,495 shares of its common stock for an aggregate of approximately $85 million at an average price of $20.77 per share. As of December 31, 2010, the Company had repurchased a total of 15,624,519 shares of its common stock under these programs for an aggregate of $309.8 million at an average price of $19.83 per share. The 2010 Credit Agreement permits the Company to repurchase its securities so long as it is not in default under the 2010 Credit Agreement, has complied with all of its financial covenants, and has liquidity of at least $20 million; provided, however, if, after giving effect to any repurchase, the Company's leverage ratio is greater than 1.75:1, such repurchase cannot exceed $10 million in the aggregate in any fiscal year.

11. Income Taxes

For financial reporting purposes, income (loss) before income taxes includes the following components:

	Years Ended December 31,		
	2010	2009	2008
	(in thousands)		
Income (loss) before income taxes			
United States	$16,820	$ 2,922	$(27,407)
Foreign	9,441	(6,563)	(18,856)
Total	$26,261	$(3,641)	$(46,263)

The provision (benefit) for income taxes is as follows:

	Years Ended December 31,		
	2010	2009	2008
	(in thousands)		
Current			
Federal	$ 3,251	$ (247)	$ (1,105)
Foreign	4,099	5,443	13,331
State	2,286	2,519	(2,316)
	9,636	7,715	9,910
Deferred			
Federal	1,288	5,612	(13,577)
Foreign	(3,881)	(7,192)	(12,380)
State	566	921	(3,437)
	(2,027)	(659)	(29,394)
Provision (benefit) for income taxes	$ 7,609	$ 7,056	$(19,484)

The reconciliation of income tax computed at the federal statutory rate to the provision (benefit) for income taxes is as follows:

	Years Ended December 31,		
	2010	2009	2008
	(in thousands)		
Statutory rate	$ 9,200	$(1,274)	$(16,192)
Foreign tax	(4,436)	(1,505)	4,350
State tax	2,632	2,690	(5,641)
Valuation allowance	961	2,428	(1,986)
Credits	(1,307)	0	(432)
Tax-exempt interest	0	0	348
Share-based compensation	1,777	1,498	304
Uncertain tax positions	(1,386)	2,530	(453)
Other	168	689	218
Provision (benefit) for income taxes	$ 7,609	$ 7,056	$(19,484)

Significant components of the Company's deferred tax assets are as follows:

	December 31,	
	2010	2009
	(in thousands)	
Deferred tax assets:		
Deferred revenue	$ 37,019	$ 33,238
Share-based compensation	20,045	20,788
State tax	183	526
Reserves and accruals not currently deductible	4,534	5,384
Net operating losses	4,383	11,520
Tax credits	503	657
Other	794	1,210
Gross deferred tax assets	67,461	73,323
Valuation allowance for deferred tax assets	(1,816)	(4,341)
Deferred tax assets, net	65,645	68,982
Deferred tax liabilities:		
Basis difference in intangibles	(20,074)	(26,110)
Other	(5,272)	(2,039)
Net deferred taxes	$ 40,299	$ 40,833

A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Periodically, management reassesses the need for a valuation allowance. Realization of deferred income tax assets is dependent upon taxable income in prior carryback years, estimates of future taxable income, tax planning strategies and reversals of existing taxable temporary differences. Based on the Company's assessment of these items during 2010, the Company determined that it is more likely than not that the net deferred tax assets will be realized. The net change in the valuation allowance for 2010 consists primarily of a $2.8 million reversal of the valuation allowance related to net operating losses for one of the Company's subsidiaries in the United Kingdom.

As of December 31, 2010, the Company had net operating loss carryforwards for federal, state, United Kingdom, Australia, Brazil, France, China and the Netherlands of approximately $6.6 million, $68.4 million, $5.4 million, $0.3 million, $0.8 million, $1.4 million, $0.3 million and $0.1 million, respectively. A portion of the U.S. federal and state net operating losses are subject to annual limitations due to changes in ownership. If not utilized, the federal net operating loss carryforward will begin to expire in 2027, the state net operating loss carryforward will begin to expire in 2011 and the China net operating loss carryforward will expire in 2013. The net operating loss carryforwards in the United Kingdom, Australia, France, Brazil and the Netherlands have no expiration date.

As of December 31, 2010, the Company had approximately $41.4 million of undistributed earnings related to its foreign subsidiaries. Management believes that these earnings will be indefinitely reinvested in foreign jurisdictions; accordingly, the Company has not provided for U.S. federal income taxes related to these earnings. However, upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the various foreign countries. Due to the complex nature of U.S. and foreign tax laws, it is not practicable for the Company to estimate the amount of tax liability as a result of a distribution of its foreign subsidiaries' earnings.

The Company operates under a qualified tax incentive in China, which is in effect through 2012. The tax holiday is conditional upon the Company's meeting certain employment, investment, or qualified project criteria. The tax incentive decreased the Company's taxes in China by approximately $0.1 million, $0.5 million and $0.1 million for 2010, 2009 and 2008, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years Ended December 31,		
	2010	2009	2008
		(in thousands)	
Balance at beginning of year	$14,225	$ 8,772	$12,338
Additions for tax positions related to the current year	703	2,578	705
Additions for tax positions of prior years	833	5,050	1,515
Reductions for tax positions related to prior years	(630)	(8)	(3,979)
Reductions for settlements	(1,253)	(1,325)	(65)
Reductions for lapse of statute of limitations for assessment of taxes	0	(842)	(1,742)
Balance at end of year	$13,878	$14,225	$ 8,772

Included in the balance of unrecognized tax benefits as of December 31, 2010 and 2009, are $9.7 million and $10.5 million, respectively, of tax benefits that, if recognized, would affect the Company's effective tax rate and $1.0 million, respectively as of both dates, of tax benefits that, if recognized, would increase additional paid-in capital. The Company also accrued potential penalties and interest of $0.4 million, $0.4 million and $0.5 million related to these uncertain tax positions during 2010, 2009 and 2008, respectively, and in total, as of December 31, 2010 and 2009, the Company has recorded a liability for potential penalties and interest of $2.1 million and $1.8 million, respectively. Based on the current status of the IRS audit and the related extension of the statutes of limitations, it is not reasonably possible to estimate a range by which the Company's unrecognized tax benefits may change within the next twelve months.

The Company and its subsidiaries file tax returns which are routinely examined by tax authorities in the U.S. and in various state and foreign jurisdictions. The Company is currently under examination by the respective tax authorities for tax years 2005 to 2008 in the United States, for 2005 to 2008 in the United Kingdom and for 2006 to 2008 in Israel. The Company has various other on-going audits in various stages of completion. In general, the tax years 2005 through 2009 could be subject to examination by U.S. federal and most state tax authorities. In significant foreign jurisdictions, tax years 2004 through 2009 could be subject to examination by the respective tax authorities.

During the first quarter of 2010, the Company was informed by the U.S. Internal Revenue Service (the "IRS") that they had completed their audit for the tax years ended December 31, 2005 through December 31, 2007. Accordingly, the IRS issued the Company a 30-day letter which outlines all of their proposed audit adjustments and required the Company to either accept the proposed adjustments, subject to future litigation, or file a formal administrative protest contesting those proposed adjustments within 30 days. The proposed adjustments relate primarily to the cost sharing arrangement between Websense, Inc. and its Irish subsidiary, including the amount of cost sharing buy-in, as well as to the Company's claim of research and development tax credits and income tax deductions for equity compensation awarded to certain executive officers. The amount of additional tax proposed by the IRS totals approximately $19.0 million, of which $14.8 million relates to the amount of cost sharing buy-in, $2.5 million relates to research and development credits and $1.7 million relates to equity compensation awarded to certain executive officers. The total additional tax proposed excludes interest, penalties and state income taxes, each of which may be significant, and also excludes a potential reduction in tax on the Irish subsidiary. The proposed adjustments also do not include the future impact that changes in the Company's cost sharing arrangement could have on the Company's effective tax rate. The Company disagrees with all of the proposed adjustments and has submitted a formal protest to the IRS for each matter. The IRS has acknowledged the receipt of the Company's protest and has assigned the Company's case to an IRS Appeals Officer. The Company is now awaiting an appointment with the Appeals Officer. The Company intends to continue to defend its position on all of these matters, including through litigation if required. The timing of the ultimate resolution of these matters cannot be reasonably estimated at this time.

12. Employee Retirement Plans

The Company has a 401(k) defined contribution retirement plan (the "401(k) Plan") covering substantially all U.S. employees. The 401(k) Plan provides for voluntary employee contributions from 1% to 50% of annual compensation, as defined, and provides for a discretionary employer matching contribution of 25% for each employee deferral contribution made during the plan year, up to 6% of the participant's compensation. The Company also has defined contribution plans in certain foreign subsidiary locations in which the majority of employees in those locations participate. The amount of employer expenses including the employer contributions to the 401(k) Plan and foreign subsidiaries' plans during the years ended December 31, 2010, 2009 and 2008 were $1.3 million, $1.4 million and $1.5 million, respectively.

13. Summarized Quarterly Data (Unaudited)

The following tables present the Company's unaudited quarterly consolidated statement of operations data for 2010 and 2009.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
2010				
Revenues	$79,770	$81,870	$84,748	$86,374
Gross profit	67,619	68,910	71,185	71,958
Income from operations	3,669	7,066	12,410	7,665
Income before income taxes	1,780	6,022	11,560	6,899
Net income	$ 835	$ 3,120	$ 5,781	$ 8,916
Basic income per share(1)	$ 0.02	$ 0.07	$ 0.14	$ 0.22
Diluted income per share(1)	$ 0.02	$ 0.07	$ 0.13	$ 0.21

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
2009				
Revenues	$77,567	$77,837	$78,601	$ 79,708
Gross profit	65,736	65,438	65,432	66,301
Income (loss) from operations	1,836	1,391	1,263	(1,431)
Loss before income taxes	(19)	(284)	(253)	(3,085)
Net (loss) income	$ (1,087)	$ 3,335	$ (1,925)	$(11,020)
Basic (loss) income per share(1)	$ (0.02)	$ 0.08	$ (0.04)	$ (0.25)
Diluted (loss) income per share(1)	$ (0.02)	$ 0.07	$ (0.04)	$ (0.25)

(1) Basic and diluted net income (loss) per share computations for each quarter are independent and may not add up to the net income (loss) per share computation for the respective year. See Note 1 to the consolidated financial statements for an explanation of the determination of basic and diluted net income (loss) per share.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a—15(e) and 15d—15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and (b) accumulated and communicated to management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure.

Management, with participation by our CEO and CFO, has designed our disclosure controls and procedures to provide reasonable assurance of achieving desired objectives. As required by SEC Rule 13a-15(b), in connection with filing this Annual Report on Form 10-K, management conducted an evaluation, with the participation of our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of December 31, 2010, the end of the period covered by this report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Material Weaknesses as of December 31, 2009 and January 1, 2010 through September 30, 2010 and Remediation

In our annual report for the year ended December 31, 2008 and our quarterly reports for the periods from January 1, 2009 through September 30, 2009, we reported two material weaknesses, including one relating to deficiencies in our internal controls over the computation of our income tax benefit for the year ended December 31, 2008. Specifically, this material weakness related to our failure to reconcile properly the separate pre-tax bases in the individual subsidiary income tax provision calculations to the consolidated pre-tax earnings, together with the incorrect treatment of a valuation allowance in the tax reconciliation, which resulted in our failure to detect that a component of previously taxed income had not been eliminated in computing the tax provision. As we disclosed in 2009, we took actions to remediate these material weaknesses, tested our new internal controls and determined that our disclosure controls and procedures and additionally, our internal controls over financial reporting, were effective at the reasonable assurance level in our annual report for the year ended December 31, 2009 and our quarterly reports for the periods from January 1, 2010 through September 30, 2010. In the fourth quarter of 2010, we determined that in the quarter ended December 31, 2009, we made an error in reclassifying a portion of our deferred tax assets to income tax receivable because of a belief at the time that the amount was related to monthly-to-daily revenue adjustments for fiscal years 2006 through 2008 and, therefore, could be recoverable by amending our tax returns for those years. We subsequently discovered the error amount was instead related to a $5.8 million error in the calculation of the deferred tax assets when we changed the tax method of accounting for deferred revenue in 2003. The statute of limitations for filing an amended tax return for the 2003 tax year expired in September 2007 and as a result the $5.8 million error should have been corrected in our 2007 financial statements. In the fourth quarter of 2009 we had identified a variance of $5.8 million in our deferred tax assets through our reconciliation process and determined that the variance required corrective action, but we had not accurately determined the source of the variance. As a result, we reassessed the effectiveness of our disclosure controls and procedures and our internal control over financial reporting and determined that we continued to have a material weakness in internal controls relating to the computation of our income tax provision as of December 31, 2009 and during the period from January 1, 2010 through September 30, 2010. Therefore, management concluded that the Company's disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2009.

In 2010, we took the following actions to remediate this material weakness, some of which were further implementation of actions we took in 2009:

- We hired a new vice president of tax in 2010 and new qualified personnel in our tax group.
- We enhanced our tracking and reporting of the tax attributes related to deferred revenue.
- We implemented a more extensive reconciliation process to support our computation of our income tax provision, provided more supervision and performed a more thorough review of the work performed by the tax personnel.

During the fourth quarter of 2010, management tested the design and operating effectiveness of the implemented controls and concluded that the material weakness described above has been remediated as of December 31, 2010.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010. The framework on which such evaluation was based is contained in the report entitled "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Report"). Based on our evaluation under the criteria set forth in the COSO Report, our management concluded our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report on our internal control over financial reporting which is included herein.

(c) Changes in Internal Control over Financial Reporting

As described above, we took certain actions throughout 2010 to remediate our material weakness. Specifically, during the fourth quarter, we performed an annual detailed analysis that validated our deferred tax attributes and completed a more extensive reconciliation process to support our computation of the tax provision.

Other than these actions described above, there were no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Item 4.02 – Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On January 31, 2011, our Audit Committee determined that the financial statements included in our previously filed Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and the Quarterly Report on Form 10-Q for the periods ended September 30, 2007 should no longer be relied upon as a result of an error in the calculation of the Internal Revenue Code Section 481(a) adjustment arising when we changed our tax method of accounting for deferred revenue in 2003.

The error resulted in our reporting overstated deferred tax assets of approximately $5.8 million in our financial statements for fiscal years 2003 through 2008. In 2009, we reclassified a portion of the error amount from deferred tax assets to income tax receivable because of a belief at the time that the error amount was related to monthly-to-daily revenue adjustments for fiscal years 2006 through 2008 and, therefore, would be recoverable by amending our tax returns for those years. We subsequently discovered the error amount was instead related to an error in the calculation of the deferred tax assets when we changed the tax method of accounting for deferred revenue in 2003. The statute of limitations to claim a refund for the 2003 tax year expired in September 2007. After evaluating various tax planning strategies, management determined that there is substantial uncertainty as to whether it will be able to recover the error amount based on case law. As a result, our 2007 financial statements should have reflected a write-off of the $5.8 million deferred tax asset and our 2008 and 2009 financial statements should have reflected the write-off on our tax asset and retained earnings balances.

We have not amended our previously filed Annual Report on Form 10-K for the fiscal year ended December 31, 2007 or the Quarterly Report on Form 10-Q for the periods ended September 30, 2007 to reflect the restatements described in this Item 9B, and thus the financial statements and related financial statement information contained in those reports should no longer be relied upon.

The Audit Committee and management have discussed these matters with Ernst & Young LLP, the Company's independent registered public accounting firm.

Item 5.02 – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 1, 2011, we announced that Douglas C. Wride plans to retire as Chief Operating Officer of the Company effective on February 15, 2011. Mr. Wride's duties will be assumed by current members of management.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Websense, Inc.

We have audited Websense, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Websense, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Websense, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Websense, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 of Websense, Inc. and our report dated February 10, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Diego, California
February 10, 2011

PART III

Item 10. Directors, Executive Officers and Corporate Governance

(a) Directors. Information concerning our directors is incorporated by reference from the section captioned *"Proposal 1: Election of Directors"* contained in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 7, 2011.

(b) Executive Officers. Information concerning our executive officers is set forth under the section captioned *"Executive Officers"* in Part I of this report.

(c) Compliance with Section 16(a) of the Exchange Act. Information concerning compliance with Section 16(a) of the Exchange Act is incorporated by reference from the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance"* contained in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 7, 2011.

(d) The Company has adopted a *Code of Business Conduct* which, together with the policies referred to therein, is applicable to all directors, officers and employees of the Company. In addition, the Company has adopted a *Code of Ethics for the Chief Executive Officer, Senior Financial Officers and All Finance, Accounting and Tax Department Personnel* ("*Code of Ethics*"). The *Code of Business Conduct* and the *Code of Ethics* cover all areas of professional conduct, including conflicts of interest, disclosure obligations, insider trading and confidential information, as well as compliance with all laws, rules and regulations applicable to our business. The Company encourages all employees, officers and directors to promptly report any violations of any of the Company's policies. In the event that an amendment to, or a waiver from, a provision of the *Code of Business Conduct* or *Code of Ethics* that applies to any of our directors or executive officers is necessary, the Company intends to post such information on its Web site. A copy of our *Code of Business Conduct* and our *Code of Ethics* can be obtained from our Web site at *www.websense.com.*

(e) Audit Committee. Information concerning the audit committee of our Board of Directors and our designated "audit committee financial experts" is incorporated by reference from the section captioned "*Audit Committee*" contained in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 7, 2011.

Item 11. Executive Compensation

The information required by Item 11 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Compensation of Executive Officers"* in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 7, 2011.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 of Form 10-K concerning security ownership of certain beneficial owners and management is incorporated by reference from the information contained in the section captioned *"Security Ownership of Certain Beneficial Owners and Management"* in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 7, 2011.

The following table provides information as of December 31, 2010 with respect to the shares of the Company's common stock that may be issued under the Company's existing equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities subject to outstanding options, warrants and rights)
Equity compensation plans approved by security holders(1)	9,227,267	$21.61	8,011,065(3)
Equity compensation plans not approved by security holders(2)	1,634	$11.50	—
Total	9,228,901	$21.60	8,011,065

(1) Consists solely of the 2009 Equity Incentive Plan.

(2) Consists of 354,000 stock option grants made to certain new employees in 2002 in order to induce them to commence employment with the Company, of which 1,634 shares under options are outstanding. The outstanding stock options have substantially the same terms as stock options issued under the 2009 Equity Incentive Plan and have a weighted average exercise price of $11.50 per share.

(3) Consists of shares available for future issuance under the 2009 Equity Incentive Plan. As of December 31, 2010, an aggregate of 1,864,287 shares of Common Stock were available for issuance under the Employee Stock Purchase Plan and 6,146,778 shares of Common Stock were available for issuance under the 2009 Equity Incentive Plan.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by Item 13 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Transactions with Related Persons"* in the Company's Proxy Statement related to the Annual Meeting of Stockholders to be held on June 7, 2011.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Proposal 4: Ratification of Selection of Independent Registered Public Accounting Firm"* in the Company's Proxy Statement related to the Annual Meeting of Stockholders to be held on June 7, 2011.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. The following consolidated financial statements of Websense, Inc. are filed as part of this report under Item 8—Financial Statements and Supplementary Data:

Consolidated balance sheets—December 31, 2010 and 2009	54
Consolidated statements of operations—Years ended December 31, 2010, 2009 and 2008	55
Consolidated statements of stockholders' equity—Years ended December 31, 2010, 2009 and 2008	56
Consolidated statements of cash flows—Years ended December 31, 2010, 2009 and 2008	57
Notes to consolidated financial statements—December 31, 2010	58

2. Financial schedules required to be filed by Item 8 of this form:

Schedule II Valuation and Qualifying Accounts	91

Schedules not listed above have been omitted because they are not applicable, not required, or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

3. Exhibits

Exhibit Number	Description of Document
3.1(1)	Amended and Restated Certificate of Incorporation
3.2(1)	Amended and Restated Bylaws
4.1(2)	Specimen Stock Certificate of Websense, Inc.
10.1(2)*	Employment Agreement by and between Websense, Inc. and Douglas C. Wride, dated June 11, 1999
10.2(3)*	Amendment to Employment Agreement by and between Websense, Inc. and Douglas C. Wride, dated January 24, 2006
10.3(4)*	Employment Agreement by and between Websense, Inc. and Gene Hodges, dated January 9, 2006
10.4(5)*	Employment Agreement by and between Websense, Inc. and Arthur S. Locke III, dated July 28, 2009
10.5(6)*	Employment Agreement by and between Websense, Inc. and John McCormack, dated July 5, 2006
10.6(14)*	Employment Agreement by and between Websense, Inc. and Didier Guibal, dated July 14, 2009
10.7(1)*	2009 Equity Incentive Plan
10.8(1)*	Form of Stock Option Agreement under the 2009 Equity Incentive Plan
10.9(1)*	Form of Restricted Stock Unit Award Agreement under the 2009 Equity Incentive Plan
10.10(1)*	Form of Non-Discretionary Stock Option Agreement under the 2009 Equity Incentive Plan and Form of Early Exercise Stock Purchase Agreement under the 2009 Equity Incentive Plan
10.11(1)*	Form of Non-Discretionary Restricted Stock Unit Award Agreement under the 2009 Equity Incentive Plan

Exhibit Number	Description of Document
10.12*	2000 Amended and Restated Employee Stock Purchase Plan
10.13(2)	Form of Indemnification Agreement between Websense, Inc. and its directors
10.14(2)	Form of Indemnification Agreement between Websense, Inc. and its officers
10.15(7)	Lease Agreement between Websense, Inc. and Legacy-RECP Sorrento OPCO, LLC, dated April 19, 2002
10.16(7)	First Amendment to Lease between Websense, Inc. and Legacy-RECP Sorrento OPCO, LLC, dated October 1, 2002
10.17(7)	Second Amendment to Lease between Websense, Inc. and Sorrento Valley Road LLC, dated April 30, 2003
10.18(8)	Third Amendment to Lease between Websense, Inc. and Sorrento Valley Road LLC, dated July 30, 2004
10.19(3)	Fourth Amendment to Lease between Websense, Inc. and Sorrento Valley Road LLC, dated March 24, 2005
10.20(9)	Fifth Amendment to Lease between Websense, Inc. and Arden Realty Limited Partnership, dated December 21, 2006
10.21(9)	Sixth Amendment to Lease between Websense, Inc. and Arden Realty Limited Partnership, dated January 30, 2007
10.22(9)	Seventh Amendment to Lease between Websense, Inc. and Arden Realty Limited Partnership, dated February 12, 2007
10.23(10)	Eighth Amendment to Lease between Websense, Inc. and Creekside Property Holdings LLC, dated June 24, 2010
10.24(11)	Credit Agreement, dated October 22, 2010, among Websense, Inc., PortAuthority Technologies, Inc., Karabunga, Inc., Bank of America N.A. and the other Lenders (as defined therein).
10.26(12)*	Officer Change in Control Severance Benefit Plan
10.27(12)*	Form of Severance Plan Participation Agreement for Tier One Officers
10.28(12)*	Form of Severance Plan Participation Agreement for Tier Two Officers
10.29(12)*	Form of Severance Plan Participation Agreement for Tier Three Officers
10.20(13)*	2011 Management Bonus Plan
10.30(13)*	2011 EVP of Worldwide Sales Bonus Plan
10.31(14)*	Board of Directors Compensation Plan
10.32(15)*	2010 Bonus Program
10.33(15)*	2010 EVP of Worldwide Sales Bonus Program
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a)
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a)

Exhibit Number	Description of Document
32.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
32.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Indicates management contract or compensatory plan or arrangement.
(1) Filed as an exhibit to our Current Report on Form 8-K filed on June 19, 2009.
(2) Filed as an exhibit to our Registration Statement on Form S-1 and incorporated herein by reference.
(3) Filed as an exhibit to our Form 10-K (No. 000-30093) for the period ended December 31, 2005 filed on March 3, 2006 and incorporated herein by reference.
(4) Filed as an exhibit to our Form 8-K (No. 000-30093) filed on January 11, 2006 and incorporated herein by reference.
(5) Filed as an exhibit to our Form 8-K filed on July 28, 2009 and incorporated herein by reference.
(6) Filed as an exhibit to our Form 10-Q for the period ended March 31, 2008 filed on May 9, 2008 and incorporated herein by reference.
(7) Filed as an exhibit to our Form 10-Q (No. 000-30093) for the period ended June 30, 2003 filed on August 13, 2003 and incorporated herein by reference.
(8) Filed as an exhibit to our Form 10-Q (No. 000-30093) for the period ended September 30, 2004 filed on November 5, 2004 and incorporated herein by reference.
(9) Filed as an exhibit to our Form 8-K filed on February 22, 2007 and incorporated herein by reference.
(10) Filed as an exhibit to our Form 10-Q for the period ended June 30, 2010 filed on August 6, 2010 and incorporated herein by reference.
(11) Filed as an exhibit to our Form 8-K filed on October 26, 2010 and incorporated herein by reference.
(12) Filed as an exhibit to our Form 8-K filed on July 23, 2008 and incorporated herein by reference.
(13) Filed as an exhibit to our Form 8-K filed on February 1, 2011 and incorporated herein by reference.
(14) Filed as an exhibit to our Form 10-K for the period ended December 31, 2009 filed on February 25, 2010.
(15) Filed as an exhibit to our Form 8-K filed on February 24, 2010 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBSENSE, INC.

By: /s/ ARTHUR S. LOCKE III

Arthur S. Locke III
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GENE HODGES **Gene Hodges**	Director, Chief Executive Officer (principal executive officer)	February 10, 2011
/s/ ARTHUR S. LOCKE III **Arthur S. Locke III**	Sr. Vice President and Chief Financial Officer (principal financial and accounting officer)	February 10, 2011
/s/ JOHN B. CARRINGTON **John B. Carrington**	Chairman of the Board	February 10, 2011
/s/ MARK ST.CLARE **Mark St.Clare**	Director	February 10, 2011
/s/ BRUCE T. COLEMAN **Bruce T. Coleman**	Director	February 10, 2011
/s/ JOHN SCHAEFER **John Schaefer**	Director	February 10, 2011
/s/ GARY E. SUTTON **Gary E. Sutton**	Director	February 10, 2011
/s/ PETER WALLER **Peter Waller**	Director	February 10, 2011

Schedule II—VALUATION AND QUALIFYING ACCOUNTS

WEBSENSE, INC.
(in thousands)

A	B	C		D	E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts-Describe	Deductions-Describe	Balance at End of Period
YEAR ENDED DECEMBER 31, 2008					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	$2,131	$0	$ 0	$379(1)	$1,752
YEAR ENDED DECEMBER 31, 2009					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	$1,752	$0	$250(2)	$200(1)	$1,802
YEAR ENDED DECEMBER 31, 2010					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	$1,802	$0	$ 0	$646(3)	$1,156

(1) Uncollectible accounts written off, net of recoveries.

(2) Amount represents reserve recorded as a reduction of deferred revenue and represents customer balances deemed uncollectible. The reserve is amortized as a reduction of revenue over the average life of all subscriptions.

(3) The deductions of $646,000 in the year ended December 31, 2010 consisted of the reversal of reserves of $600,000 and $46,000 of uncollectible accounts written off.

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PROXY STATEMENT

websense
ESSENTIAL INFORMATION PROTECTION™

10240 Sorrento Valley Road
San Diego, California 92121

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 7, 2011

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Websense, Inc., a Delaware corporation ("Websense"). The meeting will be held on June 7, 2011 at 11:00 a.m. Pacific Daylight Time at 10240 Sorrento Valley Road, San Diego, California 92121, for the following purposes:

1. To elect the Board of Directors' seven nominees for director to serve until the next annual meeting and their successors are duly elected and qualified.
2. To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent registered public accounting firm of Websense for our fiscal year ending December 31, 2011.
3. To approve, on a non-binding advisory basis, the compensation of our named executive officers, as disclosed in this proxy statement.
4. To indicate, on a non-binding advisory basis, the preferred frequency of holding a non-binding advisory vote on the compensation of our named executive officers.
5. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the annual meeting is April 11, 2011. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on June 7, 2011 at 11:00 a.m. Pacific Daylight Time at 10240 Sorrento Valley Road, San Diego, California 92121.

The proxy statement and annual report to stockholders are available at http://investor.websense.com/. The Board of Directors recommends that you vote FOR one year as the preferred frequency of non-binding advisory votes to approve executive compensation and FOR each of the other proposals identified above.

By Order of the Board of Directors

Michael A. Newman,
Corporate Secretary

San Diego, California
April 27, 2011

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, or vote over the telephone or the Internet as may be made available to you by your broker, bank or other agent, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) has been provided for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

WEBSENSE, INC.
10240 Sorrento Valley Road
San Diego, California 92121

PROXY STATEMENT
FOR THE 2011 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On June 7, 2011

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why am I receiving these materials?

We have sent you these proxy materials because the Board of Directors of Websense, Inc. (sometimes referred to as "we" or "Websense") is soliciting your proxy to vote at the 2011 Annual Meeting of Stockholders, including any adjournments or postponements of the meeting. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or if made available to you by your broker, bank or other agent, vote over the telephone or through the Internet.

We intend to mail these proxy materials on or about April 27, 2011 to all stockholders of record entitled to vote at the annual meeting.

How do I attend the annual meeting?

The meeting will be held on Tuesday, June 7, 2011 at 11:00 a.m. local time at Websense. Directions to the annual meeting may be found at http://www.websense.com/site/footer/officedirections.html. Information on how to vote in person at the annual meeting is discussed below.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 11, 2011 will be entitled to vote at the annual meeting. On this record date, there were 40,088,440 shares of common stock outstanding and entitled to vote. Our stock transfer books will remain open between the record date and the date of the meeting. A list of stockholders entitled to vote at the annual meeting will be available for inspection at our executive offices.

Stockholder of Record: Shares Registered in Your Name

If on April 11, 2011 your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 11, 2011 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent. Under the rules of the New York Stock Exchange ("NYSE"), the proposal to approve the appointment of independent auditors is considered a "discretionary" item. This means that NYSE member brokerage firms may vote in their discretion on these matters on behalf of clients who have not furnished voting instructions at least 10 days before the date of the meeting. In contrast, the election of directors, the non-binding stockholder advisory vote on executive compensation and the non-binding stockholder advisory vote on the frequency of holding a non-binding advisory vote on executive compensation are "non-discretionary" items. This means NYSE member brokerage firms that have not received voting instructions from their clients on these proposals may not vote on them. These so-called "broker non-votes" will be included in the calculation of the number of votes considered to be present at the meeting for purposes of determining a quorum, but will not be considered in determining the number of votes necessary for approval and will have no effect on the outcome of the vote for directors, the non-binding advisory vote on executive compensation or the non-binding advisory vote on the preferred frequency of the non-binding advisory vote on executive compensation.

What am I voting on?

There are four matters scheduled for a vote:

1. Election of the seven nominees for director named herein.
2. Ratification of the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent registered public accounting firm of Websense for our fiscal year ending December 31, 2011.
3. Non-binding advisory approval of the compensation of our named executive officers, as disclosed in this proxy statement.
4. Non-binding advisory indication of the preferred frequency of holding a non-binding advisory vote on the compensation of our named executive officers.

What if another matter is properly brought before the meeting?

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment.

What are the recommendations of the Board of Directors?

The Board of Directors recommends a vote in favor of Proposals 1-3 listed above and for the one-year frequency option for Proposal 4 above.

How do I vote?

You may either vote "For" all of the nominees to the Board of Directors or you may "Withhold" your vote for any nominee you specify. With regard to your non-binding advisory vote on how frequently we should solicit stockholder non-binding advisory approval of the compensation of our named executive officers, you may vote for any one of the following: one year, two years or three years, or you may abstain from voting on that matter. For the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card, or, if made available to you by your broker, bank or other agent, vote over the telephone or through the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Websense. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker, bank or other agent. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

Internet proxy voting may be provided to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. Please be aware, however, that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 11, 2011.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all seven nominees for director, "For" the ratification of the selection of Ernst & Young LLP as the independent registered public accounting firm of Websense, "For" the non-binding advisory approval of the compensation of our named executive officers, and "For" one year as the preferred frequency of non-binding advisory votes to approve the compensation of our named executive officers. If any other matter is properly presented at the meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using their best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors, our employees and Computershare Trust Company, N.A. may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies, but Computershare Trust Company, N.A. will be paid its customary fee of approximately $20,000 plus out-of-pocket expenses if it solicits proxies. Computershare Trust Company, N.A. will mail a search notice to banks, brokers, nominees and street-name accounts to develop a listing of stockholders, distribute proxy materials to brokers and banks for subsequent distribution to beneficial holders of stock, and solicit proxy responses from holders of our common stock. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one set of proxy materials?

If you receive more than one set of proxy materials, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. You may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a timely written notice that you are revoking your proxy to our Corporate Secretary at 10240 Sorrento Valley Road, San Diego, California 92121.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

Your most current proxy card (or telephone or internet proxy if made available to you by your broker, bank or other agent) is the one that is counted.

If your shares are held by your broker as your nominee (that is, in "street name"), you should follow the instructions provided by the institution that holds your shares regarding how to instruct your broker to vote your shares.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 28, 2011 to our Corporate Secretary at 10240 Sorrento Valley Road, San Diego, California 92121. If you wish to bring a matter before the stockholders at next year's annual meeting, you must submit proposals or director nominations that are otherwise not to be included in our proxy materials for next year's annual meeting no later than February 8, 2012. Your notice to the Corporate Secretary must set forth as to each matter you propose to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) your name and address, as they appear on our books, (iii) the class and number of our shares which are beneficially owned by you, (iv) any material interest you may have in the business matter being proposed, and (v) any other information that is required to be provided by you pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in your capacity as a proponent to a stockholder proposal. You are also advised to review our bylaws, which contain additional requirements relating to the advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count, for the proposal to elect directors, votes "For," "Withhold" and broker non-votes; with respect to the proposal regarding frequency of holding a non-binding advisory vote on executive compensation, votes for frequencies of one year, two years or three years, abstentions and broker non-votes; and, with respect to other proposals, votes "For" and "Against," abstentions, and, if applicable, broker non-votes. Abstentions will be counted towards the vote total for the proposal, and, except in the case of Proposal 4 (Indication of preferred frequency of holding non-binding stockholder advisory vote on executive compensation), will have the same effect as "Against" votes. Broker non-votes and, in the case of Proposal 4, abstentions will have no effect and will not be counted towards the vote total.

What are "broker non-votes"?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the NYSE, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested) and, for the first time, under a new amendment to the NYSE rules, executive compensation, including the non-binding advisory stockholder votes on executive compensation and on the preferred frequency of holding a non-binding advisory vote on executive compensation.

How many votes are needed to approve each proposal?

- For the election of directors, the seven nominees receiving the most "For" votes from the holders of shares present in person or represented by proxy and entitled to vote on the election of directors will be elected. However, if the number of votes "For" any of the seven nominees does not exceed fifty percent (50%) of the total number of votes cast with respect to such nominee's election (from the holders of votes of shares either present in person or represented by proxy and entitled to vote), such nominee will promptly tender his resignation as a director, and the Nominating Committee of the Board of Directors will make a recommendation to the Board of Directors as to whether it is appropriate to accept such director's resignation. Only votes "For" or "Withheld" will affect the outcome of the election of directors.

- To be approved, Proposal 2, "Ratification of Selection of Independent Registered Public Accounting Firm," must receive "For" votes from the holders of a majority of shares either present in person or represented by proxy and entitled to vote. If you abstain from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

- To be approved, Proposal 3, "Non-Binding Stockholder Advisory Vote on Executive Compensation," must receive "For" votes from the holders of a majority of shares present either in person or represented by proxy and entitled to vote. If you abstain from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

- Regarding Proposal 4, "Non-Binding Stockholder Advisory Vote on the Frequency of Holding a Non-Binding Advisory Vote on Executive Compensation," the frequency receiving the greatest number of votes from the holders of shares present either in person or represented by proxy and entitled to vote will be considered the frequency preferred by the stockholders. Abstentions and broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present at the meeting in person or represented by proxy. On the record date, there were 40,088,440 shares outstanding and entitled to vote. Thus, the holders of 20,044,221 shares must be present in person or represented by proxy at the meeting to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of the shares present at the meeting, in person or represented by proxy, may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file within four business days of the annual meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results.

What proxy materials are available on the Internet?

The letter to stockholders, proxy statement, Form 10-K and annual report to stockholders are available at http://investor.websense.com/.

Proposal 1

ELECTION OF DIRECTORS

Our Board of Directors consists of seven directors. There are seven nominees for director this year. Proxies may not be voted for a greater number of persons than the number of nominees named in this proxy. Each of the nominees listed below is currently a director of Websense who was previously elected by the stockholders. If elected at the annual meeting, each of these nominees would serve until the 2012 annual meeting and until his successor has been duly elected and has qualified, or, if sooner, until the director's death, resignation or removal. It is our policy to invite directors and nominees for directors to attend the annual meeting. Two directors attended the 2010 Annual Meeting of Stockholders.

The seven nominees for election as directors receiving the most "For" votes from the holders of shares present in person or represented by proxy and entitled to vote on the election of directors will be elected. However, if the number of votes "For" any of the seven nominees does not exceed fifty percent (50%) of the total number of votes cast with respect to such nominee's election (from the holders of votes of shares either present in person or represented by proxy and entitled to vote), such nominee will promptly tender his resignation as a director, and the Nominating Committee of the Board of Directors will make a recommendation to the Board of Directors as to whether it is appropriate to accept such director's resignation.

The nominees for election have agreed to serve if elected, and management has no reason to believe that such nominees will be unavailable to serve. In the event the nominees are unable or decline to serve as directors at the time of the annual meeting, the proxies will be voted for any nominee who may be designated by the present Board of Directors to fill the vacancy.

NOMINEES FOR ELECTION FOR A ONE-YEAR TERM EXPIRING AT THE 2012 ANNUAL MEETING

The Nominating and Corporate Governance Committee (the "Nominating Committee") seeks to assemble a Board that, as a whole, possesses the appropriate balance of professional and industry knowledge, financial expertise and high-level management experience necessary to oversee and direct our business. The brief biographies below include information, as of the date of this proxy statement, regarding specific experience, qualifications, attributes or skills of each nominee that led the Nominating Committee to believe that such nominee should continue to serve on the Board.

John B. Carrington

John B. Carrington, age 67, has served as a director and Chairman of the Board of Websense since June 1999. Mr. Carrington also served as our Chief Executive Officer from May 1999 to January 2006, as well as our President from May 1999 to January 2003 and from August 2005 to January 2006. Prior to joining Websense, Mr. Carrington was Chairman, Chief Executive Officer and President of Artios, Inc., a provider of hardware and software design solutions to companies in the packaging industry, from August 1996 until it was acquired by BARCO n.a. in December 1998. He received his B.S. in Business Administration from the University of Texas. Mr. Carrington has significant knowledge of our operations and insight into our strategic plans as a result of his prior role as Websense's Chief Executive Officer. The Nominating Committee believes that Mr. Carrington's prior experience with Websense and his long tenure as our Chairman position him to contribute his extensive knowledge of Websense and the security software industry to the Board.

Bruce T. Coleman

Bruce T. Coleman, age 72, served as our interim Chief Executive Officer from November 1998 to May 1999, and continues to be a director, a position he has held since November 1998. Since November 1991, he has served as the Chief Executive Officer of El Salto Advisors, an interim executive firm. From April 2008 to November 2008, Mr. Coleman served as CEO of Openwave Systems, Inc., a provider of software and services for the mobile and cable industries. From November 2007 to April 2008, Mr. Coleman served as Chief Executive Officer of WebTrends, Inc., an Internet analytics company. From October 2006 to April 2007, Mr. Coleman served as interim Chief Executive Officer of WatchGuard Technologies, Inc., a provider of Internet security services. Mr. Coleman served as Chief Executive Officer of Vernier Networks, Inc., a provider of security solutions for mobile users, from January 2004 to June 2004. Mr. Coleman previously served on the board of directors of Printronix, Inc. He received a B.A. in Economics from Trinity College and an M.B.A. from Harvard Business School. Through his work as an interim chief executive officer for eighteen high tech companies and as a traditional chief executive officer for four companies, Mr. Coleman has demonstrated relevant executive officer experience in a wide variety of operating environments, including relevant experience in our industry through his work with Openwave Systems, WebTrends and WatchGuard Technologies. The Nominating Committee also believes Mr. Coleman's experience as a professional interim executive gives the Board visibility into a wide variety of compensation structures and management organizations both inside and outside of our core business.

Gene Hodges

Gene Hodges, age 59, has been the Chief Executive Officer of Websense since January 2006, and was our President from January 2006 to April 2007. He has been a director of Websense since January 2006. Prior to joining Websense, Mr. Hodges served as President of McAfee, Inc. from November 2001 to January 2006. Mr. Hodges served as President of the McAfee Product Group from January 2000 to November 2001, and from August 1998 to January 2000, he served as Vice President of Security Marketing. Mr. Hodges received a B.A. in Astronomy from Haverford College and completed the Harvard Advanced Management Program for business executives. The Nominating Committee believes Mr. Hodges' role as Chief Executive Officer of Websense provides invaluable insight into the management and daily operations of Websense. In addition, Mr. Hodges' previous experience as an executive in the security software industry provides the Board with operational and industry expertise.

John F. Schaefer

John F. Schaefer, age 68, has served as a director since May 2001. In June, 2010, Mr. Schaefer joined the Board of Directors of Intevac, a publicly held provider of advanced equipment and products to the hard disk drive, solar, semiconductor and photonics industries. From November 1994 to April 2001, Mr. Schaefer served as Chairman and Chief Executive Officer of Phase Metrics, which was a publicly traded producer of technically advanced process and production test equipment for the data storage industry until substantially all of its assets were purchased by KLA-Tencor Corporation. From 1992 to 1994, Mr. Schaefer was President, Chief Operating Officer and a director of McGaw, Incorporated, a producer of intravenous products and devices. He received a B.S. in Engineering from the United States Naval Academy and an M.B.A. from Harvard Business School. The Nominating Committee believes that Mr. Schaefer's prior experience as a chief executive officer of a large public company and current experience as a member of another public company board of directors is beneficial to the Board. Mr. Schaefer has overseen multiple acquisitions and strategic transactions during his tenure as an executive officer at a variety of companies, and that experience was beneficial to the Board during our acquisitions and subsequent integrations of PortAuthority Technologies and SurfControl plc.

Gary E. Sutton

Gary E. Sutton, age 68, has served as a director since June 1999. Mr. Sutton retired in August 2000 from Skydesk, Inc., a provider of online data protection services, after serving as its President, Chief Executive Officer and Chairman since January 1996. From 1990 to 1995, Mr. Sutton was chairman of Knight Protective Industries, a security systems provider. Mr. Sutton was also a co-founder of Teledesic, Inc., a low-earth orbit telecommunications service. He received his B.S. from Iowa State University. The Nominating Committee believes that Mr. Sutton's status as a nationally recognized author and top-rated speaker regarding organizational strategies has provided the Board with continuing insight into the best operational and management practices of public companies. Also, Mr. Sutton is an active investor in start-up enterprises which provides the Board perspective on emerging areas in our security software market.

Mark S. St.Clare

Mark S. St.Clare, age 64, has served as a director since October 2002. Since June 2007, Mr. St.Clare has served on the Board of Directors of Auxilio, Inc., a publicly held healthcare document services company. From November 2000 to October 2002, Mr. St.Clare served as Chief Financial Officer of Access360, a provider of identity management software, until that company's acquisition by IBM. Mr. St.Clare previously served as Chief Financial Officer of Nexgenix, Inc., a supplier of Internet professional services, from February 2000 to November 2000. From January 1985 to February 2000, Mr. St.Clare served as Senior Vice President and Chief Financial Officer of FileNET Corporation, a publicly held software company. Mr. St.Clare also served as Corporate Secretary of FileNET from June 1993 to February 1999. He received a B.S. in Business Administration from the University of Denver. The Nominating Committee believes that Mr. St.Clare's prior experience as a public company chief financial officer contributes to the Board's understanding of the increasing complexity of financial accounting and financial operations. In addition, Mr. St.Clare provides leadership for the Board in working directly with our independent registered public accounting firm when and as needed.

Peter C. Waller

Peter C. Waller, age 56, has served as a director since March 2001. From July 2009 to November 2010, Mr. Waller served as the Chief Executive Officer of Corinthian Colleges, Inc., one of the largest for-profit post-secondary education systems in North America. Mr. Waller previously served as President and Chief Operating Officer of Corinthian Colleges from February 2006 to June 2009. From October 2004 to January 2006, Mr. Waller served as Executive Partner of ThreeSixty Sourcing, a provider of imported consumer goods, where he served as Chief Executive Officer from March 2001 until October 2004. From June 1997 to July 2000, Mr. Waller served as the President of Taco Bell Corp., an international food service chain that became a subsidiary of Tricon Global Restaurants after it was spun off from Pepsico in 1997. Mr. Waller previously served as Chief Marketing Officer of Taco Bell Corp. from January 1996 to May 1997. From 1990 to 1995, Mr. Waller held senior marketing positions with KFC, an international food service chain, in Western Europe, Australia and for the last two of those years, as Chief Marketing Officer of the USA operations. Mr. Waller received his M.A. from Oxford University, England. The Nominating Committee believes that Mr. Waller's recent experience as a chief executive officer provides the Board with an expanded perspective on the operations and management policies of a public company outside of our core market. In addition, Mr. Waller is an accomplished senior executive in marketing and branding with experience in both the U.S. and international markets. The Nominating Committee believes this experience is invaluable as Websense continues to market its products and develop brand recognition on a worldwide basis.

Your Board of Directors recommends a vote "FOR" each director nominee.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

INDEPENDENCE AND LEADERSHIP OF THE BOARD OF DIRECTORS

As required under the NASDAQ Stock Market ("NASDAQ") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with Websense's counsel to ensure that the Board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of NASDAQ, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her family members, and Websense, our senior management and our independent registered public accounting firm, the Board has affirmatively determined that the following six directors are independent directors within the meaning of the applicable NASDAQ listing standards: Mr. Carrington, Mr. Coleman, Mr. Schaefer, Mr. St.Clare, Mr. Sutton, and Mr. Waller. In making this determination, the Board found that none of the directors or nominees for director had a material or other disqualifying relationship with Websense. Mr. Carrington, our Chairman and former President and Chief Executive Officer, was employed by Websense through June 2006 and because his employment ended more than three years ago, the Board has determined Mr. Carrington to be independent. Mr. Hodges, our current Chief Executive Officer, is not independent by virtue of his current employment with Websense.

The Board of Directors provides oversight of management and holds it accountable for performance. The Board of Directors has determined that this responsibility is best served when the Board of Directors functions as a body distinct from management, capable of objective judgment regarding management's performance. Accordingly, the Board of Directors has determined the position of Chairman should be distinct from the position of Chief Executive Officer in order to provide the Board of Directors with independent leadership. The Board has also appointed a Lead Independent Director who is responsible for presiding at all meetings of the Board at which the Chairman is not present; serving as liaison between the Chairman and the other independent directors; approving information sent to the Board, meeting agendas for the Board and meeting schedules; and calling meetings of the independent directors as needed or appropriate.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors met twelve times during the last fiscal year. Each Board member attended 75% or more of the aggregate number of the meetings of the Board and of the committees on which he served, held during the portion of the last fiscal year for which he was a director or committee member, respectively.

As required under applicable NASDAQ listing standards, in fiscal 2010, our independent directors met five times in regularly scheduled executive sessions at which only independent directors were present. Persons interested in communicating with the independent directors regarding their concerns or issues may address correspondence to a particular director or to the independent directors generally, in care of Websense at 10240 Sorrento Valley Road, San Diego, California 92121. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chairpersons of the Audit, Compensation, or Nominating and Corporate Governance Committee.

In 2010, the Board had three committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for 2010 for each of the Board committees:

Name	Audit	Compensation	Nominating and Corporate Governance
John Carrington			
Bruce Coleman		X*	
Gene Hodges			
John Schaefer	X		X*
Mark St.Clare	X*		X
Gary Sutton	X	X	X
Peter Waller	—	X	—
Total meetings in fiscal year 2010	11	11	5

* Committee Chairperson

Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable NASDAQ rules and regulations regarding "independence" and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to Websense. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities.

THE BOARD'S ROLE IN RISK OVERSIGHT

One of the Board's key functions is informed oversight of Websense's risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight. The Board regularly receives presentations from Websense's senior management concerning financial, operational, product development and strategy and legal matters that cover areas of operational, competitive, financial and legal risk for Websense and monitors and assesses strategic risk exposure, determining the nature and level of risk appropriate for the Company. The Audit Committee and the full Board consider the risks associated with Websense's subscription model and worldwide operations and focus review on risk areas for software companies with substantial international operations, including revenue recognition, currency-related risks, hedging-related risks and income tax-related risks. The Audit Committee and full Board also regularly review our compliance with covenants in our credit facility, our level of cash reserves and our uses of cash. The Compensation Committee assesses and monitors whether any of Websense's compensation policies and programs has the potential to encourage excessive risk-taking. The General Counsel reports to the Board on litigation and material claims threatened or brought against Websense. Websense employs an internal audit function and the internal audit team is responsible for review of internal procedures for identifying and addressing operational risks and for assessing the adequacy of internal controls over financial reporting. The Senior Director of Internal Audit reports jointly to the Audit Committee and to our Chief Financial Officer and regularly presents reports to the Audit Committee.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors was established by the Board in accordance with Section 3(a)(58)(A) of the 1934 Act to oversee our corporate accounting and financial reporting processes and audits of our financial statements. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; reviews and approves the appropriateness of any indemnification provisions with the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; reviews and approves or rejects transactions between Websense and any related persons; confers with management and the independent registered public accounting firm regarding the effectiveness of internal control over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; is directly responsible for the appointment of the Senior Director of Internal Audit and meets separately with the Senior Director of Internal Audit at least annually; and reviews and discusses with management and the independent registered public accounting firm the annual audited financial statements and quarterly financial statements, including Websense's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the Audit Committee reviews and discusses with management and, as appropriate, the independent registered public accounting firm, our guidelines and policies with respect to risk assessment and risk management including our major financial risk exposures and the steps taken by management to monitor and control such exposures. The Audit Committee has adopted a written Audit Committee Charter that is available to stockholders on our corporate website at http://investor.websense.com/.

The Board of Directors annually reviews the composition of the Audit Committee, including the NASDAQ listing standards' definition of independence for Audit Committee members, and has determined that the Audit Committee is composed pursuant to Rule 5605(c)(2) of the NASDAQ listing standards and that all members of our Audit Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Board of Directors has also determined that all members of the Audit Committee qualify as "audit committee financial experts," as defined in applicable Securities and Exchange Commission ("SEC") rules. The Board made a qualitative assessment of each Audit Committee member's level of knowledge and experience based on a number of factors, including their formal education, experience as a principal financial officer for public reporting companies and/or experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS*

The Audit Committee reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2010 with our management. The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended (AICPA, *Professional Standards,* Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Submitted by the Audit Committee of the Board of Directors,
Mark S. St.Clare
John F. Schaefer
Gary E. Sutton

* The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with the SEC, and is not deemed to be incorporated by reference into any filing of Websense under the Securities Act of 1933, as amended (the "1933 Act") or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

COMPENSATION COMMITTEE

All members of our Compensation Committee (the "Compensation Committee") are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Compensation Committee has adopted a written Compensation Committee Charter that is available to stockholders on our corporate website at http://investor.websense.com/.

The Compensation Committee acts on behalf of the Board to review, adopt and oversee our compensation strategy, policies, plans and programs including:

- the establishment of corporate and individual performance objectives relevant to the compensation of our executive officers, other senior management and directors and evaluation of performance in light of these stated objectives;
- the determination of whether Websense's compensation policies create risk-taking incentives that are reasonably likely to have a material adverse effect on Websense;
- the review and approval of the compensation and other terms of employment or service, including severance and change-in-control arrangements, of our Chief Executive Officer and the other executive officers and directors;
- administration of our equity and other incentive compensation plans; and
- the review with management and approval of our disclosures under the caption "Compensation Discussion and Analysis" for use in any of Websense's annual reports on Form 10-K, registration statements, proxy statements or information statements.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets at least quarterly, and with greater frequency if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the Chief Executive Officer and the General Counsel. The Compensation Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, to provide financial or other background information or advice, or to otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in or be present during any determination of the Compensation Committee regarding his compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee direct, independent and confidential access to our other directors, management and personnel to carry out the Compensation Committee's purpose. The Compensation Committee has authority to obtain compensation surveys, reports on the design and implementation of compensation programs for our directors, officers and employees, and other data and documentation, as well as authority to obtain, at the expense of Websense, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms.

During the past fiscal year, the Compensation Committee engaged Frederic W. Cook & Co., Inc ("FW Cook") as a compensation consultant. The Compensation Committee requested that FW Cook perform an overall assessment of our senior executive compensation program, including analyses of competitive base salaries, annual incentives, and the annualized fair value of long-term equity compensation (i.e., total direct compensation) for purposes of assisting in the design of the 2011 compensation program.

Under its charter, the Compensation Committee may form, and delegate authority to, subcommittees, as appropriate. In 2000, the Compensation Committee formed the Special Stock Award Committee of our Board of

Directors, currently composed of our Chief Executive Officer, Gene Hodges, and our Chairman of the Board, John Carrington, to which it delegated authority to grant, without any further action required by the Compensation Committee, stock options and restricted stock units to employees who are not executive officers of Websense subject to the short-swing profit restrictions under Section 16 of the 1934 Act (such officers, the "Section 16 Officers"). The purpose of this delegation of authority is to ease option administration within Websense and to facilitate the timely grant of equity awards to all eligible individuals other than Section 16 Officers, within specified guidelines provided by the Compensation Committee. The Board or the Compensation Committee must grant all equity awards to Section 16 Officers. As part of its oversight function, the Compensation Committee reviews the list of grants made by the Special Stock Award Committee.

The Compensation Committee reviews and determines, on an annual basis, the compensation to be paid to our Chief Executive Officer and each of our executive officers. On an annual basis, the Compensation Committee, along with the Board of Directors, evaluates the performance of the Chief Executive Officer. The Chief Executive Officer and our other executive officers evaluate the performance of the various officers who directly or indirectly report to them. The Chief Executive Officer also evaluates the performance of our other executive officers, and then makes recommendations to the Compensation Committee with respect to annual salary adjustments and annual equity awards. The Compensation Committee can exercise its discretion in modifying any recommended salary adjustments or discretionary cash or equity-based awards to officers. As part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, executive and director stock ownership information, Websense stock performance data, analyses of historical executive compensation levels and current Websense and industry-wide compensation levels, including analyses of executive and director compensation paid at other companies identified through surveys conducted by reputable companies such as the Radford Executive Compensation Survey or consultants such as FW Cook.

During the past fiscal year, our management, with the approval of the Compensation Committee, retained the services of Radford, an Aon Consulting company ("Radford") as a compensation consultant assisting management in evaluating proposals submitted to the Compensation Committee and FW Cook for consideration.

In addition, the Compensation Committee determines whether any compensation policies create risk-taking incentives that are reasonably likely to have a material adverse effect on Websense. The Compensation Committee has determined that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on Websense.

The specific processes and determinations of the Compensation Committee with respect to executive compensation for fiscal year ended December 31, 2010 are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, our Compensation Committee consists of Mr. Coleman, Mr. Sutton and Mr. Waller. Mr. Coleman served as our interim Chief Executive Officer from November 1998 to May 1999. No other member of the Compensation Committee has been a contractor, officer or employee of Websense at any time. None of our executive officers serves as a member of the Board of Directors or Compensation Committee of any other company that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS*

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis (the "CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the CD&A be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Submitted by the Compensation Committee of the Board of Directors,
Bruce T. Coleman
Gary E. Sutton
Peter C. Waller

---

* The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with the SEC, and is not deemed to be incorporated by reference into any filing of Websense under the 1933 or 1934 Act, other than our Annual Report on Form 10-K.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating Committee is responsible for identifying, reviewing and evaluating candidates to serve as directors of Websense (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors, selecting candidates for election to the Board of Directors, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board, and developing a set of corporate governance principles for Websense. All members of the Nominating Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). Our Nominating Committee charter is available to stockholders on our corporate website at http://investor.websense.com/.

The Nominating Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements and having the highest personal integrity and ethics. The Nominating Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of Websense, demonstrating excellence in his or her field, diversity in personal and professional backgrounds, skills and experience, including appropriate financial and other expertise relevant to Websense's business, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. Under our Corporate Governance Guidelines, directors may be on no more than four additional public company boards of directors. A Board member, including the Chief Executive Officer, who ceases to be actively employed in his or her principal business or profession, or experiences other changed circumstances that could pose a conflict of interest, diminish his effectiveness as a Board member, or otherwise be detrimental to us, shall offer to resign from the Board. The Nominating Committee will then evaluate whether the Board should accept the resignation based on a review of whether the individual continues to satisfy the Board's membership criteria in light of his or her changed circumstances. Other than the limitations in the Corporate Governance Guidelines, the Nominating Committee retains the right to modify the director qualifications from time to time.

Candidates for director nominees are reviewed in the context of the current composition of the Board, our operating requirements and the long-term interests of stockholders. In conducting this assessment, the Nominating Committee typically considers age, diversity, skills, and such other factors as it deems appropriate given the current needs of the Board and Websense to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating Committee reviews these directors' overall service to Websense during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair these directors' independence. In the case of new director candidates, the policy of the Nominating Committee is to determine whether the nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating Committee's policy is to use the Board's and management's network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm, and then to conduct any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating Committee meets to discuss and consider such candidates' qualifications and then selects a nominee by majority vote. The Nominating Committee was formed in 2003. To date, the Nominating Committee has nominated incumbent director candidates, has not needed to identify or evaluate any new director candidates, and therefore has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

The Nominating Committee will consider director candidates recommended by stockholders. The Nominating Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Nominating Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Nominating Committee at the following address: 10240 Sorrento Valley Road, San Diego, California 92121, not less than 120 days prior to the first anniversary of the preceding year's annual meeting. Submissions must include with respect to each person whom the nominating stockholder proposes to nominate for election or re-election as a director: (i) the name, age, business address and residence address of the proposed nominee, (ii) the principal occupation or employment of the proposed nominee, (iii) the class and number of shares of Websense that are beneficially owned by the proposed nominee, (iv) the date or dates on which the shares were acquired and the investment intent of the acquisition, (v) a description of all arrangements or understandings between the nominating stockholder and the proposed nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the nominating stockholder, and (vi) any other information relating to the proposed nominee that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation the proposed nominee's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected). The nominating stockholder must also include: (i) the name and address, as they appear on our books, of the nominating stockholder, (ii) the class and number of shares of Websense common stock which are beneficially owned by the nominating stockholder, and (iii) any material interest of the nominating stockholder in such nomination. To date, the Nominating Committee has not received, thus has not accepted nor rejected, any director nominees from a stockholder.

Our Corporate Governance Guidelines include a set of Equity Ownership Guidelines, which are intended to align the interests of the directors with those of our stockholders and to promote our commitment to sound corporate governance. The Equity Ownership Guidelines apply to all of the non-employee members of the Board (each, a "Non-Employee Director"), and require each Non-Employee Director to accumulate and maintain a number of shares of our stock, restricted stock, or restricted stock units equal to three times the Non-Employee Director's annual retainer divided by the closing price of our common stock on the later of the date our Board adopted the Equity Ownership Guidelines or the date the director first became a Non-Employee Director. Each Non-Employee Director should accumulate this number of shares within five years of the later of the date our Board adopted the Equity Ownership Guidelines or the date the director first became a Non-Employee Director. The required number of shares is recalculated on the first business day of each of our fiscal years and whenever a Board member's annual retainer changes. If the required number of shares is recalculated within one year before the end of a Non-Employee Director's five year compliance period, the Non-Employee Director should accumulate the required number of shares within one year following the date of the recalculation. This summary is qualified in its entirety by reference to the complete text of our Corporate Governance Guidelines, which can be obtained from our website at http://investor.websense.com/.

MAJORITY VOTING

In January 2007, we adopted a "Majority Voting" policy as part of our Corporate Governance Guidelines. The Majority Voting policy was amended and moved into our Bylaws in March 2009. Under this policy, a nominee for director shall be elected if the votes cast "for" such nominee's election exceed fifty percent (50%) of the total number of votes cast with respect to such nominee's election (a "Majority Vote"); provided, however, that directors shall be elected by a plurality of the votes cast at any Annual Meeting of Stockholders for which there is a contested election. If any nominee for director does not receive a Majority Vote at his or her election, other than in connection with a contested election, the director shall promptly tender his or her resignation to the Board of Directors and the Nominating Committee of the Board of Directors will undertake an evaluation of the appropriateness of the director's continued service on the Board of Directors, and will make a recommendation to the Board of Directors as to whether it is appropriate to accept such director's resignation. The Nominating Committee may consider any facts and circumstances it deems relevant.

The Nominating Committee's evaluation will begin promptly following certification of the voting results and the Nominating Committee will submit a recommendation to the Board of Directors promptly following completion of the evaluation. In reviewing the Nominating Committee's recommendation, the Board of Directors will consider the factors evaluated by the Nominating Committee and any additional information and factors the Board believes to be relevant.

Any director who is the subject of the evaluation described in this section will not participate in Nominating Committee or Board of Directors' considerations of the appropriateness of his or her continued service, except to respond to requests for information. If a majority of the members of the Nominating Committee are subject to this evaluation process, then the independent directors on the Board (as most recently determined by the Board pursuant to applicable NASDAQ guidelines) who are not subject to the evaluation will appoint a Board committee comprised of independent directors, who are not being evaluated, solely for the purpose of conducting the required evaluation. The special committee will make the recommendation to the Board otherwise required of the Nominating Committee.

The Board of Directors will act on the Nominating Committee's recommendation and publicly disclose its decision and the rationale behind it within ninety (90) days from the date of the certification of the election results.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

We have a formal process by which stockholders may communicate with the Board or any of our directors. Stockholders who wish to communicate with the Board may do so by sending written communications addressed to the Corporate Secretary of Websense at 10240 Sorrento Valley Road, San Diego, California 92121. All communications will be compiled by the Corporate Secretary of Websense and submitted to the Board or the individual directors on a periodic basis. These communications will be reviewed by one or more officers of Websense designated by the Board, who will determine whether they should be presented to the Board. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications). All communications directed to the Audit Committee in accordance with our Code of Business Conduct that relate to questionable accounting or auditing matters involving Websense will be promptly and directly forwarded to the Audit Committee.

LEAD INDEPENDENT DIRECTOR

The Board annually selects one independent director to serve as the Lead Independent Director for all meetings of the non-management directors held in executive session in order to further balance the power amongst the Board. The Lead Independent Director also has other authority and responsibilities that are described in the charter of the Lead Independent Director and in our Bylaws, both of which are available at http://investor.websense.com/. John F. Schaefer currently serves as the Lead Independent Director.

CODE OF BUSINESS CONDUCT AND CODE OF ETHICS

We have adopted a Code of Business Conduct which, together with the policies referred to therein, is applicable to all directors, officers and employees of Websense. In addition, we have adopted a Code of Ethics for the Chief Executive Officer, Senior Financial Officers and all Finance, Tax and Accounting Department Personnel ("Code of Ethics"). The Code of Business Conduct and the Code of Ethics cover all areas of professional conduct, including conflicts of interest, disclosure obligations, insider trading and confidential information, as well as compliance with all laws, rules and regulations applicable to our business. We encourage all employees, officers and directors to promptly report any violations of any of our policies. In the event that an amendment to, or a waiver from, a provision of the Code of Business Conduct or Code of Ethics that applies to any of our directors or executive officers is necessary, we intend to post such information on our website. Copies of our Code of Business Conduct and our Code of Ethics can be obtained from our website at http://investor.websense.com/.

CORPORATE GOVERNANCE GUIDELINES

The Board of Directors has documented many of our governance practices in our Corporate Governance Guidelines in order to assure that the Board will have the necessary authority and practices in place to review and evaluate Websense's business operations as needed and to make decisions that are independent of Websense's management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The guidelines are reviewed annually and revised as necessary. The Corporate Governance Guidelines set forth the practices the Board intends to follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, board committees, board and committee self-evaluation, director orientation and continuing education, director share ownership requirements and director compensation. The Corporate Governance Guidelines are available to stockholders on our corporate website at http://investor.websense.com/.

Proposal 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011 and has further directed that management submit the selection of an independent registered public accounting firm for ratification by the stockholders at the annual meeting. Ernst & Young LLP has audited our financial statements since our initial public offering in March 2000. Representatives of Ernst & Young LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or laws require stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of Websense and our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

The following table shows aggregate fees billed to us for the fiscal years ended December 31, 2010 and December 31, 2009, by Ernst & Young LLP, our independent registered public accounting firm.

	Fiscal Year	
	2010	2009
	(in thousands)	
Audit, Audit-Related and Tax Compliance Fees		
Audit Fees (for annual audit of the consolidated financial statements and the effectiveness of internal control over financial reporting; reviews of our quarterly reports on Form 10-Q; review of the annual proxy statement; comfort letters and consents for Websense filings on Form S-8; and statutory and group audits required internationally)(1)	$ 949	$1,150
Audit-Related Fees (for consultation regarding financial accounting and reporting standards and due diligence related to acquisitions)(2)	$ 2	203
Tax Compliance Fees (for U.S. and international income tax compliance)(2)	$ 287	$ 114
Consulting Fees		
Tax Consulting (international distribution restructuring and other consulting)(3)	$ 731	$ 226
Total Fees	$1,969	$1,693

(1) Includes fees and out-of-pocket expenses, whether or not yet billed.
(2) Includes amounts billed and related out-of-pocket expenses for services rendered during the year.
(3) Includes amounts billed and related out-of-pocket expenses for services rendered during the year, with 2010 including tax consulting fees related to our global distribution restructuring.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Ernst & Young LLP. The Audit Committee generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. All fees described in the table above were pre-approved by the Audit Committee.

The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the independence of the registered public accounting firm.

Your Board of Directors recommends a vote "FOR" the ratification of Websense's selection of Ernst & Young LLP

Proposal 3

NON-BINDING STOCKHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and Section 14A of the 1934 Act, our stockholders are now entitled to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The Compensation Committee believes that the most effective executive compensation programs are designed to attract and retain key employees, reward the achievement of annual and strategic corporate and individual objectives, and reward superior performance. The compensation plans must be integrated with our short-term and long-term objectives and strategic goals, which are designed to align the interests of our key employees with the interests of our stockholders and ensure that compensation is meaningfully related to the value created for our stockholders. The Compensation Committee evaluates both performance and compensation to make sure that compensation provided to key employees remains competitive relative to the compensation paid to executives at peer companies. The Compensation Committee believes that our compensation programs should include short and long-term components, cash and equity-based compensation and should reward performance as measured against established Websense goals. The Compensation Committee and Websense's management also believe that the proportion of at-risk, performance-based compensation should rise as an employee's level of responsibility increases. The Compensation Committee believes that Websense's overall mix of short and long-term compensation and fixed versus performance-based compensation creates appropriate incentives to maximize the long-term returns of stockholders and does not award risk-taking to the detriment of our stockholders.

We also believe that both Websense and our stockholders benefit from responsive corporate governance policies and constructive and consistent dialogue. This proposal, commonly referred to as the "Say on Pay" proposal, is intended to give you, as a Websense stockholder, the opportunity to endorse or not endorse the compensation we paid to our named executive officers for fiscal 2010 by voting to approve or not approve such compensation as described in this proxy statement.

The Compensation Committee has overseen the development of our executive compensation program, as described more fully in the "Compensation of Executive Officers" section of this proxy statement. The Compensation of Executive Officers section describes and explains our executive compensation policies and practices and the process that was used by the Compensation Committee to reach its decisions on the compensation of our named executive officers for fiscal 2010. It also contains a discussion and analysis of each of the primary components of our executive compensation program.

The Compensation Committee and our Board of Directors continually review best practices in corporate governance and executive compensation and, in fiscal 2010, the Compensation Committee reviewed the executive compensation structure to ensure that Websense meets industry standards for executive compensation. For the reasons discussed above, our Board of Directors recommends that our stockholders indicate their support for the compensation of Websense's named executive officers as described in this proxy statement by casting a non-binding advisory vote "FOR" the following resolution:

> "RESOLVED, that the compensation paid to Websense's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Please note that your vote is advisory and will not be binding upon Websense or our Board of Directors. However, our Board of Directors and the Compensation Committee value the opinions that our stockholders express in their votes and in any additional dialogue. Consequently, the Compensation Committee intends to take into account the outcome of the vote and those opinions when considering future executive compensation decisions for our executive officers.

Advisory approval of this proposal requires the vote of the holders of a majority of the shares present, in person, or represented by proxy and entitled to vote at the annual meeting.

Your Board of Directors recommends a vote "FOR" approval of executive compensation.

Proposal 4

NON-BINDING STOCKHOLDER ADVISORY VOTE ON THE FREQUENCY OF HOLDING A NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act and Section 14A of the 1934 Act also enable Websense's stockholders to indicate their preference regarding how frequently Websense should solicit a non-binding advisory vote on the compensation of our named executive officers as disclosed in Websense's proxy statements. Accordingly, Websense is asking stockholders to indicate whether, going forward, the "Say on Pay" non-binding advisory vote by stockholders to approve compensation will occur every one, two, or three years. You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to this proposal.

After careful consideration of the benefits and consequences of each alternative, the Board has determined that a non-binding advisory vote on executive compensation that occurs every year is the most appropriate alternative for Websense, and therefore recommends that you vote for a one year interval for the non-binding advisory vote on executive compensation. While Websense's executive compensation programs are designed to promote a long-term connection between pay and performance, the Board recognizes that executive compensation disclosures are made annually. Given that the "Say on Pay" non-binding advisory vote provisions are new, holding an annual non-binding advisory vote on executive compensation provides Websense with more direct and immediate feedback on our compensation policies. However, stockholders should note that because the non-binding advisory vote on executive compensation occurs well after the beginning of the compensation year, and because the different elements of our executive compensation programs are designed to operate in an integrated manner and to complement one another, in many cases it may not be appropriate or feasible to change our executive compensation programs in consideration of any one year's non-binding advisory vote on executive compensation. We believe that an annual non-binding advisory vote on executive compensation is consistent with our practice of seeking input and engaging in dialogue with our stockholders on corporate governance maters and our executive compensation, philosophy, policies and practices.

Accordingly, the Board is asking stockholders to indicate their preferred voting frequency by voting for one, two or three years or abstaining from voting on the resolution below:

> "RESOLVED, that the alternative of soliciting non-binding advisory stockholder approval of the compensation of Websense's named executive officers once every one, two or three calendar years that receives the highest number of votes from the holders of shares present in person or represented by proxy and entitled to vote at the annual meeting shall be considered the frequency preferred by the stockholders."

The Board and the Compensation Committee value the opinions of the stockholders in this matter and, to the extent there is any significant vote in favor of one frequency over the other options, even if less than a majority, the Board will consider the stockholders' concerns and evaluate any appropriate next steps. However, because this vote is advisory and therefore not binding on the Board, it may decide that it is in the best interests of the stockholders that Websense hold a non-binding advisory vote on executive compensation more or less frequently than the option preferred by the stockholders. The vote will not be construed to create or imply any change or addition to the fiduciary duties of the Board.

Your Board of Directors recommends a vote "FOR" the 1 year frequency for the executive compensation vote.

OTHER MATTERS

We know of no other matters that will be presented for consideration at the annual meeting. If any other matters properly come before the annual meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend. By execution of the enclosed proxy, you grant discretionary authority with respect to such other matters.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of February 28, 2011 by: (i) each director and nominee for director, (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of Websense as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Except as otherwise noted, the address of each person listed in the table is c/o Websense, Inc., 10240 Sorrento Valley Road, San Diego, California 92121. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G as filed with the SEC. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. The applicable percentage of ownership for each stockholder is based on 40,442,577 shares of common stock outstanding as of February 28, 2011, together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned that are exercisable on or before April 29, 2011 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights but are not deemed outstanding for computing the percentage ownership of any other person.

Name and Address	Number of Shares Beneficially Owned	Percent (%)
Named Executive Officers, directors and nominees for directors:		
Gene Hodges(1)	1,584,585	3.79%
John R. McCormack(2)	356,724	*
Didier Guibal(3)	57,527	*
Arthur S. Locke III	17,573	*
Michael A. Newman(4)	191,959	*
John B. Carrington(5)	313,962	*
Bruce T. Coleman(6)	143,352	*
John F. Schaefer(7)	134,352	*
Mark St.Clare(8)	90,352	*
Gary E. Sutton(9)	65,732	*
Peter C. Waller(10)	68,352	*
5% Stockholders		
Osterweis Capital Management(11) One Maritime Plaza Suite 800 San Francisco, CA 94111	3,991,959	9.87%
BlackRock, Inc.(12) 40 East 52nd Street New York, NY 10022	3,398,621	8.40%
Artisan Partners Limited Partnership(13) 875 East Wisconsin Avenue, Suite 800 Milwaukee, WI 53202	2,456,137	6.07%
PRIMECAP Management Company(14) 225 South Lake Ave., #400 Pasadena, CA 91101	2,139,400	5.29%
The Vanguard Group, Inc.(15) 100 Vanguard Blvd. Malvern, PA 19355	2,095,434	5.18%
Wellington Management Company, LLP(16) 280 Congress Street Boston, MA 02210	2,095,004	5.18%
All of our executive officers and directors as a group(11 persons)(17)	3,024,470	7.01%

* Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1) Includes 1,416,666 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2011.

(2) Includes 347,499 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2011.

(3) Includes 41,666 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2011.

(4) Includes 184,207 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2011.

(5) Includes 311,799 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2011, of which 1,834 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 1,689 shares which have vested pursuant to a grant of restricted stock units that will not be delivered until June 8, 2011.

(6) Includes 71,189 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2011, of which 1,834 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 1,689 shares which have vested pursuant to a grant of restricted stock units that will not be delivered until June 8, 2011.
(7) Includes 126,189 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2011, of which 1,834 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 1,689 shares which have vested pursuant to a grant of restricted stock units that will not be delivered until June 8, 2011.
(8) Includes 86,189 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2011, of which 1,834 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 1,689 shares which have vested pursuant to a grant of restricted stock units that will not be delivered until June 8, 2011.
(9) Includes 61,189 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2011, of which 1,834 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 1,689 shares which have vested pursuant to a grant of restricted stock units that will not be delivered until June 8, 2011.
(10) Includes 66,189 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2011, of which 1,834 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 1,689 shares which have vested pursuant to a grant of restricted stock units that will not be delivered until June 8, 2011.
(11) A report on Schedule 13G/A filed with the SEC on February 15, 2011 indicates that 1,387,273 shares are owned by Osterweis Capital Management, Inc. and 2,604,686 shares are owned by Osterweis Capital Management, LLC. John S. Osterweis is the President of each of the foregoing entities and is deemed to be a control person pursuant to Rule 13d-1(b)(1)(ii)(G) under the 1934 Act.
(12) A report on Schedule 13G/A filed with the SEC on February 9, 2011 indicates that BlackRock, Inc. had sole dispositive power for all 3,398,621 of the shares and sole power to vote all 3,398,621 of the shares, which are held by the following subsidiaries of BlackRock, Inc.: BlackRock Japan Co. Ltd., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Investment Management, LLC, BlackRock Asset Management Ireland Limited and BlackRock International Limited. The report filed on February 9, 2011 indicates that all of the shares beneficially owned by BlackRock, Inc. are owned of record by various persons, that those persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares and that no such client is known to have such right or power with respect to more than five percent of this class of securities.
(13) A report on Schedule 13G filed with the SEC on February 10, 2011 indicates that Artisan Partners Limited Partnership ("Artisan Partners"); Artisan Partners Holdings LP, the sole limited partner of Artisan Partners ("Artisan Holdings"); Artisan Investment Corporation, the general partner of Artisan Holdings ("Artisan Corp."); Artisan Investments GP LLC, the general partner of Artisan Partners ("Artisan Investments"); ZFIC, Inc., the sole stockholder of Artisan Corp. ("ZFIC"); and Andrew A. Ziegler and Carlene M. Ziegler, the principal stockholders of ZFIC (together with Artisan Partners, Artisan Holdings, Artisan Corp., Artisan Investments and ZFIC, the "Artisan Parties") are the beneficial owners of 2,456,137 of the shares acquired on behalf of discretionary clients of Artisan Partners who have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares and that no such client is known to have such right or power with respect to more than five percent of this class of securities. The report filed on February 10, 2011 indicates that each of the Artisan Parties had shared dispositive power for all 2,456,137 of the shares and shared power to vote 2,353,537 of the shares.
(14) A report on Schedule 13G filed with the SEC on March 10, 2011 indicates that PRIMECAP Management Company had sole dispositive power for all 2,139,400 of the shares and sole power to vote 1,705,350 of the shares.
(15) A report on Schedule 13G filed with the SEC on February 11, 2011 indicates that The Vanguard Group, Inc. had sole dispositive power for 2,042,336 of the shares, shared dispositive power for 53,098 of the shares and sole power to vote 53,098 of the shares. Vanguard Fiduciary Trust Company ("VFTC"), a

wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 53,098 of the shares as a result of its serving as investment manager of collective trust accounts. VFTC directs the voting of these shares.

(16) A report on Schedule 13G filed with the SEC on February 14, 2011 indicates that Wellington Management Company, LLP ("Wellington Management"), in its capacity as investment advisor, had shared dispositive power for all 2,095,004 of the shares and shared power to vote 1,623,804 of the shares. The report filed on February 14, 2011 indicates that all of the shares beneficially owned by Wellington Management are owned of record by the clients of Wellington Management, that those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares and that no such client is known to have such right or power with respect to more than five percent of this class of securities.

(17) Includes 2,712,782 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2011, of which 11,004 shares remain unvested and therefore subject to certain rights of repurchase by Websense. Also includes 10,134 shares which have vested pursuant to a grant of restricted stock units that will not be delivered until June 8, 2011.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Websense. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish Websense with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to Websense and written representations that no other reports were required, during the fiscal year ended December 31, 2010, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

FORWARD-LOOKING STATEMENTS

This proxy statement, including the section entitled "Compensation Discussion and Analysis" set forth below, contains "forward-looking statements" within the meaning of Section 27A of the 1933 Act, and Section 21E of the 1934 Act. These statements are based on our current expectations and involve risks and uncertainties which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding actions to be taken in the future. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements should be evaluated together with the many uncertainties that affect our business, particularly those set forth in the section on forward-looking statements and in the risk factors in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and in our quarterly reports on Form 10-Q and current reports on Form 8-K as filed with the SEC.

COMPENSATION OF EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis provides disclosure of the objectives and practices underlying the compensation programs for our Chief Executive Officer ("CEO") and our other named executive officers, collectively identified as our "named executive officers." Our named executive officers for 2010 were our CEO, Gene Hodges, our President, John R. McCormack, our former Chief Operating Officer ("COO"), Douglas C. Wride, our Senior Vice President, Chief Financial Officer ("CFO"), Arthur S. Locke III, our Senior Vice President, General Counsel and Chief Administrative Officer, Michael A. Newman, and our Executive Vice President, Worldwide Sales, Didier Guibal. Our named executive officers for 2011 will be the same as in 2010 with the exception of Mr. Wride, who retired from Websense effective February 15, 2011.

Overview

Our Compensation Committee, under its charter, is charged with, among other things: (1) determining the cash and non-cash compensation of our named executive officers, (2) evaluating the performance of our named executive officers, and (3) exercising the authority of the Board of Directors with respect to the administration of our stock-based and other incentive compensation plans.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions for our named executive officers, and reviews compensation decisions made by our CEO and our other executive officers for our non-executive officers. The Compensation Committee, along with the Board of Directors, evaluates the performance of the CEO on an annual basis. The CEO and our other executive officers evaluate the performance of the various officers who directly or indirectly report to them. The CEO also evaluates the performance of our other executive officers, and then makes recommendations to the Compensation Committee with respect to annual salary adjustments and annual equity awards. The Compensation Committee can exercise its discretion in modifying any recommended salary adjustments or discretionary cash or equity-based awards to any executive or non-executive officers.

The Special Stock Award Committee of our Board of Directors consists of our CEO, Gene Hodges, and our Chairman of the Board, John Carrington. The Special Stock Award Committee has the authority to make discretionary stock option and restricted stock unit grants ("RSUs") under our 2009 Equity Incentive Plan (the "2009 Plan") to all eligible individuals other than Section 16 Officers. The Board or the Compensation Committee must grant all equity awards to Section 16 Officers. The Compensation Committee has established guidelines for equity awards to new employees and for promotions based upon salary grades within Websense. The Compensation Committee decided to primarily grant RSUs instead of stock options commencing in early 2009, and RSUs are generally granted once per quarter for employees commencing employment or being promoted during the prior three months. It has been the policy of the Board of Directors that stock option awards to new hires or in connection with promotions, including to Section 16 Officers, are made at the closing stock market price on the last business day of the month in which the employee commenced employment or was promoted. Grants or awards are made on the same day to reduce disparities in exercise prices caused by stock market fluctuations. The Compensation Committee reviews the grants made by the Special Stock Award Committee to ensure that grants are made consistent with these guidelines.

Setting Executive Compensation

In October 2009, the Compensation Committee retained the services of FW Cook to perform an overall assessment of our executive compensation program, including analyses of competitive base salaries, annual incentives, and the annualized fair value of long-term equity compensation (i.e., total direct compensation). FW

Cook compared our programs to the compensation programs of peer group companies selected by FW Cook and compared the compensation of certain of our executive officers to comparable officers of the peer group companies.

The peer companies selected by FW Cook for the 2009 analysis and approved by the Compensation Committee in advance of receiving data consisted of 12 business software and services firms, including like-sized security software competitors, with market capitalization and revenue in a generally similar range. The peer companies are listed below.

Quest Software	Fair Isaac
F5 Networks	TIBCO Software
Progress Software	Blue Coat Systems
Rovi	Digital River
ACI Worldwide	Skillsoft
Taleo	Netsuite

As described below, the Compensation Committee used the results of this review and recommendations to make changes for 2010 to base salary, our annual cash incentive plans and our long-term equity-based incentive plans. The Compensation Committee did not use data from the FW Cook study for benchmarking of any compensation.

During 2010, management engaged Radford to conduct an assessment of our executive's total direct compensation. Management presented the assessment to the Compensation Committee along with management's executive compensation proposal for 2011. In November 2010, the Compensation Committee again retained the services of FW Cook to perform an overall assessment of our executive total direct compensation and to provide feedback on the proposed 2011 compensation plan. FW Cook compared our programs to the recommendations made by Radford and the compensation programs of peer group companies selected by FW Cook and compared the compensation of certain of our executive officers to comparable officers of the peer group companies as part of its overall assessment of the compensation programs.

Executive Compensation Components

The compensation program for our CEO and other named executive officers consists principally of base salary, annual cash incentive compensation, long-term compensation in the form of equity awards, and severance/termination protection ("Total Compensation"). Our policy for allocating between long-term and currently-paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing annual cash incentives to reward annual performance against specific Websense goals and providing long-term compensation to maximize the creation of long-term value for us and our stockholders. The Compensation Committee has not established a formula for allocating the Total Compensation among base compensation, annual cash incentive compensation and long-term equity-based compensation. Instead, the Compensation Committee reviews each element of the compensation program, as described in more detail below, and makes annual decisions with respect to an element of compensation and then reviews the total compensation resulting from those decisions to determine whether the Compensation Committee believes the resulting Total Compensation package is consistent with the Compensation Committee's compensation policies, weighted toward performance–based compensation and competitiveness.

Base Salary

We intend to provide a regular source of income to our named executive officers through base salaries. Base salary levels for our CEO and other named executive officers recognize the experience, skills, knowledge and responsibilities required of each officer. The Compensation Committee considers base salary and variable compensation separately, as well as combined as a total compensation package. For newly hired officers, the Compensation Committee considers the compensation of the individual at his or her prior employer, the compensation packages of comparable officers at publicly-traded technology companies of comparable size, the compensation packages of recently hired software officers in corresponding positions in California and competitive hiring factors.

The Compensation Committee reviews each officer's salary once a year and may increase each officer's salary to reflect promotions or changes in level of responsibility, performance-based factors, as well as competitive conditions. The Compensation Committee does not apply specific formulas to determine increases. Generally, officer salaries are adjusted effective January 1 of each year for commission-based officers and in March or April for non-commissioned officers, including our CEO and President.

In establishing the 2010 base salaries, the Compensation Committee took into account a number of factors, including the recommendations of our CEO (except as to his own compensation), the executive's seniority, position, level of responsibility and contribution to Websense over the prior twelve months, pay levels for similar positions at the peer group selected by FW Cook, compensation survey data from the Radford Executive Compensation Survey, and recommendations of FW Cook. In February 2010, the Compensation Committee made base salary adjustments, effective March 1, 2010, for several of our named executive officers. The Compensation Committee increased the base salaries of Mr. McCormack, Mr. Guibal and Mr. Newman. The base salary of Mr. Wride was decreased to reflect his current position and level of responsibilities in comparison to prior years. No base salary adjustments were made in 2010 for Mr. Hodges or Mr. Locke. For 2011, the Compensation Committee increased the base salaries for all our named executive officers, except for Mr. Wride who retired effective February 15, 2011, by three percent to reflect an inflationary and cost-of-living adjustment. These salary increases were effective as of April 1, 2011.

Annual Cash Incentive Compensation

Our cash incentive plans are intended to provide a direct financial incentive in the form of cash bonuses based on the achievement of specifically defined performance goals. In establishing our annual cash incentive programs, the Compensation Committee has used objectives based on corporate billings because, under our subscription model, billings is the best indicator of sales activity in the current period, and has used non-GAAP operating income as a measure of our overall financial performance in the current period. For purposes of these corporate performance goals, billings (a non-GAAP financial measure which represents the full amount of subscription contracts billed to customers during the period) and non-GAAP operating income (which excludes acquisition related expenses, share-based compensation expenses and certain other non-recurring items) are calculated consistent with the way we report billings and non-GAAP operating income to the public in our earnings releases.

In February 2010, the Compensation Committee approved the terms of the 2010 bonus program applicable to our CEO, our President, our COO and our Senior Vice Presidents (the "SVPs") (the "Management Bonus Program"). The Compensation Committee also approved the terms of the 2010 Executive Vice President of Worldwide Sales (the "EVP") bonus program applicable to our EVP of Worldwide Sales (the "EVP Bonus Program," and together with the Management Bonus Program, the "Bonus Programs"). Cash awards granted under the Bonus Programs are granted under our 2009 Plan.

Management Bonus Program

Under the Management Bonus Program, our CEO was eligible for a target bonus amount equal to 100% of his base salary paid during 2010, our President was eligible for a target bonus amount equal to 75% of his base salary paid during 2010, and our COO and the SVPs were eligible for target bonus amounts equal to 50% of their respective base salaries paid during 2010 (collectively, the "Management Target Bonuses"). The actual amounts of the Management Target Bonuses earned was based on our achievement of certain performance goals established by the Compensation Committee near the beginning of the fiscal year and communicated in writing to each participant. The performance goals are related to (i) annual billings and (ii) annual non-GAAP operating income. Sixty percent of each Management Target Bonus was earned if we met our annual billings goal while the other forty percent was earned if we met our annual non-GAAP operating income goal. The two performance goals were measured independently and achievement of at least 90% of a goal was required for any payment of the portion of a Management Target Bonus that was based on achievement of that goal. At 90%, each individual would earn 50% of the target payment for that goal, and at 110% or more, each individual would earn 150% of the target payment for that goal. The Management Target Bonuses were prorated for goal achievement between 90% – 110% of the annual billings goal or annual non-GAAP operating income goal on a straight line interpolation, and no additional payments were made for any achievement in excess of 110%.

Under the 2010 Management Bonus Program, the annual billings objective was $388 million. The annual non-GAAP operating income objective for 2010 was $79.9 million. We achieved 89.4% of our billings objective and 104.6% of our non-GAAP operating income objective. Accordingly, the billings objective was paid at 0% while the non-GAAP operating income objective was paid at 122.9% of the target for a blended payment of 49.2% of our named executive officers target bonus amount.

The breakdown of the bonus amounts paid for 2010 to our CEO, President and other named executive officers is set forth below.

Name	Annual Bonus Amount Paid
Gene Hodges, Chief Executive Officer	$ 273,821
John R. McCormack, President	$ 145,885
Douglas C. Wride, Former Chief Operating Officer	$ 88,157
Arthur S. Locke III, Senior Vice President, Chief Financial Officer	$ 86,030
Michael A. Newman, Senior Vice President, General Counsel and Chief Administrative Officer	$ 78,264

For 2011, the Compensation Committee set the billings and non-GAAP operating income objectives consistent with the 2011 operating budget approved by the Board of Directors in January 2011. The Compensation Committee generally sets the billings and non-GAAP operating income objectives based on our then-current expectation for our public annual guidance so that management has a direct cash incentive to perform to expectations. Similar to 2010, 60% of target bonuses is based upon achievement of the annual billings objective and 40% of the target bonuses is based upon achievement of the annual non-GAAP operating income objective. However, in 2011, achievement of at least 80% of a goal is required for any payment of the portion of a Management Target Bonus that is based on achievement of that goal. At 80%, each individual will earn 0% of the target payment for that goal, and at 110% or more, each individual will earn 150% of the target payment for that goal. The bonus awards are prorated for goal achievement between 80% and 100% and between 100% and 110% of the annual billings goal or annual non-GAAP operating income goal on a straight line interpolation, and no additional payments are made for any achievement in excess of 110%. The Compensation Committee may reduce the bonus awards in its discretion. The Compensation Committee changed the percentage range from that used in the 2010 plan in light of the impact of the failure to meet the low end of the billings performance for 2010 and a belief by the Compensation Committee that the impact on compensation was disproportionate to the impact of the billings shortfall on our performance, in part because billings were reduced by a shortening of contract durations and foreign currency exchange rate fluctuations.

EVP Bonus Program

Under the EVP of Worldwide Sales Bonus Program, our EVP of Worldwide Sales was eligible for a target bonus amount equal to 100% of his base salary applicable for each fiscal quarter during 2010 (the "EVP Target Bonuses"). The actual amounts of the EVP Target Bonuses earned was based on our achievement of certain performance goals established by the Compensation Committee near the beginning of the fiscal year and communicated in writing to our EVP. The performance goals are related to (i) quarterly billings and (ii) quarterly non-GAAP operating income. Seventy percent of each EVP Target Bonus was earned if we met our applicable quarterly billings goal and thirty percent of each EVP Target Bonus was earned if we met our applicable quarterly non-GAAP operating income goal. The two performance goals were measured independently and achievement of at least 90% of a goal was required for any payment of the portion of the EVP Target Bonus that was based on achievement of that goal. At 90%, the EVP would earn 50% of the target payment, and at 110% or more, the EVP would earn 150% of the target payment for that goal, except that an amount in excess of 150% of the target payment for the billings goal would be paid for achievement of the billings goal above 110%. In no event, however, could the aggregate amount of the EVP Target Bonuses in the fiscal year exceed $5,000,000, as provided in the 2009 Plan. The EVP Target Bonuses was prorated for goal achievement between 90% – 110% (and in the case of the billings goal, achievement above 110%) of a quarterly goal on a straight line interpolation. No additional payments were made for achievement of the quarterly non-GAAP operating income goals in excess of 110%. The EVP Bonus Program varies from the Management Bonus Program because our EVP of Worldwide Sales, Mr. Guibal is primarily responsible for billings performance due to his role as our head of sales, and the Compensation Committee wanted to more closely align his compensation to billings performance while retaining a component tied to our overall financial performance. The Compensation Committee decided that Mr. Guibal should be eligible to earn bonuses on a quarterly basis rather than on an annual basis because a higher portion of Mr. Guibal's total cash compensation consists of performance-based compensation than for any of our other named executive officers (except for our CEO) and in order to incentivize Mr. Guibal to help Websense achieve consistent billings performance throughout the year.

The following table illustrates the quarterly billings and non-GAAP operating income objectives along with the respective percentage achievement and the actual bonus amounts paid to Mr. Didier Guibal, our EVP of Worldwide Sales under the 2010 EVP Bonus Program.

	Billings Objective (in millions)	% of Billings Objective Met	Non-GAAP Operating Income Objective (in millions)	% of Non-GAAP Operating Income Objective Met	% of Target Bonus Payment	Bonus Amounts Paid
First Quarter	$ 78.2	95.5%	$17.4	108.4%	96.7%	$ 69,674
Second Quarter	$ 90.1	92.9%	$19.7	106.8%	85.3%	$ 65,053
Third Quarter	$ 94.8	81.6%	$20.3	119.5%	45.0%	$ 34,313
Fourth Quarter	$124.9	89.1%	$22.6	86.3%	0%	$ 0
Total Amount Paid						$169,040

For 2011, the two performance goals will continue to be measured independently. Similar to 2010, 70% of the target bonus is based upon achievement of the quarterly billings objective and 30% of the target bonus is based upon achievement of the quarterly non-GAAP operating income objective. However, achievement of at least 80% of a goal is required for any payment of the portion of the EVP Target Bonus that is based on achievement of that goal. At 80%, the EVP will earn 0% of the target payment, and at 110% or more, the EVP will earn 150% of the target payment for that goal, except that an amount in excess of 150% of the target payment for the billings goal is paid for achievement of the billings goal above 110%. In no event, however, can the aggregate amount of the EVP Target Bonuses in the fiscal year exceed $5,000,000, as provided in the 2009 Plan. The EVP Target Bonuses is prorated for goal achievement between 80% – 100% and 100% – 110% (and in the case of the billings goal, achievement above 110%) of a quarterly goal on a straight line interpolation. The Compensation Committee may reduce the bonus awards in its discretion.

Long-Term Incentive Compensation

Our named executive officers receive an annual equity award as a long-term incentive as described further below. In addition to these annual awards, named executive officers may receive equity awards upon their hiring or during the year in recognition of a promotion or other significant achievement. All equity awards granted to our named executive officers are issued under the 2009 Plan or were issued in the past under the predecessor Amended and Restated 2000 Stock Incentive Plan. The 2009 Plan provides for the grant of incentive and non-statutory stock options, restricted stock units ("RSUs") and rights to purchase stock to our employees, directors and consultants. To date, only non-statutory stock options and RSUs have been granted under the 2009 Plan or the predecessor plan.

The Compensation Committee believes that by providing persons who have substantial responsibility for our management and growth with an opportunity to increase their ownership of our stock, the best interests of stockholders and executives will be more closely aligned. The stock awards enable the named executive officers and other employees to participate in the long-term appreciation of our stockholder value, while personally feeling the impact of any business setbacks, whether Websense-specific or industry-based. Furthermore, the award assists with retention of the executive officer to the extent the award is subject to vesting related to an individual's continued employment.

Named executive officers are typically granted new stock awards during the first half of the year following the completion of annual performance evaluations and in connection with promotions or upon hiring. Prior to 2009, the Compensation Committee historically had granted nonqualified stock options with an exercise price equal to the closing market price of our common stock on the date of grant. However, in January 2009, the Compensation Committee decided to make equity refresh grants for officers and employees exclusively in the form of RSUs in order to reduce the dilutive effect of stock options and respond to competitive market conditions. Our time-based RSU awards usually have vesting periods of four years and our performance-based RSU awards usually have vesting periods of three years. Our stock options usually have seven year terms and have vesting periods of four years.

In February 2010, as part of its normal annual review of equity awards, the Compensation Committee made refresh grants of RSU awards to named executive officers. In making the refresh grants, the Compensation Committee considered information by FW Cook and the data included in the Radford Executive Compensation Survey relating to the number of shares awarded by executive position by peer companies and the number of shares available for grant under our equity plan. The Compensation Committee utilized this information to assess whether our annual refresh option awards were generally consistent with awards made by peer companies. The information provides the Compensation Committee with a general understanding of current compensation practices, however, the Compensation Committee did not use this data to benchmark equity awards made to our named executive officers. In making the annual refresh awards, our Compensation Committee reviewed the performance of our officers who were proposed to receive these awards, information provided by FW Cook and the Radford Survey data on both the number of shares subject to annual grants and the Black Scholes value of grants to determine whether the awards were appropriate given the performance of our officers.

The Compensation Committee granted two kinds of RSUs to each executive officer: time-based RSUs and performance-based RSUs. The time-based RSUs accounted for 50% of each executive officer's refresh award and had four year vesting terms. The performance-based RSUs ("Performance RSUs") were intended to incentivize our named executive officers to meet our 2010 annual billings goal and the target number of Performance RSUs accounts for 50% of the annual refresh grant, with a maximum number of Performance RSUs accounting for more than 50% of the annual refresh grant in the event Websense exceeded its annual billings target. The Compensation Committee used the billings goal because it believes that billings growth has significant impact on both short and long-term stockholder value, and expects billings growth to drive future revenue growth. In addition, because foreign currency exchange rate fluctuations can have a significant positive or negative impact on billings that is independent of the relative success of our sales activities in the year, achievement of the billings goal for purposes of the performance-based RSUs was to be determined on a basis that was neutral with respect to foreign currency exchange rates. Determining our billings performance in this manner ensured that our named executive officers were not rewarded by positive fluctuations nor were disadvantaged by negative fluctuations in currency exchange rates. The Compensation Committee determined that this component of the performance measurement was appropriate for the Performance RSUs, but not for the

2010 and 2011 Management Bonus Plans, because the management bonus plans have a non-GAAP operating income performance objective that depends in part on operating expenses that fluctuate based upon changes in currency exchange rates, thereby providing a natural hedge against the impact of currency exchange rate fluctuations on our billings performance.

Achievement of at least 95% of the billings goal was required for the vesting of any portion of the Performance RSUs. At 95% achievement of the billings goal, 50% of the target Performance RSUs became eligible for time-based vesting, and at 105% achievement, 150% of the target number of Performance RSUs became eligible for time-based vesting. The Performance RSUs that became eligible for vesting would be prorated for goal achievement between 95% – 105% of the billings goal. If the performance requirement had been satisfied and the executive officer was continuously employed through the vesting date, 50% of the adjusted Performance RSUs would vest on February 10, 2012 and the remaining 50% would vest on February 10, 2013. If 95% of the billings requirement was not satisfied, then the Performance RSUs would never vest and would terminate. Because the performance objective was not satisfied for 2010, the performance-based RSUs granted in February 2010 will never vest and have been terminated as of December 31, 2010.

In February 2011, the Compensation Committee again granted time-based RSUs and Performance RSUs to each named executive officer. The time-based RSUs and Performance RSUs continued to each account for 50% of each executive officer's refresh award assuming 2011 billings performance at targeted levels. Achievement of the foreign exchange neutral billings goal is required for the vesting of any portion of the Performance RSUs, and in 2011, achievement of at least 80% of the billings goal is required for any vesting of the Performance RSUs to occur. At 80% achievement of the billings goal, 0% of the target Performance RSUs become eligible for time-based vesting, and at 105% achievement, 150% of the target number of Performance RSUs become eligible for time-based vesting. The Performance RSUs that become eligible for vesting will be prorated for goal achievement between 80% to 100% and 100% to 105% of the billings goal. If the performance requirement is satisfied and the executive officer has been continuously employed through the vesting date, 50% of the adjusted Performance RSUs will vest on February 10, 2013 and the remaining 50% will vest on February 10, 2014. If at least 80% of the billings requirement is not satisfied, then the RSUs will never vest and will terminate.

Severance/Termination Protection

In connection with certain corporate transactions or a change in control of Websense, our equity awards are subject to accelerated vesting under certain circumstances. We have also entered into employment agreements with our CEO, President, COO and CFO that provide for severance compensation to be paid if the executives are terminated under certain conditions, such as a change in control of Websense or a termination without cause, each as is defined in the agreements. The severance compensation payable under these employment agreements is deducted from any benefits payable to these officers under the Severance Plan described below so that there is no duplication of benefits.

We have an Officer Change in Control Severance Benefit Plan (the "Severance Plan") with individual participation agreements for officers under the Severance Plan. The Compensation Committee put the Severance Plan in place in order to best align our compensation program with our peer companies by providing an incentive to eligible officers to continue to grow our overall business and support potential strategic transactions. Eligible participants under the Severance Plan are officers of Websense or our affiliates who are notified of their eligibility and delivered a Participation Agreement (the "Participants"). The Participants include all of our named executive officers, as well as other officers.

Under the Severance Plan, Participants are entitled to receive severance benefits if the Participant's employment with us is involuntarily terminated without Cause (as defined in the Severance Plan) or the Participant voluntarily resigns with Good Reason, as defined in each individual's Participation Agreement, during the period beginning two months prior to a specified Change in Control (as defined in the Severance Plan) and ending 18 months following a Change in Control (the "Coverage Period"). Certain Participants, including all of our named executive officers, are also eligible for severance benefits in the event the Participant is involuntarily terminated without Cause or resigns for Good Reason outside the Coverage Period. The Compensation Committee chose a "double trigger" for payment in order to best align with similar peer plans and to encourage officer motivation in working for a newly controlled company and to increase stockholder value.

Information regarding applicable payments under the Severance Plan and/or an employment agreement for the named executive officers is provided under the heading "Post-Employment Compensation" below.

Perquisites and Other Personal Benefits

We provide officers with perquisites and other personal benefits that the Compensation Committee believes are reasonable and consistent with the overall compensation program in order to attract and retain key employees. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to officers.

We pay premiums for group-term life insurance and make matching contributions under our 401(k) plan. We also provided our COO with the use of a Websense-owned vehicle as well as payment of the gross-up for taxes associated with the vehicle because of a daily long-distance commute. Our Board of Directors has determined that gross-up payments for taxes associated with vehicles, travel related to our President's Club (as described in the Summary Compensation Table below) or similar items will no longer be permitted in 2011.

Other Considerations

The Compensation Committee considers the potential impact of Section 162(m) of the Internal Revenue Code of 1986 as amended. Section 162(m) generally disallows a tax deduction for publicly held corporations for individual compensation exceeding $1 million in any tax year for the CEO and the other named executive officers, other than compensation that is performance-based under a plan that is approved by our stockholders and that meets certain other technical requirements. Our 2010 and 2011 Management Bonus Plans and 2010 and 2011 EVP Sales Management Plans are established under the 2009 Plan, which is a stockholder approved plan. The Compensation Committee has determined that it will not necessarily seek to limit executive compensation to only deductible compensation under Section 162(m) because the deductibility of some types of compensation may impose requirements that limit our flexibility in granting or changing executive compensation. Further, deductibility can also depend upon the timing of an executive officer's vesting or exercise of previously granted rights, and we believe that it is most important for our compensation packages to attract, retain and reward executives to maximize the return to stockholders, rather than to focus on tax deductibility.

SUMMARY COMPENSATION

The following table shows for the annual periods ended December 31, 2010, 2009 and 2008, information concerning compensation awarded to, paid to, or earned by, the named executive officers listed below.

Summary Compensation Table for Fiscal 2010, 2009 and 2008

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards (1)	Non-Equity Incentive Plan Compensation (8)	All Other Compensation	Total
Gene Hodges, Chief Executive Officer(2)	2010	$557,000	—	$2,138,239	—	$273,821	$ 13,932	$2,982,992
	2009	$578,423	—	$1,400,400	—	$561,070	$ 8,133	$2,548,026
	2008	$554,673	—	$ 355,600	$1,004,940	$665,608	$ 5,683	$2,586,504
John R. McCormack, President(3)	2010	$395,673	—	$1,686,915	—	$145,885	$ 8,344	$2,236,817
	2009	$380,962	—	$ 408,450	$ 904,815	$225,922	$ 10,926	$1,931,075
	2008	$341,877	—	$ 88,900	$ 251,235	$210,790	$ 779	$ 893,581
Didier Guibal, Executive Vice President, Worldwide Sales(4)	2010	$300,673	—	$ 310,748	—	$169,040	$ 11,570	$ 792,031
Arthur S. Locke III, Sr. Vice President and Chief Financial Officer(5)	2010	$350,000	—	$ 310,748	—	$ 86,030	$116,064	$ 862,842
	2009	$142,692	$71,346	$1,578,150	—	—	$ 46,798	$1,838,986
Michael Newman, Sr. Vice President, General Counsel and Chief Administrative Officer(6)	2010	$318,404	—	$ 621,495	—	$ 78,264	$ 4,215	$1,022,378
	2009	$317,769	—	$ 291,750	—	$140,819	$ 4,215	$ 754,553
	2008	$304,731	—	$ 71,120	$ 471,033	$109,436	$ 3,797	$ 960,117
Douglas C. Wride, Former Chief Operating Officer(7)	2010	$358,654	—	$ 414,330	—	$ 88,157	$ 27,269	$ 888,410
	2009	$415,385	—	$ 700,200	—	$276,116	$ 30,708	$1,422,409
	2008	$394,771	—	$ 177,800	$ 502,470	$354,686	$ 38,286	$1,468,013

(1) Amounts calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation – Stock Compensation," except that such amounts exclude the effect of estimated forfeitures related to service-based vesting conditions. See Note 1 of the consolidated financial statements in our Annual Report for the year ended December 31, 2010 regarding assumptions underlying valuation of equity awards.

(2) Stock Awards in 2010 for Mr. Hodges include $1,282,943 of restricted stock unit awards ("RSUs") with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs will never vest and were terminated as of December 31, 2010. All Other Compensation for 2010 represents 401(k) employer matching contributions of $3,675, Websense-paid premiums of $2,322 for group-term life insurance, travel of $5,312 related to Websense's President's Club that rewards and convenes Websense's top sales people from the prior year, and gross-up payments of $2,623 for his personal taxes related to the President's Club travel. Websense's Board of Directors has determined that similar tax gross-up payments will not be permitted in 2011. Stock Awards in 2009 include $233,400 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs did not vest and were terminated as of December 31, 2009. All Other Compensation for 2009 represents 401(k) employer matching contributions of $3,675, Websense-paid premiums of $2,322 for group-term life insurance, and $2,136 for payment of executive health physical exams. All Other Compensation for 2008 represents 401(k) employer matching contributions of $3,450 and Websense-paid premiums of $2,233 for group-term life insurance.

(3) Stock Awards in 2010 for Mr. McCormack include $1,012,149 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs will never vest and were terminated as of December 31, 2010. All Other Compensation in 2010 represents Websense-paid premiums of $1,242 for group-term life insurance, travel of $4,754 related to Websense's President's Club that rewards and convenes Websense's top sales people from the prior year, and gross-up payments of $2,348 for his personal taxes related to the President's Club travel. Websense's Board of Directors has determined that similar tax gross-up payments will not be permitted in 2011. Stock Awards in 2009 include $58,350 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs did not vest and were terminated as of December 31, 2009. All Other Compensation in 2009 represents Websense-paid premiums of $1,338 for group-term life insurance, travel of $6,477 related to Websense's President's Club that rewards and convenes Websense's top sales people from the prior year, and gross-up payments of $3,111 for his personal taxes related to the President's Club travel. All Other Compensation for 2008 represents Websense-paid premiums of $779 for group-term life insurance.

(4) Mr. Guibal became a Section 16 officer as of January 1, 2010. Stock Awards in 2010 for Mr. Guibal includes $186,449 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs will never vest and were terminated as of December 31, 2010. All Other Compensation in 2010 represents 401(k) employer matching contributions of $3,156, Websense-paid premiums of $841 for group-term life insurance, travel of $5,070 related to Websense's President's Club that rewards and convenes Websense's top sales people from the prior year, and gross-up payments of $2,503 for his personal taxes related to the President's Club travel. Websense's Board of Directors has determined that similar tax gross-up payments will not be permitted in 2011.

(5) Stock Awards in 2010 for Mr. Locke includes $186,449 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs will never vest and were terminated as of December 31, 2010. All Other Compensation for 2010 represents Websense-paid premiums of $810 for group-term life insurance, payments made to Mr. Locke of $100,000 relating to his relocation to San Diego when he commenced employment with Websense, $4,660 relating to temporary housing expenses and gross-up payments of $3,153 for his personal taxes associated with his temporary housing expenses, travel of $4,982 related to Websense's President's Club that rewards and convenes Websense's top sales people from the prior year, and gross-up payments of $2,459 for his personal taxes related to the President's Club travel. Websense's Board of Directors has determined that similar tax gross-up payments will not be permitted in 2011. Mr. Locke's 2009 Bonus represents a guaranteed bonus of 50% of his base salary for 2009 per the terms of Mr. Locke's employment agreement. All Other Compensation for 2009 represents Websense-paid premiums of $311 for group-term life insurance, payments made to Mr. Locke of $5,687 relating to his relocation to San Diego when he commenced employment with Websense, gross-up payments of $3,676 for his personal taxes associated with his relocation expenses, $23,300 relating to temporary housing expenses and gross-up payments of $13,824 for his personal taxes associated with his temporary housing expenses.

(6) Stock Awards in 2010 for Mr. Newman include $372,897 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs will never vest and were terminated as of December 31, 2010. All Other Compensation in 2010 represents 401(k) employer matching contributions of $3,675, and Websense-paid premiums of $540 for group-term life insurance. Stock Awards in 2009 include $58,350 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs did not vest and were terminated as of December 31, 2009. All Other Compensation in 2009 represents 401(k) employer matching contributions of $3,675, and Websense-paid premiums of $540 for group-term life insurance. All Other Compensation for 2008 represents 401(k) employer matching contributions of $3,329, and Websense-paid premiums of $468 for group-term life insurance.

(7) Mr. Wride retired from Websense effective February 15, 2011. Stock Awards in 2010 include $248,598 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs will never vest and were terminated as of December 31, 2010. All Other Compensation in 2010 represents a 401(k) employer matching contribution of $3,675, use of a Websense-owned vehicle valued at $7,492, gross-up payments totaling $6,319 for his personal taxes associated with the use of the Websense-owned vehicle, travel of $4,443 related to Websense's President's Club that rewards and convenes Websense's top sales people from the prior year, gross-up payments of $2,193 for his personal taxes related to the President's Club travel, $825 for reimbursement related to home-office telephone and Internet services, and Websense-paid premiums of $2,322 for group-term life insurance. Stock Awards in 2009 include $116,700 of RSUs with performance-based vesting requirements that were not satisfied, and accordingly, the RSUs did not vest and were terminated as of December 31, 2009. All Other Compensation in 2009 represents a 401(k) employer matching contribution of $3,675, use of a Websense-owned vehicle valued at $7,727, gross-up payments totaling $6,582 for his personal taxes associated with the use of the Websense-owned vehicle, travel of $5,876 related to Websense's President's Club that rewards and convenes Websense's top sales people from the prior year, gross-up payments of $2,822 for his personal taxes related to the President's Club travel, $1,704 for reimbursement related to home-office telephone and Internet services, and Websense-paid premiums of $2,322 for group-term life insurance. All Other Compensation in 2008 for Mr. Wride represents a 401(k) employer matching contribution of $3,450, use of a Websense-owned vehicle valued at $16,400, gross-up payments totaling $13,830 for his personal taxes associated with the use of the Websense-owned vehicle, $1,527 for reimbursement related to home-office telephone and Internet services, $846 for reimbursement of executive health physical exams, and Websense-paid premiums of $2,233 for group-term life insurance.

(8) These amounts reflect the bonuses earned by our named executive officers under our respective 2010, 2009 and 2008 bonus plans.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to non-equity incentive plan awards, stock options and RSUs granted during or for the fiscal year ended December 31, 2010 to each of our named executive officers listed in the Summary Compensation Table above.

Grants of Plan-Based Awards in Fiscal 2010

Name	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards (5)
	Threshold (2)	Target (3)	Maximum (4)			
Gene Hodges,				2/10/10	65,025(6)	$1,282,943
Chief Executive Officer				2/10/10	43,350	$ 855,296
	$111,400	$557,000	$ 835,500			
John R. McCormack,				2/10/10	51,300(6)	$1,012,149
President				2/10/10	34,200	$ 674,766
	$ 59,351	$296,755	$ 445,132			
Didier Guibal,				2/10/10	9,450(6)	$ 186,449
Executive Vice President, Worldwide Sales				2/10/10	6,300	$ 124,299
	$ 45,101	$300,673	$5,000,000			
Arthur S. Locke III				2/10/10	9,450(6)	$ 186,449
Sr. Vice President and Chief Financial Officer				2/10/10	6,300	$ 124,299
	$ 35,000	$175,000	$ 262,500			
Michael A. Newman,				2/10/10	18,900(6)	$ 372,897
Sr. Vice President, General Counsel and				2/10/10	12,600	$ 248,598
Chief Administrative Officer	$ 31,840	$159,202	$ 238,803			
Douglas C. Wride,				2/10/10	12,600(6)	$ 248,598
Former Chief Operating Officer(7)				2/10/10	8,400	$ 165,732
	$ 35,865	$179,327	$ 268,991			

(1) Represents the hypothetical payments possible under our named executive officers' respective non-equity bonus plans as described in "*Annual Cash Incentive Compensation*" above. The amounts actually paid to our named executive officers for 2010 are set forth above in the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation."

(2) The Threshold payment is based upon 0% achievement of the aggregate billings goal and 90% achievement of the non-GAAP operating income goal. Under this scenario, our named executive officers, except for Mr. Guibal, would earn 20% of their respective Target payment. Since 70% of Mr. Guibal's target bonus is based upon achievement of the annual billings objective and 30% of the target bonus is based upon achievement of the annual non-GAAP operating income objective, under the scenario above, Mr. Guibal would earn 15% of his annual Target payment.

(3) The Target payment is set as a percentage of the named executive officer's salary as discussed under the heading "*Non-Equity Incentive Plan Compensation*" above.

(4) The Maximum payment is based upon our 110% or greater achievement of the aggregate billings and non-GAAP operating income goals, upon which our named executive officer would earn 150% of their respective Target payment. However, at 110% or more, our EVP of Worldwide Sales would earn 150% of the target payment for that goal, except that an amount in excess of 150% of the target payment for the billings goal would be paid for achievement of the billings goal above 110%. In no event, however,

could the aggregate amount of the EVP Target Bonuses in the fiscal year exceed $5,000,000, as provided in the 2009 Plan.

(5) Amounts calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation – Stock Compensation," except that such amounts exclude the effect of estimated forfeitures related to service-based vesting conditions. See Note 1 of the consolidated financial statements in our Annual Report for the year ended December 31, 2010 regarding assumptions underlying valuation of equity awards.

(6) Our named executive officers were granted restricted stock unit awards ("RSUs") with performance-based vesting. Achievement of at least 95% of the performance goal was required for the vesting of any portion of the RSUs. At 95% achievement of the goal, 50% of the RSUs became eligible for time-based vesting, and at 105% achievement, 150% of the target number of RSUs became eligible for time-based vesting. This table represents 150% of the target number of RSUs. However, the performance requirements were not satisfied, and accordingly, the RSUs will never vest and were terminated as of December 31, 2010.

(7) Mr. Wride retired from Websense effective February 15, 2011.

Outstanding Equity Awards at Fiscal Year-End

The following table includes certain information with respect to the value of all outstanding equity awards at December 31, 2010 for the named executive officers.

Outstanding Equity Awards at December 31, 2010

	Outstanding Equity Awards at Fiscal Year-End(6)					
	Option Awards				Stock Awards(2)	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Gene Hodges,	600,000	—	$32.24	1/9/13	115,850	$2,345,963
Chief Executive Officer(1)(4)	195,833	4,167	$32.24	1/9/16		
	145,833	54,167	$32.24	1/9/16		
	95,833	104,167	$32.24	1/9/16		
	179,166	20,834	$23.93	5/1/14		
	129,166	70,834	$18.74	5/7/15		
John R. McCormack,	200,000	—	$18.38	7/17/13	55,450	$1,122,863
President(3)(4)	35,833	4,167	$23.93	5/1/14		
	32,291	17,709	$18.74	5/7/15		
	62,500	87,500	$17.83	4/30/16		
Didier Guibal, Executive Vice President, Worldwide Sales(3)(4)	35,416	64,584	$14.80	7/31/16	43,800	$ 886,738
Arthur S. Locke,	—	—	—	—	83,800	$1,696,950
Sr. Vice President and Chief Financial Officer(4)	—	—	—	—		
Michael A. Newman,	30,000	—	$19.10	7/30/14	27,100	$ 548,775
Sr. Vice President, General Counsel and Chief	30,000	—	$25.63	5/18/12		
Administrative Officer(3)(4)	30,000	—	$21.77	6/15/13		
	23,291	2,709	$23.93	5/1/14		
	36,458	13,542	$20.50	1/31/15		
	25,833	14,167	$18.74	5/7/15		
Douglas C. Wride,	160,000	—	$13.93	1/22/12	44,650	$ 904,163
Former Chief Operating Officer(5)	66,500	—	$ 7.49	2/4/13		
	80,000	—	$19.10	7/30/14		
	80,000	—	$25.63	5/18/12		
	100,000	—	$32.24	1/9/13		
	60,000	—	$21.77	6/15/13		
	53,750	6,250	$23.93	5/1/14		
	89,583	10,417	$23.93	5/1/14		
	64,583	35,417	$18.74	5/7/15		

PROXY STATEMENT

(1) Mr. Hodges joined Websense on January 9, 2006 (the "Start Date"). Of Mr. Hodges' Options, 600,000 have a term of seven years and are fully vested. 200,000 of the Options have a term of ten years, with the shares vesting as follows: 25% vested on the second anniversary of the Start Date, and 1/48th vest monthly thereafter until fully vested. An additional 200,000 of the Options have a term of ten years, with the shares vesting as follows: 25% vested on the third anniversary of the Start Date, and 1/48th vest monthly thereafter until fully vested. 200,000 of the Options also have a term of ten years, with the shares vesting as follows: 25% vested on the fourth anniversary of the Start Date, and 1/48th vest monthly thereafter until fully vested. The remaining 400,000 of the Options (the Options with a price of $23.93 per share and the Options with a price of $18.74 per share) have a term of seven years with the shares vesting as follows: 25% vested one year from the date of grant and the remaining 1/48th will monthly thereafter until fully vested.

(2) The performance-vesting requirements for RSUs granted in February 2010 were not met and these RSUs were terminated as of December 31, 2010 and are not included in this table.

(3) Options become exercisable as follows: 25% vest one year from the date of grant and the remaining 1/48th will vest monthly thereafter until the option is fully vested.

(4) The RSUs are typically subject to vesting as follows: 25% vest one year from the date of grant and the remaining 1/8th vest every six months thereafter until fully vested. However, certain RSUs granted to Mr. Hodges, Mr. McCormack, Mr. Newman and Mr. Wride were subject to performance-based vesting requirements which were satisfied in January 2009. Accordingly, 50% of these RSUs vested on February 5, 2010 and are not represented in the table above, while the remaining 50% of the RSUs vested on February 5, 2011 and are shown on the table above.

(5) Mr. Wride retired from Websense, effective February 15, 2011. Mr. Wride's equity awards ceased vesting as of February 15, 2011. However, per the terms of Mr. Wride's retirement agreement, Mr. Wride will have until December 31, 2011 to exercise his vested stock options.

(6) Information regarding potential acceleration of certain equity awards for the named executive officers is provided under the heading "Potential Payments Upon Termination or Change of Control" below.

Option Exercises and Stock Vested

The following table includes certain information with respect to the stock options exercised and common stock issued upon the vesting of RSUs during the fiscal year ended December 31, 2010 with respect to the named executive officers. No other stock awards for our named executive officers vested during the fiscal year ended December 31, 2010.

Option Exercises and Stock Vested in Fiscal 2010

	Option Awards(1)		Stock Awards(2)	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gene Hodges, Chief Executive Officer	—	—	71,500	1,393,455
John R. McCormack, President	—	—	13,750	266,013
Didier Guibal, Executive Vice President, Worldwide Sales	—	—	12,500	234,625
Arthur S. Locke III, Sr. Vice President and Chief Financial Officer	—	—	27,500	516,175
Michael A. Newman, Sr. Vice President, General Counsel and Chief Administrative Officer	9,000	143,164	9,500	183,795
Douglas C. Wride, Former Chief Operating Officer	—	—	23,750	459,488

(1) The value realized for stock options are their reported gains upon exercise of the option. The value is calculated as the difference between the stock price on the date of exercise and the exercise price multiplied by the number of shares acquired on exercise of options.

(2) The value realized for stock awards are the reported gain upon delivery of the common stock as a result of the vesting of RSUs.

Pension Benefits

We do not provide pension arrangements or post-retirement health coverage for our U.S. officers or employees. Our CEO, President, officers and other U.S. employees are eligible to participate in our 401(k) contributory defined contribution plan. In any plan year, we will contribute to each participant a matching contribution equal to 25% of the first 6% of the participant's compensation that has been contributed to the plan. The maximum matching contribution for 2010 was $3,675. All of our named executive officers other than our President, Mr. McCormack and our CFO, Mr. Locke, participated in our 401(k) plan during fiscal 2010 and received matching contributions.

Nonqualified Deferred Compensation

We do not provide any nonqualified defined contribution or other deferred compensation plans to our named executive officers.

Potential Payments Upon Termination or Change of Control

The amount of compensation payable to each named executive officer upon voluntary termination, involuntary not-for-cause termination, termination following a change of control and in the event of disability or death of the executive is shown below.

Payments Made Upon Termination

Regardless of the manner in which a named executive officer's employment terminates, the named executive officer is entitled to receive amounts earned during his term of employment. These amounts can include:

- non-equity incentive compensation earned during the fiscal year;
- vested amounts contributed to our 401(k) Plan; and
- unused vacation pay.

Payments Made Upon Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefits listed under the heading "Payments Made Upon Termination" above, the named executive officer will receive benefits under our disability plan or payments under Websense's life insurance plan, as appropriate.

Potential Severance Payments Under Employment Arrangements

The amount of compensation payable to each named executive officer upon voluntary or involuntary not-for-cause termination is shown below. The amounts shown assume that such termination was effective as of December 31, 2010, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from Websense.

Gene Hodges. In January 2006, we entered into an employment agreement with our CEO, Gene Hodges, reporting to the Board, with employment continuing "at will" until either party gives notice of termination. Pursuant to his employment agreement, if we terminate Mr. Hodges's employment without cause or if Mr. Hodges terminates his employment with us for good reason, Mr. Hodges is entitled to: (i) a separation payment in the form of his annual base salary and annual target bonus in effect as of the date of such termination or resignation paid in twelve (12) equal monthly installments, less standard deductions and withholdings; (ii) continued payment of health insurance premiums paid on his behalf by us until he and his covered dependants obtain alternative health insurance coverage, up to a maximum of twelve (12) months; (iii) acceleration of the vesting of his stock options granted in connection with the employment agreement that are otherwise unvested at the time of such termination or resignation such that he shall be vested with respect to the same number of shares as if he had remained continuously employed by us for a period of twelve (12) months following the date of such termination or resignation; and (iv) acceleration of the vesting of 100% of his restricted stock units granted in connection with the employment agreement. Cause and good reason are defined in Mr. Hodges's employment agreement.

Had a termination of Mr. Hodges's employment either without cause or for good reason occurred on December 31, 2010 without a corporate change in control event, Mr. Hodges would have been eligible to receive the payments set forth in the columns under the heading "Upon Termination without Cause or upon Resignation for Good Reason" in the table below.

	Upon Termination without Cause or upon Resignation for Good Reason				
Name	**Salary**	**Bonus**	**Benefits**	**Equity Awards**	**Total**
Gene Hodges, Chief Executive Officer(1)(2)	$557,000	$557,000	$22,320	$0	$1,136,320

(1) Salary and Bonus are paid in twelve (12) equal monthly installments, less standard deductions and withholdings.
(2) The restricted stock units granted in connection with Mr. Hodges' employment agreement were fully vested as of January 2010.

Douglas C. Wride. In June 1999, we entered into an employment agreement providing that Mr. Wride would be employed "at will," however, under his employment agreement, if Mr. Wride's employment was terminated by us other than for cause or he terminated his employment for good reason, he would be entitled to receive severance and vesting acceleration of certain equity awards.

Mr. Wride retired from Websense effective February 15, 2011 and is no longer eligible to receive severance or vesting acceleration. However, had a termination of Mr. Wride's employment without cause occurred on December 31, 2010 without a corporate change in control event, Mr. Wride would have been eligible to receive the payments set forth in the columns under the heading "Upon Termination without Cause" in the table below.

	Upon Termination without Cause		
Name	**Salary**	**Equity Awards**	**Total**
Douglas C. Wride, Former Chief Operating Officer(1)(2)	$175,000	$289,213	$464,213

(1) Salary is paid in one lump sum, less standard deductions and withholdings.
(2) Unvested options held by Mr. Wride which have an exercise price that exceed the closing price of $20.25 as of December 31, 2010 are excluded from the table. 12,500 stock options with an exercise price of $18.74 and 13,350 RSUs would become vested if Mr. Wride's employment had continued for an additional six months after a termination event on December 31, 2010.

Other Named Executive Officers. Mr. McCormack, Mr. Guibal, Mr. Locke and Mr. Newman are each employed "at will." Under the Severance Plan, if we terminate Mr. McCormack, Mr. Guibal, Mr. Locke or Mr. Newman's employment other than for cause, the terminated executive officer is entitled to receive, as severance, six months of continuation of his base salary paid in one lump sum, less standard deductions and withholdings.

Had a termination of Mr. McCormack's, Mr. Guibal's, Mr. Locke's or Mr. Newman's employment, either without cause or for good reason, occurred on December 31, 2010 without a corporate change in control event, Mr. McCormack would have been eligible to receive $200,000, Mr. Guibal would have been eligible to receive $152,500, Mr. Locke would have been eligible to receive $175,000 and Mr. Newman would have been eligible to receive $160,500.

Potential Severance Payments Related to a Change in Control

The amount of compensation payable to each named executive officer following a change of control and subsequent termination is shown below. The amounts shown assume that such termination was effective as of December 31, 2010, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from Websense.

Under the Severance Plan, Participants are entitled to receive severance benefits if the Participant's employment with Websense is involuntarily terminated without Cause (as defined in the Severance Plan) or the Participant voluntarily resigns with Good Reason, as defined in each individual's Participation Agreement ("Covered Termination"), during the period beginning two months prior to a specified Change in Control (as defined in the Severance Plan) and ending 18 months following a Change in Control (the "Coverage Period"). Certain Participants are also eligible for severance benefits in the event the Participant is involuntarily terminated without Cause or resigns for Good Reason outside the Coverage Period.

Certain of the Participants are parties to employment agreements or certain statutory protections of the laws of their respective country. These employment agreements or statutory protections will remain in effect without amendment. To the extent the severance benefits in a Participant's individual employment agreement or statutory protection is greater than those provided under the Severance Plan and Participation Agreement, then the Participant will be entitled to receive, without duplication, the greater severance benefits under the Participant's employment agreement or statutory protection, as well as any additional benefits provided under the Severance Plan not otherwise available to the Participant. None of our named executive officers have employment agreements which provide severance benefits greater than those provided under the Severance Plan and Participation Agreement under a change in control. In order to receive benefits under the Severance Plan, the Participant must meet certain criteria set forth in the individual's Participant Agreement, including the execution of a general waiver and release. A Participant's right to benefits terminates if the Participant violates any material proprietary information, non-disparagement, confidentiality or non-solicitation obligation.

We have provided different severance benefits to three tiers of officers as set forth in individual Participation Agreements. Certain executive officers, including the named executive officers (the "Executive Participants"), are entitled to the following benefits in the event of a Covered Termination during the Coverage Period: (i) a lump sum payment equal to 24 months of the Executive Participant's base salary in effect immediately prior to the Covered Termination; (ii) a lump sum additional amount equal to the greatest of (a) the average of the last three annual bonuses paid to the Executive Participant, (b) the last annual bonus paid to the Executive Participant, (c) the average of the last three annual bonuses paid prior to the Change in Control to the Executive Participant, (d) the last annual bonus paid prior to the Change in Control to the Executive Participant, or (e) the last annual target bonus for the Executive Participant; (iii) the full acceleration of vesting on all equity awards and a 12 month extension of the Executive Participant's option exercise period; and (iv) the payment of COBRA premiums until the earliest of (x) 18 months from employment termination, (y) the expiration of continued coverage under COBRA for the Executive Participant or (z) the date the Executive Participant is eligible for coverage from a subsequent employer. In addition, if the amounts payable to the Executive Participant under the Severance Plan and Participation Agreement or any other arrangement in connection with a Change in Control exceed the safe harbor for parachute payments by 10% or more under federal tax law, the Executive Participant would be entitled to an additional "gross-up" payment for the payment of all of the excise taxes payable on these benefits as well as income and employment taxes imposed on the excise taxes and gross-up payments. If the amounts payable to the Executive Participant are less than 10% in excess of the safe harbor for parachute payments, then the amounts payable to the Executive Participant would be reduced by an amount necessary to qualify the payments for the safe harbor and no gross-up payment would be made. In the event of a Covered Termination outside of the Coverage Period, the Executive Participant will be entitled to a cash severance payment equal to six months of the Executive Participant's base salary, and none of the other benefits described in this paragraph.

The following illustrates the severance benefits that would be payable under the Severance Plan and individual Participation Agreements to the CEO and the other named executive officers if a Change in Control and Covered Termination were to occur as of December 31, 2010:

Executive Participant	Cash Payment(1)	Additional Payment(2)	COBRA(3)	Value of Equity Acceleration(4)	Gross-Up Payment(5)	Total
Gene Hodges, Chief Executive Officer	$1,114,000	$557,000	$33,480	$2,452,922	$0	$4,157,402
John R. McCormack, President	$ 800,000	$300,000	$33,480	$1,361,354	$0	$2,494,834
Didier Guibal, Executive Vice President, Worldwide Sales	$ 610,000	$305,000	$ 0	$1,238,933	$0	$2,153,933
Arthur S. Locke III, Senior Vice President and Chief Financial Officer	$ 700,000	$175,000	$27,396	$1,696,950	$0	$2,599,346
Michael A. Newman, Senior Vice President, General Counsel and Chief Administrative Officer	$ 642,000	$160,500	$27,396	$ 570,167	$0	$1,400,063
Douglas C. Wride, Former Chief Operating Officer	$ 700,000	$175,000	$33,480	$ 957,642	$0	$1,866,122

(1) Represents 24 months of additional salary based on the salary in effect as of December 31, 2010.

(2) The Additional Payment represents the last annual target bonus.

(3) Estimated amount of premiums for continued coverage under Websense's group health plans for eighteen months. Mr. Guibal declines health plan coverage from Websense.

(4) Represents the fair market value of those shares subject to stock options and RSUs with accelerated vesting on December 31, 2010, calculated based on a closing price of $20.25 of Websense common stock on December 31, 2010. Unvested stock options held by these named executive officers which have an exercise price that exceed the closing price as of December 31, 2010 are excluded from the table.

(5) Assumes the change of control benefits equal the total benefits in the chart based upon the underlying assumptions noted in footnotes (1) through (4) above and that change of control occurred as of December 31, 2010.

COMPENSATION OF DIRECTORS

Our Board compensation is paid quarterly, and non-employee directors are also reimbursed for their reasonable expenses incurred in attending meetings of the Board of Directors and its committees.

In 2010, our Non-Employee Directors each received a $30,000 annual cash retainer, paid quarterly. Board and committee chairs, the Lead Independent Director, and Audit Committee members, received an additional cash retainer as follows:

	Additional Annual Retainer
Chairman	$25,000
Audit Committee Chair	$15,000
Compensation Committee Chair	$10,000
Nominating/Governance Committee Chair	$ 7,000
Lead Independent Director	$ 7,500
Audit Committee Member	$ 5,000

In addition, our Board members received meeting fees as follows:

	Attendance
Participation in a physical Board meeting	$3,000
Participation in a physical committee meeting	$1,000
Participation in any telephonic meeting	$1,000

Each of our Non-Employee Directors received stock option grants and restricted stock units under our 2009 Plan. On the date of each annual meeting of stockholders, each Non-Employee Director received a nonstatutory option to purchase 11,000 shares of common stock and a restricted stock unit covering $40,000 of common stock, with the number of shares of common stock underlying the restricted stock award equal to the quotient of $40,000 divided by the closing price of the common stock on the date of the annual award (the "annual award"). For 2010, each director received an annual award of 2,027 restricted stock units. Each annual award was made on the date of each annual stockholders' meeting. The shares subject to both the option and the restricted stock units shall vest, and any repurchase right, shall lapse, in a series of twelve successive equal monthly installments upon the individual's completion of each month of service as a Board member measured from the annual award date.

Websense's Board of Directors compensation program will remain the same in 2011. Any Non-Employee Director who is appointed to fill a vacancy on the Board of Directors on a date other than the date of the annual meeting of stockholders, will receive an initial nonstatutory stock option grant, with the number of shares of common stock for the annual award prorated based upon the number of days that have lapsed since the date of the most recent annual meeting of stockholders and the first day of the new director's service on the Board. The initial restricted stock unit award will be prorated on the same basis using the number of shares underlying the last annual restricted stock unit award made to Non-Employee Directors. The initial option grant and initial restricted stock award will vest monthly over the period from the calendar month after the date the new director commenced service on the board through the 12-month anniversary of the prior year's annual meeting of stockholders. The initial option grant and initial restricted stock awards for a new director will be made on the last trading day of the calendar month in which the director commenced service on the Board.

The exercise price of each option granted under the non-discretionary grant program is 100% of the fair market value of the common stock subject to the option on the date of grant. Restricted stock unit awards will be granted pursuant to restricted stock unit agreements, and any required tax withholding can be deducted from the vested shares of common stock to be delivered under the restricted stock unit agreements. Shares that vest under each restricted stock unit award will be distributed to the participant on the earlier of twelve months after the award date or the date of separation of service from the Board of Directors.

The following table provides information for compensation in the fiscal year ended December 31, 2010 for Non-Employee Directors who served in such capacity during fiscal 2010.

Director Compensation Table for Fiscal 2010

Name	Fees Earned or Paid in Cash	Option Awards(1)	Stock Awards(1)	Total
John B. Carrington	$81,000	$67,865	$39,972	$188,837
Bruce Coleman	$77,000	$67,865	$39,972	$184,837
John Schaefer	$90,500	$67,865	$39,972	$198,337
Mark St.Clare	$80,000	$67,865	$39,972	$187,837
Gary Sutton	$86,000	$67,865	$39,972	$193,837
Peter Waller	$67,000	$67,865	$39,972	$174,837

(1) Amounts calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation – Stock Compensation." See Note 1 of the consolidated financial statements in our Annual Report for the year ended December 31, 2010 regarding assumptions underlying valuation of equity awards.

TRANSACTIONS WITH RELATED PERSONS

RELATED-PERSON TRANSACTIONS POLICY AND PROCEDURES

We have a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Websense and any "related person" are participants involving an amount that exceeds $50,000. Transactions involving compensation for services provided to Websense as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of Websense, including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or, where Audit Committee approval would be inappropriate, to another independent body of the Board) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to Websense of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, we rely on information supplied by our executive officers and directors. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to us, (b) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Audit Committee looks at, in light of known circumstances, whether the transaction is in, or is not consistent with, the best interests of Websense and our stockholders, as the Audit Committee determines in the good faith exercise of its discretion.

CERTAIN RELATED-PERSON TRANSACTIONS

Equity grants to our directors are described under the caption "Compensation of Directors."

We have entered into indemnification agreements with each of our directors and officers. These agreements require Websense, among other things, to indemnify each director or officer against certain expenses, including attorneys' fees, judgments, fines and settlements paid by such individual in connection with any action, suit or proceeding arising out of such individual's status or service as a director or officer. These agreements also require Websense to advance expenses incurred by the individual in connection with any proceeding against him or her with respect to which such individual may be entitled to indemnification by Websense.

During 2010, we engaged in a business transaction with Corinthian Colleges, a for-profit post-secondary education system. One of our directors, Mr. Waller, served as Corinthian Colleges' Chief Executive Officer until November 2010. Corinthian Colleges paid Websense approximately $197,000 in subscription fees for a standard Web Security product. The subscription was entered into at arm's length, and was based on the standard subscription agreement Websense enters into for the sale of our products. Mr. Waller was not involved in negotiating agreements with Websense or setting price or other terms, either on behalf of Corinthian Colleges or Websense. Our Audit Committee reviewed the transaction under our Related-Person Transaction Policy and determined the transaction to be in the best interests of Websense and its stockholders. Accordingly, the Audit Committee approved the transaction.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for annual meeting materials with respect to two or more stockholders sharing the same address by delivering a single set of annual meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Websense stockholders will be "householding" our proxy materials. A single set of annual meeting materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate set of annual meeting materials, please notify your broker or Websense. Direct your written request to Websense, Inc., 10240 Sorrento Valley Road, San Diego, California 92121, Attention: Corporate Secretary, or call 877-273-7379. Stockholders who currently receive multiple copies of the annual meeting materials at their addresses and would like to request "householding" of their communications should contact their brokers.

ANNUAL REPORT

A copy of the Annual Report of Websense for the 2010 fiscal year has been mailed concurrently with this proxy statement to all stockholders entitled to notice of and to vote at the annual meeting. The Annual Report is not incorporated into this proxy statement and is not considered proxy solicitation material.

FORM 10-K

We filed an Annual Report on Form 10-K with the Securities and Exchange Commission on February 10, 2011. We will mail without charge to stockholders, upon written request, a copy of the Form 10-K, including the financial statements, schedule and list of exhibits. Requests should be sent to Websense, Inc., 10240 Sorrento Valley Road, San Diego, California 92121, Attention: Corporate Secretary.

By Order of the Board of Directors

Michael A. Newman,
Corporate Secretary

Dated: April 27, 2011

CORPORATE OFFICERS

Gene Hodges
Chief Executive Officer

John R. McCormack
President

Arthur S. Locke III
Senior Vice President,
Chief Financial Officer

Didier Guibal
Executive Vice President,
Worldwide Sales

Michael Newman
Senior Vice President,
General Counsel,
Chief Administrative Officer and
Corporate Secretary

BOARD OF DIRECTORS

John B. Carrington
Chairman

Gene Hodges
Chief Executive Officer,
Websense Inc.

Bruce T. Coleman[b]
Chief Executive Officer,
El Salto Advisors

John F. Schaefer[a][c][d]
Director

Mark S. St.Clare[a][c]
Director

Gary E. Sutton[a][b][c]
Director

Peter C. Waller[b]
Director

(a) Member of Audit Committee
(b) Member of Compensation Committee
(c) Member of Nominating and Corporate Governance Committee
(d) Lead Independent Director

CORPORATE INFORMATION

Websense Inc.
10240 Sorrento Valley Road
San Diego, CA 92121
Telephone: (858) 320-8000
www.websense.com

Stockholder Information
Investor Relations
Telephone: (858) 320-8000
http://investor.websense.com

Transfer Agent and Registrar
Computershare
250 Royall Street
Canton, MA 02021
Telephone: (800) 962-4284

Outside Corporate Counsel
Cooley LLP

Independent Accountants
Ernst & Young LLP

Notice of Annual Meeting
Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121
June 7, 2011, 11 am Pacific Time

Stock Symbol
Nasdaq: WBSN

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WEBSENSE, INC.

10240 SORRENTO VALLEY ROAD
SAN DIEGO, CA 92121 USA
TEL: 800.723.1166
TEL: 858.320.8000
WWW.WEBSENSE.COM

WEBSENSE INTERNATIONAL TECHNOLOGY LIMITED

MINERVA HOUSE
3RD FLOOR
SIMMONSCOURT ROAD
BALLSBRIDGE
DUBLIN 4, IRELAND
TEL: 353(0)1.5360000


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